                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No.    )*
                               -----------------

                            AFGL INTERNATIONAL, INC.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   000946103
                                   ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
             Internationale Nederlanden (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                                  May 31, 1996
                                  ------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /

Check the following box if a fee is being paid with the Statement. / X / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

CUSIP NO. 000946103

1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

           Internationale Nederlanden (U.S.) Capital Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                          (b)  / X /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

           WC


5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                          /   /

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

       NUMBER OF       7.   SOLE VOTING POWER         575,000
        SHARES
       BENEFICIALLY    8.   SHARED VOTING POWER          -0-
        OWNED BY
         EACH          9.   SOLE DISPOSITIVE POWER    575,000
       REPORTING
        PERSON
         WITH         10.   SHARED DISPOSITIVE POWER     -0-



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          575,000


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.74%

14.   TYPE OF REPORTING PERSON*

          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of AFGL International, Inc. (the "Issuer"), a Nevada corporation, with its principal executive offices located at 850 Third Avenue, 11th Floor, New York, New York 10002. Internationale Nederlanden (U.S.) Capital Corporation ("Holder"), a Delaware corporation, has entered into a Credit Agreement with the Issuer, described in Item 6. Simultaneously with entering into the Credit Agreement with the Issuer, the Holder purchased warrants ("Warrants") exercisable for 575,000 shares of Series E Convertible Preferred Stock, par value $0.001 per share ("Series E Preferred Stock") which shares of Series E Preferred Stock are convertible into 575,000 shares of Common Stock of the Issuer, as described in Item 6.

Item 2. Identity and Background

     This statement is being filed on behalf of Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation. Holder is engaged principally in the lending and financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

     Holder is a wholly owned subsidiary of Internationale Nederlanden (U.S.) Capital Holdings Corporation ("U.S. Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

     U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. INB is engaged principally in the financial services business.

     INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

     Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     During the last five years, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds required for the loan to the Issuer pursuant to the Credit Agreement and for the purchase of the Warrants of the Issuer have been provided from the working capital of the Holder. It is anticipated that the exercise price of the Warrants will be paid from the working capital of the Holder.

Item 4. Purpose of Transaction.

     The purpose of the transaction, described in Item 6, was to provide an inducement to Holder for entering into the Credit Agreement and providing certain loans to Issuer, as well as for general investment purposes. Except as set forth above and in Item 6 and the exhibits hereto, Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer.

     (a) Holder may be deemed to own beneficially (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) the shares of Common Stock of the Issuer which it has a right to acquire pursuant to the exercise of the Warrants for Series E Preferred Stock, and conversion of the Series E Preferred Stock into Common Stock. According to the Issuer there were 4,899,592 shares of Common Stock outstanding as of May 31, 1996. Based on such number and assuming the exercise of the Warrants in full, the Common Stock that Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3) represents approximately 11.74% of the outstanding Common Stock. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

     (b) Upon of the Warrants and subsequent conversion of Series E Preferred Stock, Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock which Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3).

     (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on
Schedule 1 hereto, during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On May 31, 1996, Holder, as agent for various lenders, entered into a credit agreement ("Credit Agreement") with the Issuer, as the borrower, providing for (i) a term loan in the principal amount of Nine Million Dollars ($9,000,000) ("Term Loan"); and (ii) a revolving loan commitment in an aggregate amount of up to Six Million Dollars ($6,000,000).

     Simultaneously with entering into the Credit Agreement, Holder purchased Warrants exercisable, at an exercise price of $0.02 per Warrant Share, for 575,000 shares of Series E Preferred Stock. The Series E Preferred Stock is convertible, at the rate of one to one, in whole or in part at any time into Common Stock of the Issuer at the option of the Holder. In certain circumstances the Holder has a right to require the Issuer to repurchase the Warrant Securities (as defined in the Warrant Purchase Agreement). These circumstances include a repurchase of the entire amount of the Warrant Securities upon an Event of Default (as defined in the Credit Agreement) and a portion of the Warrant Securities (the portion determined in accordance with Section 19 of the Warrant Purchase Agreement) in the event (i) any representation or warranty of the Issuer under any of the documents relating to the Credit Agreement is incorrect when made in any material respect; (ii) the Issuer defaults in performance and observance of its obligations under the Warrant Documents; (iii) of a merger or consolidation of the Issuer with or into any other person, except certain permitted mergers; (iv) of a Change of Control (as defined in the Warrant Purchase Agreement); or, (v) of a refinancing under certain circumstances.

     On May 31, 1996, Holder and the Issuer also entered into a registration rights agreement ("Registration Rights Agreement") providing for the registration, under certain circumstances, of Holder's Common Stock issuable upon conversion of Series E Preferred Stock.

     The description of the transactions contained herein is qualified in its entirety by reference to the Credit Agreement, the Warrant Purchase Agreement and the Registration Rights Agreement, and the letter agreement between AFGL International, Inc. and Internationale Nederlanden (U.S.) Capital Corporation dated May 31, 1996, which are attached as Exhibits to this statement on
Schedule 13D.

Item 7. Material to be filed as Exhibits.

1 Credit Agreement dated as of May 31, 1996, among AFGL International, Inc., as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation as the Agent for the Lenders.

2 Warrant Purchase Agreement Between AFGL International, Inc. and Internationale Nederlanden (U.S.) Capital Corporation, Dated as of May 31, 1996.

3 Registration Rights Agreement between AFGL International, Inc. and Internationale Nederlanden (U.S.) Capital Corporation, Dated as of May 31, 1996.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 1996

                         INTERNATIONALE NEDERLANDEN (U.S.)
                         CAPITAL CORPORATION


                         By: /s/ Teresa Ellenson
                            ------------------------------
                            Name:   Teresa Ellenson
                            Title:  Vice President

                                   SCHEDULE 1

     Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

     The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

             INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION

Executive Officers


Name                               Position
- ----                               --------

L.C. Grijns                        Chairman
H.D. Bartges                       President
 (U.S.)


Directors
- ---------
                                   Principal Occupation
Name                               (if other than as indicated above)
- ----                               ----------------------------------

L.C. Grijns                        Chairman
H.D. Bartges                       President
 (U.S.)
J.C. Gray                          Treasurer Senior Managing Director of Holder
 (U.S.)
Bart Staal

        INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL HOLDINGS CORPORATION


Executive Officers
- ------------------

Name                             Position
- ----                             --------

L.C. Grijns                      Chairman
H.D. Bartges                     President
 (U.S.)


Directors
- ---------

                                 Principal Occupation
Name                             (if other than as indicated above)
- ----                             ----------------------------------

L.C. Grijns,
     Chairman
J.C. Gray
     (U.S.)
H.D. Bartges
     (U.S.)
H.H. Idzerda
C. Maas
Bart Staal


                                 ING BANK N.V.

Executive Officers
- ------------------

Name                             Position
- ----                             --------

G.J.A. van der Lugt              Chairman
J.H.M. Lindenbergh               Member
C. Maas                          Member
M. Minderhoud                    Member

Directors
- ---------
                            Principal Occupation
Name                        (if other than as indicated above)
- ----                        ----------------------------------


J. W. Berghuis              Vice Chairman, Executive Board, Koninklijke
                              Pakhoed N.V.
J. Kamminga                 Chairman of the Board, MKB Nederland; director of
                             Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen            Retired
G. Verhagen                 Retired
P.F. van der Heijden


                                 ING GROUP N.V.

Executive Officers
- ------------------

Name                        Position
- ----                        --------

A.G. Jacobs                 Chairman
G.J.A. van der Lugt         Vice Chairman
J.H. Holsboer               Member
H. Huizinga                 Member
E. Kist                     Member
J.H.M. Lindenbergh          Member
C. Maas                     Member
M. Minderhoud               Member


Directors
- ---------
                            Principal Occupation
Name                        (if other than as indicated above)
- ----                        --------------------------------

J.B. Erbe,                  Retired
  Chairman
L.A.A. van den Berghe       Professor at Erasmus University of Rotterdam,
  (Belgium)                 The Netherlands (Economics and management of
                              insurance companies)

J.W. Berghuis                Vice Chairman, Executive Board, Koninklijke
                               Pakhoed N.V.
J. Kamminga                  Chairman of the Board, MKB Nederland; director
                               of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen             Retired
J.J. van Rijn                Retired
G. Verhagen                  Retired
   Vice Chairman
P.F. van der Heijden
M. Ververs                   Chairman of Executive Board, Wolters Kluwer N.V.
   Vice Chairman

                                EXHIBIT INDEX


Exhibit      Description
- -------      -----------

1 Credit Agreement dated May 31, 1996, among AFGL International, Inc., as the Borrower, Various Lenders and Internationale Nederlanden (U.S.) Capital Corporation, as the Agent for the Lenders.

2 Warrant Purchase Agreement between AFGL International, Inc. and Internationale Nederlanden (U.S.) Capital Corporation, Dated May 31, 1996.

3 Registration Rights Agreement between AFGL International, Inc. and Internationale Nederlanden (U.S.) Capital Corporation, Dated
             May 31, 1996.

                                                                      EXHIBIT 1



- --------------------------------------------------------------------------------




                                CREDIT AGREEMENT


                            Dated as of May 31, 1996


                                  by and among


                            AFGL INTERNATIONAL, INC.


                                  As Borrower,


                                VARIOUS LENDERS


                                      and



             INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION,


                          as Agent for the Lenders



- -------------------------------------------------------------------------------

ARTICLE 1.  DEFINITIONS .......................................................................................   1
    SECTION 1.1.            Defined Terms .....................................................................   1
    SECTION 1.2.            Use of Defined Terms  .............................................................  26
    SECTION 1.3.            Cross-References  .................................................................  27
    SECTION 1.4.            Accounting and Financial Determinations ...........................................  27

ARTICLE 2.  COMMITMENTS .......................................................................................  27
    SECTION 2.1.            Term Loan and Revolving Loan Commitment ...........................................  27
    SECTION 2.1.1.          Term Loan .........................................................................  27
    SECTION 2.1.2.          Revolving Loan Commitment .........................................................  27
    SECTION 2.1.3.          Limitations on Revolving Credit Commitment  .......................................  27
    SECTION 2.2.            Changes in Advance Rations; Establishment of Reserves .............................  27
    SECTION 2.2.2           Establishment of Reserves  ........................................................  27
    SECTION 2.2.1.          Advance Ratios  ...................................................................  28
    SECTION 2.3.            Commitment Fee ....................................................................  28
    SECTION 2.4.            Increased Costs; Capital Adequacy .................................................  28

ARTICLE 3.  LOANS AND NOTES ...................................................................................  30
    SECTION 3.1.            Borrowing Procedure ...............................................................  30
    SECTION 3.2.            Notes .............................................................................  30
    SECTION 3.3.            Principal Payments ................................................................  31
    SECTION 3.3.1.          Repayments and Prepayments ........................................................  31
    SECTION 3.3.2.          Application .......................................................................  33
    SECTION 3.3.3.          Revolving Loans on Borrower's Behalf ..............................................  33
    SECTION 3.3.4.          Reduction of Revolving Loan Commitment ............................................  33
    SECTION 3.4.            Interest ..........................................................................  34
    SECTION 3.4.1.          Term Loan Rate  ...................................................................  34
    SECTION 3.4.2.          Revolving Loan Rate  ..............................................................  34
    SECTION 3.4.3.          Continuation and Conversion Elections .............................................  34
    SECTION 3.4.4.          Post-Default Rates  ...............................................................  35
    SECTION 3.4.5.          Payment Dates  ....................................................................  35
    SECTION 3.4.6.          Rate Determinations  ..............................................................  36
    SECTION 3.4.7.          Limitation on Types of Loans ......................................................  36
    SECTION 3.4.8.          Illegality  .......................................................................  36
    SECTION 3.4.9.          Treatment of Affected Loans .......................................................  36
    SECTION 3.4.10.         Compensation  .....................................................................  37
    SECTION 3.5.            Taxes  ............................................................................  37
    SECTION 3.6.            Payments, Interest Rate Computations, Other
                               Computations, etc. .............................................................  39
    SECTION 3.7.            Proration of Payments .............................................................  39
    SECTION 3.8.            Setoff  ...........................................................................  40
    SECTION 3.9.            Use of Proceeds ...................................................................  40

ARTICLE 4.  CONDITIONS TO LOANS ..............................................................................   41
    SECTION 4.1.            Initial Loan  ....................................................................   41
    SECTION 4.1.1.          Resolutions, etc. ................................................................   41
    SECTION 4.1.2.          Notes  ...........................................................................   42
    SECTION 4.1.3.          Subsidiary Guaranty  .............................................................   42
    SECTION 4.1.4.          No Contest, etc.  ................................................................   42
    SECTION 4.1.5.          Certificate as to Completed Conditions,
                               Warranties, No Default, etc.  .................................................   42
    SECTION 4.1.6.          Opinions of Counsel  .............................................................   43
    SECTION 4.1.7.          Closing Fees, Expenses, etc.  ....................................................   43
    SECTION 4.1.8.          Security Documents and Perfection ................................................   43
    SECTION 4.1.9.          Employment Agreements; Compensation  .............................................   44
    SECTION 4.1.10.         Pension and Welfare Liabilities  .................................................   44
    SECTION 4.1.11.         Insurance  .......................................................................   44
    SECTION 4.1.12.         Key Man Insurance  ...............................................................   45
    SECTION 4.1.13.         Financial Information, etc. ......................................................   45
    SECTION 4.1.14.         Solvency, etc.  ..................................................................   45
    SECTION 4.1.15.         Acquisition  .....................................................................   45
    SECTION 4.1.16          Additional Equity  ...............................................................   44
    SECTION 4.1.17          Releases of Liens on Assets ......................................................   44
    SECTION 4.1.18          Review of the Borrower's Operations ..............................................   44
    SECTION 4.1 19          Material Contracts ...............................................................   45
    SECTION 4.1.20.         Letter to Accountants  ...........................................................   45
    SECTION 4.1.21.         Other Documents, Certificates, Etc ...............................................   47
    SECTION 4.2All          Loans ............................................................................   45
    SECTION 4.2.1.          Compliance with Warranties, No Default, etc. .....................................   47
    SECTION 4.2.2.          Borrowing Request, etc. ..........................................................   47
    SECTION 4.2.3.          Satisfactory Legal Form ..........................................................   48
    SECTION 4.2.4.          Margin Regulations ...............................................................   48
    SECTION 4.2.5.          Adverse Change ...................................................................   48
    SECTION 4.2.6.          Change in Law ....................................................................   48

    ARTICLE 5.  WARRANTIES, ETC. ..............................................................................  48
    SECTION 5.1.            Organization, Power, Authority, etc. .............................................   49
    SECTION 5.2.            Due Authorization  ...............................................................   49
    SECTION 5.3.            Validity, etc. ...................................................................   49
    SECTION 5.4.            Financial Information; Solvency  .................................................   49
    SECTION 5.5.            Material Adverse Change  .........................................................   50
    SECTION 5.6.            Absence of Default ...............................................................   51
    SECTION 5.7.            Litigation, Legislation, etc. ....................................................   51
    SECTION 5.8.            Regulations G, T, U and X  .......................................................   51
    SECTION 5.9.            Government Regulation  ...........................................................   51
    SECTION 5.10.           Taxes  ...........................................................................   51

                                      ii


    SECTION 5.11.           Pension and Welfare Plans...............................................................  52
    SECTION 5.12.           Labor Controversies  ...................................................................  53
    SECTION 5.13.           Ownership of Properties; Collateral  ...................................................  54
    SECTION 5.14.           Intellectual Property ..................................................................  54
    SECTION 5.15.           Accuracy of Information ................................................................  54
    SECTION 5.16.           Insurance ..............................................................................  55
    SECTION 5.17.           Certain Indebtedness ...................................................................  55
    SECTION 5.18.           Environmental Matters ..................................................................  55
    SECTION 5.19.           No Burdensome Agreements ...............................................................  55
    SECTION 5.20.           Consents ...............................................................................  56
    SECTION 5.21.           Contracts ..............................................................................  56
    SECTION 5.22.           Employment Agreements ..................................................................  56
    SECTION 5.23.           Condition of Property ..................................................................  56
    SECTION 5.24.           Subsidiaries ...........................................................................  56
    SECTION 5.25.           Acquisition Agreement ..................................................................  56
    SECTION 5.26.           Trade Relations ........................................................................  57

ARTICLE 6.COVENANTS.................................................................................................  57
    SECTION 6.1.            Affirmative Covenants...................................................................  57
    SECTION 6.1.1.          Financial Information, etc. ............................................................  57
    SECTION 6.1.2.          Maintenance of Corporate Existence, etc. ...............................................  59
    SECTION 6.1.3.          Foreign Qualification ..................................................................  59
    SECTION 6.1.4.          Payment of Taxes, etc. .................................................................  59
    SECTION 6.1.5.          Insurance ..............................................................................  59
    SECTION 6.1.6.          Notice of Default, Litigation, etc. ....................................................  60
    SECTION 6.1.7.          Books and Records ......................................................................  62
    SECTION 6.1.8.          Maintenance of Properties, Etc. ........................................................  62
    SECTION 6.1.9.          Maintenance of Licenses and Permits ....................................................  62
    SECTION 6.1.10.         Employee Plans..........................................................................  62
    SECTION 6.1.11.         Environmental Management................................................................  62
    SECTION 6.1.12.         Compliance with Laws....................................................................  62
    SECTION 6.1.13.         Interest Rate Protection ...............................................................  63
    SECTION 6.1.14.         Real Estate ............................................................................  63
    SECTION 6.1.15.         Underwriting Offering ..................................................................  63
    SECTION 6.1.16.         Whitney Group ..........................................................................  63
    SECTION 6.2.            Negative Covenants .....................................................................  63
    SECTION 6.2.1.          Business Activities ....................................................................  63
    SECTION 6.2.2.          Indebtedness ...........................................................................  64
    SECTION 6.2.3.          Liens ..................................................................................  65
    SECTION 6.2.4.          Financial Condition ....................................................................  66
    SECTION 6.2.5.          Capital ................................................................................  68
    SECTION 6.2.6.          Lease ..................................................................................  68
    SECTION 6.2.8.          Restricted Payments, etc.  .............................................................  69


    SECTION 6.2.9.          Take or Pay Contracts; Sale/Leasebacks .................................................  70
    SECTION 6.2.10.         Consolidation, Merger, Subsidiaries, etc.  .............................................  70
    SECTION 6.2.11.         Asset Dispositions, etc.  ..............................................................  70
    SECTION 6.2.12.         Modification of Organic Documents, .....................................................  70
    SECTION 6.2.13.         Transactions with Affiliates ...........................................................  71
    SECTION 6.2.14.         Inconsistent Agreements ................................................................  71
    SECTION 6.2.15.         Change in Accounting Method ............................................................  71
    SECTION 6.2.16.         Change in Fiscal Year End ..............................................................  71
    SECTION 6.2.17.         Compliance with ERISA ..................................................................  71
    SECTION 6.2.18.         Limitation on Restrictions on Subsidiary Dividends .....................................  71
    SECTION 6.2.19.         Whitney Group ..........................................................................  71

ARTICLE 7.  EVENTS OF DEFAULT ......................................................................................  72
    SECTION 7.1.            Events of Default ......................................................................  72
    SECTION 7.1.1.          Non-Payment of Obligations .............................................................  72
    SECTION 7.1.2.          Non-Performance of Certain Covenants ...................................................  72
    SECTION 7.1.3.          Defaults Under Other Loan Documents;
                             Non-Performance of Other Obligations ..................................................  72
    SECTION 7.1.4.          Bankruptcy, Insolvency, etc.  ..........................................................  72
    SECTION 7.1.5.          Breach of Warranty .....................................................................  73
    SECTION 7.1.6.          Default on Other Indebtedness, etc. ....................................................  73
    SECTION 7.1.7.          Failure of Valid, Perfected Security Interest ..........................................  74
    SECTION 7.1.8.          Employee Plans .........................................................................  74
    SECTION 7.1.9.          Judgments ..............................................................................  74
    SECTION 7.1.10.         Cessation of Business; Dissolution .....................................................  75
    SECTION 7.2.            Action if Bankruptcy ...................................................................  75
    SECTION 7.3.            Action if Other Event of Default .......................................................  75

ARTICLE 8.  THE AGENT ..............................................................................................  75
    SECTION 8.1.            Actions ................................................................................  75
    SECTION 8.2.            Funding Reliance, etc. .................................................................  76
    SECTION 8.3.            Exculpation ............................................................................  77
    SECTION 8.4.            Successor ..............................................................................  77
    SECTION 8.5.            Loans by the Agent .....................................................................  77
    SECTION 8.6.            Credit Decisions  ......................................................................  77
    SECTION 8.7.            Copies, etc. ...........................................................................  78

ARTICLE 9.  MISCELLANEOUS ..........................................................................................  78
    SECTION 9.1.            Waivers, Amendments, etc. ..............................................................  78
    SECTION 9.2.            Notices ................................................................................  79
    SECTION 9.3.            Costs and Expenses .....................................................................  80
    SECTION 9.4.            Indemnification ........................................................................  81
    SECTION 9.5.            Survival ...............................................................................  83


    SECTION 9.6.            Severability ..........................................................................   83
    SECTION 9.7.            Headings ..............................................................................   83
    SECTION 9.8.            Counterparts, Effectiveness, etc. .....................................................   83
    SECTION 9.9.            Governing Law; Entire Agreement .......................................................   83
    SECTION 9.10.           Successors and Assigns ................................................................   84
    SECTION 9.11.           Sale and Transfers, Participations, etc.  .............................................   85
    SECTION 9.12.           Other Transactions ....................................................................   87
    SECTION 9.13.           Confidentiality .......................................................................   87
    SECTION 9.14.           Change in Accounting Principles .......................................................   88
    SECTION 9.15.           Waiver of Jury Trial, Etc. ............................................................   88
    SECTION 9.16.           Limitation of Liability ...............................................................   88
    SECTION 9.17.           Usury Savings Clause ..................................................................   89





SCHEDULES AND EXHIBITS
- ----------------------

Schedule  1 - Disclosure Schedule

Exhibit A       -    Form of Borrowing Request
Exhibit B       -    Form of Borrowing Base Certificate
Exhibit C       -    Form of Compliance Certificate
Exhibit D       -    Form of Continuation/Conversion Notice
Exhibit E-1     -    Form of Revolving Note
Exhibit E-2     -    Form of Term Note
Exhibit F       -    Form of Transfer Supplement
Exhibit G       -    Form of Acknowledgment of Interest Rate Contract Counterparty


     CREDIT AGREEMENT


     THIS CREDIT AGREEMENT, dated as of May 31, 1996, by and among AFGL INTERNATIONAL, INC., a Nevada corporation, various lenders as are, or may from time to time become, parties hereto, and INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION, a Delaware corporation, as Agent for the Lenders.


                              W I T N E S S E T H:

RECITALS.


     A. The Borrower desires to obtain from the Lenders (i) a Term Loan in the principal amount of Nine Million Dollars ($9,000,000), and (ii) a Revolving Loan Commitment in an aggregate amount of up to Six Million Dollars ($6,000,000);

     B. The Lenders are willing, on the terms and conditions set forth herein to make the Term Loan and to extend the Revolving Loan Commitment; and

     C. The Term Loan and the Revolving Loans will be used in the manner described in Section 3.9 below;

     NOW, THEREFORE, for good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                  ARTICLE 1.

                                 DEFINITIONS


     SECTION 1.1  Defined Terms.   The following terms (whether or not
underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

     "Account" means any "account" (as such term is defined in Section 9-106 of the UCC) of the Borrower or its Eligible Subsidiaries arising from the sale or lease of goods or providing of services in the ordinary course of business.

     "Account Debtor" means any Person who is or may become obligated to the Borrower or its Eligible Subsidiaries under, with respect to, or on account of, an Account.

     "Acquisition" means the acquisition by the Borrower of the "Companies Stock" (as such term is defined in the Acquisition Agreement) in exchange for the payment of the "Preliminary Purchase Price" and the "Additional Amount" (as such terms are defined in the Acquisition Agreement) pursuant to the terms and conditions of the Acquisition Agreement.

     "Acquisition Agreement" means that certain Stock Purchase Agreement, dated as of April 10, 1996, between the Borrower, Irene Cohen, CSA, CTS, and the Sellers, as amended, modified or supplemented to the date hereof.

     "Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any Plan). A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power (a) to vote 5% or more of the securities having ordinary voting power for the election of directors of such Person, or (b) to direct or cause the direction of the management or policies of such Person whether by contract or otherwise; provided that no Lender shall be deemed to constitute an Affiliate of the Borrower.

     "AFGL" means AFGL, Inc., a Delaware corporation which is a wholly-owned Subsidiary of the Borrower.

     "Agent" means ING as agent for the Lenders pursuant hereto, or such other Person as shall have subsequently been appointed as the successor agent pursuant to Section 8.4.

     "Agreement" means, on any date, this Credit Agreement as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect.

     "Applicable Lending Office" means, with respect to any Lender, the branch or office of such Lender at which Loans of a certain type are maintained.

     "Approved Acquisition Expenditures" means, in connection with any purchase or other acquisition of all or substantially all of the assets or stock of any Person (or of any operating division or unit thereof), the net consideration paid in the form of a Cash Equivalent Investment in connection with such purchase or acquisition; provided, that nothing contained in this definition shall in any event be deemed a consent to any purchase or acquisition which is otherwise prohibited under the terms of this Agreement or the other Loan Documents unless such purchase or acquisition is consented to in writing by the Required Lenders.

     "Authorized Officer" means, relative to any Loan Party those officers of such Loan Party whose signatures, incumbency and authority shall have been certified to the Agent and the Lenders pursuant to Section 4.1.1.

     "Base Rate Loans" means Loans, or portions thereof, interest rates on which are determined on the basis of the ING Alternate Base Rate.

     "Borrower" means AFGL International, Inc., a Nevada corporation.

     "Borrowing" means the Loans or portions thereof of the same type and, in the case of Eurodollar Loans, having the same Interest Period, in each case made, converted or continued by the Lenders on the same Business Day pursuant to the same Borrowing Request or Continuation/Conversion Notice in accordance with Sections 3.1 or 3.4.3.

     "Borrowing Request" means a loan request and certificate duly executed by an Authorized Officer of the Borrower in the form of Exhibit A.

     "Borrower Pledge Agreement" means the Stock and Notes Pledge Agreement, dated as of the Closing Date, made by the Borrower in favor of the Agent, for its benefit and the ratable benefit of the Lenders as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect, pursuant to which the Borrower shall pledge to the Agent as security for the Obligations all of the issued and outstanding Stock of its direct Subsidiaries and all promissory notes, other instruments and securities held by the Borrower (including without limitation, the Subsidiary Notes).

     "Borrower Trademark Assignment" means the Collateral Assignment and Security Agreement (Trademarks), dated as of the Closing Date, made by the Borrower in favor of the Agent, for its benefit and the ratable benefit of the Lenders, as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect, as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect.

     "Borrowing Base" means an amount equal to: (a) eighty-five percent (85%) of Eligible Accounts, as the percentage set forth in this clause (a) may be increased or decreased pursuant to Section 2.2.1 hereof, minus (b) reserves established from time to time pursuant to Section 2.2.2 hereof.

     "Borrowing Base Certificate" means a certificate of the chief executive, accounting or financial Authorized Officer of the Borrower in the form of Exhibit B attached hereto.

     "Business Day" means:

     (a) any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York; and

     (b) relative to the making, continuing, prepaying or repaying of any Eurodollar Loans, any day on which dealings in Dollars are carried on in the London interbank market.

     "Capitalized Lease Liabilities" means all monetary obligations of the Borrower and its Subsidiaries under any leasing or similar arrangement which, in accordance with GAAP, are or would be classified as capitalized leases.

     "Cash Equivalent Investment" means, at any time:

     (a) any direct obligation issued or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, or issued by any state or political subdivision or public instrumentality thereof, (i) which has a remaining maturity at the time of purchase of not more than one (1) year or which is subject to a repurchase agreement with any Lender or any Eligible Lending Institution exercisable within one (1) year from the time of purchase so long as such direct obligation remains in the possession of the Borrower or in the possession of any Lender and (ii) which, in the case of obligations of any state or political subdivision or public instrumentality thereof, is rated AA or better by Moody's Investors Service, Inc.;

     (b) certificates of deposit, time deposits, demand deposits and bankers' acceptances, having a remaining maturity at the time of purchase of not more than one (1) year, issued by any Lender or by any Eligible Lending Institution;

     (c) corporate obligations rated Prime-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Corporation, having a remaining maturity at the time of purchase of not more than one (1) year; and

     (d) shares of funds registered under the Investment Company Act of 1940, as amended, having assets of at least $100,000,000 which invest only in obligations described above and which shares are rated by Moody's Investors Service, Inc. or Standard & Poor's Corporation in one of the two highest rating categories assigned by such agencies for obligations of such nature.

     "Cash Flow" means, for any period, an amount equal to (without duplication) the consolidated Net Income of the Borrower and its Subsidiaries, plus depreciation, amortization of intangible assets and other non-cash charges of the Borrower and its Subsidiaries, minus non-cash credits and revenues, plus decreases in the Borrower's and its Subsidiaries' working capital (excluding changes in cash, Cash Equivalent Investments and current maturities of Indebtedness), minus increases in the Borrower's and its Subsidiaries' working capital (excluding changes in cash, Cash Equivalent Investments and current maturities of Indebtedness).

     "Change in Control" means (i) the failure of Gary S. Goldstein to own at least 85% of the Stock of the Borrower which he owns on the Closing Date, provided, however, that any Stock of the Borrower sold or transferred to the Borrower in satisfaction of the Goldstein Note shall not be considered for the purposes of this clause (i), or (ii) the failure of either (A) Gary S. Goldstein to be the Chief Executive Officer and President of the Borrower and to be actively involved in the management of the Borrower and its Subsidiaries or (B) any two of the following individuals to be actively involved in the management of the Borrower and its Subsidiaries at any time prior to the third anniversary of the Closing Date or, thereafter, at least one of the following individuals to be actively involved in the management of the Borrower and its Subsidiaries at any time after the Closing
Date: (1) Irene Cohen, (2) Michael List, and (3) Ron Wendlinger, (iii) the acquisition by any Person or group of Persons of beneficial ownership of more than 20% of the outstanding Stock of the Borrower (within the meaning of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder); provided, however, that this clause (iii) shall not apply to an underwriter(s) who acquires Stock of the Borrower in connection with a public offering of Stock of the Borrower which is being underwritten by such underwriter(s), or (iv) during any period of 12 consecutive months (whether commencing before or after the Closing Date), the failure of individuals who on the first day of such period were directors of the Borrower (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) to constitute a majority of the Board of Directors of the Borrower.

     "Charges" means all federal, state, county, city, municipal, local, foreign or other governmental (including, without limitation, PBGC) (a) taxes at the time due and payable and (b) levies, assessments, charges, liens, claims or encumbrances upon or relating to (i) the Collateral, (ii) the Obligations,
(iii) the Borrower's and its Subsidiaries' employees, payroll, income or gross receipts, (iv) the Borrower's and its Subsidiaries' ownership or use of their assets, or (v) any other aspect of the Borrower's and its Subsidiaries' business.

     "Citigate Shares" means the 64,000 shares of stock of Citigate Communications Group Limited, a limited liability company in England and Wales owned by AFGL.

     "Closing Date" the date of the funding of the Term Loan and the initial Borrowing of the Revolving Loans.

     "Closing Date Pro Forma Balance Sheet" means the pro forma balance sheet of the Borrower as of the Closing Date, prepared by the Borrower based on the financial statements described in clauses (a)(i) and (ii) of Section 5.4 and after giving effect to the consummation of the transactions contemplated by this Agreement to occur on the Closing Date, including the Acquisition and the making of the Term Loan and the initial Borrowing of the Revolving Loans.

     "Collateral" means all property and interests in property and proceeds thereof now owned or hereafter acquired by the Borrower or any Subsidiary in or upon which a Lien is granted to the Agent, for its benefit and the ratable benefit of the Lenders, under any of the Loan Documents.

     "Commitment" means, collectively, the Lenders' Revolving Loan Commitments and Term Loan Commitments.

     "Commitment Letter" means the Commitment Letter dated April 26, 1996 between the Borrower and ING.

     "Commonly Controlled Entity" means, with respect to any Person, an entity or trade or business, whether or not incorporated, which is from time to time a member of a controlled group or a group under common control with such Person within the meaning of Sections 414(b), 414(c), 414(m) or 414(o) of the IRC or
Section 4001(a)(14) of ERISA. Unless otherwise indicated in this Agreement, Commonly Controlled Entity shall refer to a Commonly Controlled Entity with respect to the Borrower.

     "Compliance Certificate" means a certificate duly executed by the chief executive, operating, accounting or financial Authorized Officer of the Borrower in the form of Exhibit C, together with such changes as the Required Lenders may from time to time reasonably request through the Agent for purposes of monitoring the Borrower's compliance herewith.

     "Consolidated Capital Expenditures" means, for any period, without duplication, the sum of (a) the gross dollar amount of additions during such period to property, plant, equipment and other fixed assets of the Borrower and its Subsidiaries, including those additions made in the ordinary course of business, but excluding routine maintenance and repairs, plus (b) the aggregate amount of Capitalized Lease Liabilities incurred during such period by the Borrower and its Subsidiaries.

     "Continuation/Conversion Notice" means a notice of continuation or conversion and certificate duly executed by the chief executive, accounting or financial Authorized Officer of the Borrower in the form of Exhibit D attached hereto.

     "Contract" means any agreement or agreements pursuant to or under which an Account Debtor shall be obligated to pay for services rendered or merchandise sold to any Person from time to time.

     "Contractual Obligation" means, relative to any Person, any provision of any security issued by such Person or of any Instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

     "CSA" means Corporate Staffing Alternatives, Inc., a New York corporation which upon consummation of the Acquisition Agreement will be a wholly-owned Subsidiary of HCSS.

     "CTS" means Certified Technical Staffing, Inc., a New York corporation which upon consummation of the Acquisition Agreement will be a wholly-owned Subsidiary of HCSS.

     "Current Ratio" means, at any date, the ratio at such date of (a) current assets at such date, to (b) current liabilities excluding current maturities of the Obligations at such date, determined on a consolidated basis for the Borrower and its Subsidiaries in accordance with GAAP.

     "Default" means any Event of Default or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default.

     "Disclosure Schedule" means the Disclosure Schedule attached hereto as
Schedule 1, as it may be amended, supplemented or otherwise modified from time to time by the Borrower with the consent of the Required Lenders as provided in
Section 4.3.2.

     "Dollar" and the sign "$" mean lawful money of the United States.

     "EBITDA" means, for any period, an amount equal to Net Income plus (to the extent deducted in determining Net Income) interest expense, provisions for income taxes, depreciation, amortization of intangible assets and other non-cash charges, minus (to the extent included in determining Net Income) non-cash credits and revenues, in each case for the Borrower and its Subsidiaries on a consolidated basis.

     "Eligible Accounts" means the net outstanding balance, less all finance charges, late fees and other fees which are unearned, of all Accounts of the Borrower and its Eligible Subsidiaries, provided that no Account shall be deemed eligible if:

     (a) any representation or warranty contained in this Agreement, the Security Agreement or any of the other Loan Documents applicable either to Accounts in general or to any such specific Account has been breached as of any date made in any material respect with respect to such Account;

     (b) fifty percent (50%) or more of the outstanding Accounts from the Account Debtor are ineligible;

     (c) the Account Debtor has (i) become insolvent or generally failed to pay, or admitted in writing its inability to pay, debts as they become due,
(ii) applied for, consented to, or acquiesced in, the appointment of a trustee, receiver, sequestrator or other custodian for such Account Debtor or any property thereof or made a general assignment for the benefit of creditors,
(iii) in the absence of such application, consent or acquiescence, permitted or suffered to exist the appointment of a trustee, receiver, sequestrator or other custodian for such Account Debtor or for a substantial part of its property, or
(iv) permitted or suffered to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or any dissolution, winding up or liquidation proceeding in respect of such Account Debtor;

     (d) such Account is billed on other than standard terms of payment;

     (e) as of any date, such Account has remained unpaid for a period exceeding 90 days after the due date of the invoice issued with respect thereto;

     (f) the sale represented by such Account is to an Account Debtor outside the United States, unless the payment of such Account is backed by a letter of credit denominated in Dollars issued or confirmed by a United States bank or a foreign bank with an office located in the

United States, in each case acceptable to the Agent and on terms acceptable to the Agent, and the Agent has received an assignment of the Borrower's or its Eligible Subsidiary's rights under such letter of credit or acceptance or has been irrevocably designated the payee of such letter of credit or acceptance;

     (g) the Account Debtor is an Affiliate or employee of the Borrower or any Subsidiary;

     (h) the Account is subject to any set-off by the Account Debtor, in which event such Account will be deemed ineligible to the extent of such set-off;

     (i) the Account is denominated in other than Dollars or is payable outside the United States;

     (j) based on the customary credit decisions of the Agent, collection of such Account is insecure for any reason or there is a reasonable probability that such Account may not be paid provided that no such Account shall be excluded unless the Agent shall have given to the Borrower not less than ten
(10) days prior written notice;

     (k) the Account is subject to a material claim or dispute by the Account Debtor;

     (l) the Account is subject to any Lien whatsoever, other than Liens in favor of the Agent, for its benefit and the ratable benefit of the Lenders;

     (m) the Account is not evidenced by an invoice or other writing in form reasonably acceptable to the Agent;

     (n) the Account is evidenced by chattel paper or an instrument unless such chattel paper or instrument is pledged to the Agent as security pursuant to the Borrower Pledge Agreement or the Subsidiary Pledge Agreement;

     (o) the Account or Accounts represent, individually or when aggregated with all other outstanding Accounts of the same Account Debtor, (i) more than fifteen percent (15%) of the net outstanding balance of all Eligible Accounts of the Borrower and the Eligible Subsidiaries (on a consolidated basis) then outstanding for all Account Debtors other than Merrill Lynch & Co. and Affiliates or (ii) more than twenty percent (20%) of the net outstanding balance of all Eligible Accounts of the Borrower and the Eligible Subsidiaries (on a consolidated basis) then outstanding for Merrill Lynch & Co. and Affiliates as Account Debtor;

     (p) the Account or Accounts exceed any credit limit established by the Borrower or its Eligible Subsidiary (which limit shall be reasonably satisfactory to the Agent) for the Account Debtor based on the Borrower's customary credit considerations, in which case such Account or Accounts will be deemed ineligible to the extent of such excess;

     (q) the Borrower or its Eligible Subsidiary, in order to be entitled to collect such Account (or, if such Account is evidenced by multiple invoices, the amount of such Account evidenced by any such invoice), is required to perform any additional service for, or perform or incur any additional obligation to, the Account Debtor in respect of such Account (or amount so invoiced);

     (r) the Account is an account of the United States government or any agency or instrumentality of the United States, unless the Borrower or its Subsidiary has complied with the requirements of the Federal Assignment of Claims Act (31 U.S.C. 3727), or the Account is an account of any state government or agency thereof unless the Borrower or its Eligible Subsidiary has complied with any state assignment of claims or similar laws relative to the assignment of such Account to and the right to receive payment thereof by, the Agent, for its benefit and the ratable benefit of the Lenders;

     (s) the Borrower or its Eligible Subsidiary, as the case may be, has not submitted all necessary documentation or supplied all necessary information to the Account debtor for payment of such Account or has not fulfilled all other obligations in respect thereof, including verification of the eligibility of the Account for payment by such Account Debtor;

     (t) the Account or the Contract related thereto contravenes in any material respect any laws, rules or regulations applicable thereto (including, without limitation, laws, rules and regulations relating to usury, consumer protection, truth-in-lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy) or any party related to such Contract is in violation of any such law, rule or regulation in any material respect;

     (u) the Account Debtor is located in the State of Minnesota or any other state imposing conditions on the right of a foreign (out-of-state) creditor to collect accounts receivable from Accounts Debtors located in such state, and the Borrower or the Eligible Subsidiary has not satisfied such conditions for the then current year;

     (v) the Account has not been adjusted to reflect reimbursement policies of the Account Debtor with respect thereto including, without limitation, any capitation arrangement, fee schedule, discount formula, cost-based reimbursement, or other adjustment or limitation to the usual charges; and

     (w) the related Contract is not, or was not at the time of the services giving rise to the Account, in full force and effect, such Contract does not constitute the legal, valid and binding obligation of the Account Debtor enforceable against such Account Debtor in accordance with its terms, or such account was not created in accordance with the requirements of the Contract or applicable Requirements of Law, including, without limitation, compliance with any restrictions on fees or charges.

The determination by the Agent that any Account shall be deemed ineligible by virtue of its being described by one of such categories shall not be deemed to indicate that such Account may not also be deemed ineligible by virtue of being described by any other such category or to preclude the Agent from reclassifying such Account into such other category, should the Account cease to be described by the first such category.

     "Eligible Lending Institution" means a financial institution having a branch or office in the United States and having capital and surplus and undivided profits aggregating at least $100,000,000 and rated Prime-1 or better by Moody's Investors Service, Inc. or A-1 or better by Standard & Poor's Corporation.

     "Eligible Subsidiaries" means, collectively, (a) AFGL, (b) Furash, (c) Whitney Partners, (d) HCSS, (e) Irene Cohen, (f) CSA, (g) CTS, and (h) Headway Personnel.

     "Eligible Subsidiary" means any of the Eligible Subsidiaries.

     "Environment" means soil, surface waters, ground waters, land, streams, sediments, surface or subsurface strata and ambient air.

     "Environmental Laws" means all federal, state, local and foreign laws or regulations, codes, common law, consent agreements, orders, decrees, judgments or injunctions issued, promulgated, approved or entered thereunder relating to pollution or protection of the Environment, natural resource or occupational health and safety.

     "Environmental Liabilities and Costs" means all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigation and feasibility studies), fines, penalties, settlement costs, sanctions and interest incurred as a result of any claim or demand, by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, any Environmental Law, permit, order, variance or agreement with a Governmental Authority or other Person, arising from or related to the administration of any Environmental Law or arising from environmental, health or safety conditions or a release or threatened release resulting from the past, present or future operations of the Borrower or its Subsidiaries or affecting any of their properties, or any release or threatened release for which the Borrower or any of its Subsidiaries is otherwise responsible under any Environmental Law.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulation thereunder, in each case as in effect from time to time. References to sections of ERISA also refer to any successor sections.

     "ERISA Insolvency" or "ERISA Insolvent" means, at any particular time, a Multiemployer Pension Plan is insolvent within the meaning of Section 4245 of ERISA.

     "Eurodollar Base Rate" means, with respect to any Borrowing of Eurodollar Loans for any Interest Period therefor, the rate per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) which appears on Telerate Page 3750 for Dollar deposits comparable to the amount of such Borrowing in the London interbank market as of 11:00 a.m. London time (or as soon thereafter as practicable) on the date two (2) Business Days prior to the first day of such Interest Period having a term comparable to such Interest Period. If such Telerate Page is unavailable, the "Eurodollar Base Rate" shall mean with respect to any Borrowing of Eurodollar Loans for any Interest Period therefor, the arithmetic average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rates per annum which appear on the Reuters Screen LIBO Page, or if such Reuters Screen LIBO Page is unavailable, the "Eurodollar Base Rate" shall mean with respect to any Borrowing of Eurodollar Loans for any Interest Period therefor, the arithmetic average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rates per annum for Dollar deposits comparable to the amount of such Borrowing offered to each of the Reference Lenders in the London interbank market as of 11:00 a.m. London time (or as soon thereafter as practicable) on the date two (2) Business Days prior to the first day of such Interest Period of Dollar deposits having a term comparable to such Interest Period.

     "Eurodollar Loans" means Loans or portions thereof interest rates on which are determined on the basis of the Eurodollar Rate.

     "Eurodollar Rate" means, with respect to any Borrowing of Eurodollar Loans for any Interest Period therefor, the rate per annum (rounded upward, if necessary, to the nearest 1/16 of 1%) determined by the Agent to be equal to
(i) the Eurodollar Base Rate for such Borrowing for such Interest Period divided by (ii) one (1) minus the Reserve Requirement. The Eurodollar Rate for any Interest Period will be determined initially by the Agent on the basis of the Reserve Requirement in effect on the date two (2) Business Days prior to the commencement of such Interest Period and, from time to time thereafter during such Interest Period, such Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Reserve Requirement during such Interest Period.

     "Event of Default" means any of the events set forth in Section 7.1.

     "Excess Cash Flow" means, for any Fiscal Year, the excess of : (a) Cash Flow for such Fiscal Year minus (b) the sum of (i) the lesser of the amount of Consolidated Capital Expenditures permitted during such Fiscal Year pursuant to
Section 6.2.5 and actual Consolidated Capital Expenditures during such Fiscal Year, plus (ii) repayments of the Term Loan during such Fiscal Year pursuant to clause (c) of Section 3.3.1, minus (c) Approved Acquisition Expenditures.

     "Facility Fee Letter" means the letter agreement, dated as of the Closing Date, between ING and the Borrower.

     "Fair Saleable Value Balance Sheet" means, with respect to any Person, a hypothetical balance sheet of such Person, prepared by such Person based on the Closing Date Pro Forma Balance Sheet, setting forth (a) the assets of such Person (restated at the fair saleable value thereof based upon such evidence of the fair saleable value thereof as such Person shall reasonably deem pertinent), (b) the liabilities of such Person (including all liabilities and obligations of such Person, fixed or contingent, direct or indirect, disputed or undisputed, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), and (c) the excess of such assets over such liabilities. The amount of attributed contingent liabilities shall be discounted to reflect the likelihood that such liabilities shall become payable.

     "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to:

     (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York; or

     (b) if such rate is not so published for any day which is a Business Day, the arithmetic average of the quotations for such transactions received by the Agent, in its sole discretion, either from (i) three federal funds brokers of recognized standing selected by the Agent in its sole discretion or (ii) the Reference Lenders.

     "Financing Statements" means the financing statements under the Uniform Commercial Codes of the applicable jurisdictions, filed with respect to the Security Documents pursuant to clause (c) of Section 4.1.8.

     "Fiscal Quarter" means any quarter of a Fiscal Year.

     "Fiscal Year" means, subject to Sections 6.2.16 and 9.14 (b), each twelve-month accounting period ending December 31. References to a Fiscal Year with a number corresponding to any calendar year (e.g., the "1996 Fiscal Year") refer to the Fiscal Year ending on December 31 in such calendar year.

     "Fixed Charge Coverage Ratio" means, for any period, the ratio of (a) EBITDA for such period to (b) Fixed Charges during such period.

     "Fixed Charges" means, for any period, the sum of (a) Interest Expense during such period, plus (b) scheduled repayments of Indebtedness (including, without limitation, scheduled payments of principal in respect of Capitalized Lease Liabilities).

     "Foreign Lender" means any Lender organized under the laws of a jurisdiction outside the United States.

     "F.R.S. Board" means the Board of Governors of the Federal Reserve System (or any successor).

     "Furash" means Furash & Company, Inc., a Maryland corporation which is a wholly-owned Subsidiary of the Borrower.

     "GAAP" means generally accepted accounting principles in effect from time to time in the United States.

     "Goldstein Note" means that certain promissory note dated May 31, 1996 made by Gary S. Goldstein payable to the order of the Borrower in the original principal amount of $1,065,722.

     "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "HCSS" means Headway Corporate Staffing Services, Inc., a Delaware corporation which is a wholly owned Subsidiary of the Borrower.

     "Headway Personnel" means Headway Personnel, Inc., a Delaware corporation which is a wholly-owned Subsidiary of HCSS.

     "herein", "hereof", "hereto", "hereunder" and similar terms contained in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Section, clause or provision of this Agreement or such other Loan Document.

     "including" means including without limiting the generality of any description preceding such term.

     "Indebtedness" of any Person means, without duplication:

     (a) all obligations of such Person for borrowed money (including all notes payable and drafts accepted representing extensions of credit) and all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments on which interest charges are customarily paid;

     (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances issued for the account of such Person;

     (c) all Capitalized Lease Liabilities of such Person (to the extent required by GAAP to be included on the balance sheet of such Person);

     (d) whether or not so included as liabilities in accordance with GAAP (i) all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable for other than borrowed money arising in the ordinary course of business) and indebtedness secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse, and (ii) all obligations of such Person in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, Indebtedness of another Person;

     (e) all net obligations of such Person under Interest Rate Contracts; and

     (f) all obligations of such Person to redeem, purchase or otherwise retire or extinguish any of its Stock at a fixed or determinable date (whether by operation of a sinking fund or otherwise), at another's option or upon the occurrence of a condition not solely within the control of such Person (e.g., redemption from future earnings).

     "Indemnified Liabilities" means any and all actions, causes of action, suits, losses, costs, liabilities, damages and expenses incurred by or asserted or awarded against any Lender Party and against which the Borrower has indemnified the Lender Parties as provided in Section 9.4.

     "ING" means Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation.

     "ING Alternate Base Rate" means a fluctuating rate of interest per annum equal to the higher of:

     (a) the arithmetic average of rates of interest announced by each of the Reference Lenders from time to time at such Reference Lender's principal New York City office as its prime (or base) rate for U.S. domestic commercial loans; and

     (b) the Federal Funds Rate from time to time in effect plus 1/2 of 1% (0.50%).

Changes in the rate of interest on the Base Rate Loans shall take effect on the date of each change in the ING Alternate Base Rate. The Agent shall give notice promptly to the Borrower and the Lenders of changes in the ING Alternate Base Rate.

     "Instrument" means any contract, agreement, letter of credit, indenture, mortgage, deed, certificate of title, document or writing (whether by formal agreement, letter or otherwise) under which any obligation is evidenced, assumed or undertaken, any Lien (or right or interest therein) is granted or perfected, or any property (or right or interest therein) is conveyed.

     "Intellectual Property" means, collectively, (a) patents, patent rights and patent applications, copyrights and copyright applications, trademarks, trademark rights, trade names, name rights, service marks, service mark rights, applications for registration of trademarks, trade names and service marks, fictitious names registrations and trademark, trade name and servicemark registrations, including, without limitation, the names Whitney Group, Viva, On-Line and all derivations thereof, and (b) patent licenses, trademark licenses, copyright licenses and other licenses to use any of the items described in clause (a), or any other items necessary to conduct or operate the business of the Borrower and its Subsidiaries.

     "Interest Coverage Ratio" means, for any period, the ratio of (a) EBITDA for such period to (b) Interest Expense during such period.

     "Interest Expense" means, for any period, the sum of the Borrower's consolidated interest expense accrued during such period in respect of all Indebtedness of the Borrower and its Subsidiaries; provided, however, that the effect of original issue discount, if any, which is attributable to Indebtedness in connection with the issuance of warrants shall not be taken into account when calculating Interest Expense.

     "Interest Period" means, relative to any Eurodollar Loans comprising part of the same Borrowing, the period beginning on (and including) the date on which such Eurodollar Loans are made or continued as, or converted into, Eurodollar Loans pursuant to Section 3.1 or Section 3.4.3 and ending on (but excluding) the date which numerically corresponds to such date one, two, three or six months thereafter (or, if such month has no numerically corresponding date, on the last Business Day of such month), in either case as the Borrower may select in its relevant notice pursuant to Section 3.1 or Section 3.4.3; provided, however, that:

     (a) the Borrower shall not be permitted to select Interest Periods to be in effect at any one time which have expiration dates occurring on more than three (3) dates with respect to the Term Loan and two (2) dates with respect to the Revolving Loans;

     (b) if such Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day (unless such next following Business Day is the first Business Day of a calendar month, in which case such Interest Period shall end on the Business Day next preceding such numerically corresponding date);

     (c) in the case of Interest Periods for Revolving Loans, no such Interest Period may end later than the Stated Maturity Date for Revolving Loans; and

     (d) in the case of Interest Periods for the Term Loan, no such Interest Period may end later than (i) the Stated Maturity Date of the Term Loan, or
(ii) the date of any principal repayment with respect to the Term Loan as set forth in clause (c) of Section 3.3.1, if on such date the Borrower otherwise would be required to repay any portion of any Borrowing prior to the end of the Interest Period relative to such Borrowing.

     "Interest Rate Contract" means any interest rate cap agreement, interest rate collar agreement, interest rate swap agreement or other agreement or arrangement designed to protect against fluctuations in interest rates.

     "Interest Rate Contract Counterparty" means any counterparty to an Interest Rate Contract which the Borrower is required to enter into pursuant to
Section 6.1.13.

     "Internal Revenue Service" means the Internal Revenue Service of the United States of America.

     "Investment" means, relative to any Person:

     (a) any loan or advance made by such Person to any other Person (excluding commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business);

     (b) any ownership or similar interest held by such Person in any other Person; and

     (c) the purchase of any debt or equity securities or instruments issued by any other Person (including, without limitation, Stock, notes, debentures, drafts and acceptances, trust certificates, partnership interests or units or membership interests in limited liability companies).

The amount of any Investment of the nature referred to in clause (a) or (b) shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property.

     "IRC" means the Internal Revenue Code of 1986, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of the IRC also refer to any successor sections.

     "Irene Cohen" means Irene Cohen Temps, Inc., a New York corporation which upon consummation of the Acquisition will be a wholly-owned Subsidiary of HCSS.

     "Lender" means any of the various lenders as are, or may from time to time become, parties to this Agreement.

     "Lender Parties" means, collectively, the Agent and each Lender, and each of their respective successors and assigns, and each of the respective officers, directors, employees, attorneys and agents of the Agent and each Lender and of each of their respective successors and assigns, indemnified by the Borrower as provided in Section 9.4.

     "Leverage Ratio" means, for any period, the ratio of (a) the aggregate outstanding principal amount of Indebtedness of the Borrower and its Subsidiaries as of the last day of such period to (b) EBITDA for such period; provided, however that the effect of original issue discount, if any, which is attributable to Indebtedness in connection with the issuance of warrants shall not be taken into account when calculating the Leverage Ratio.

     "Lien" means any mortgage, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, lien (statutory or other), adverse claim or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing and the filing of any financing statement under the UCC or comparable law of any jurisdiction).

     "Loan" means, as the context may require, the Term Loan or the Revolving Loans.

     "Loan Documents" means, collectively, this Agreement, the Notes, each Security Document, each Borrowing Request, any Interest Rate Contract entered into by the Borrower with a Lender that has executed and delivered to the Agent an acknowledgment in the form of Exhibit F, and each other Instrument executed and delivered by the Borrower as of the date hereof or at any time thereafter, in connection with the transactions contemplated by this Agreement, in each case, as amended, modified or supplemented from time to time.

     "Loan Party" means any of the Borrower, its Subsidiaries which is a party to any of the Loan Documents.

     "Loss" means any loss, damage, destruction, theft, or seizure of, or any other casualty with respect to, or any condemnation of, any property or asset of any Person in an amount in excess of $100,000 individually or $250,000 in the aggregate for any Fiscal Year; and the "amount" of any Loss means (i) if such asset or property is repaired or replaced, the greater of (A) the cost to repair or replace the property or asset that was the subject of such Loss and
(B) the amount of insurance proceeds or condemnation awards payable as a result of such Loss, and (ii) if such asset or property is not repaired or replaced, the amount of insurance proceeds or condemnation awards payable as a result of such loss.

     "Material Adverse Change" means a material adverse change in (a) the condition (financial or otherwise), operations, performance, business, properties or prospects of the Borrower and its Subsidiaries taken as a whole; or (b) the rights and remedies of the Lenders or the Agent under the Loan Documents; or (c) the ability of the Borrower to repay the Obligations or of the Borrower or any Subsidiary to perform their respective obligations under the Loan Documents; or (d) the legality, validity or enforceability of any Loan Document; or (e) the Liens granted the Agent pursuant to the Security Documents.

     "Maturity" means relative to any Loan or portion thereof, the earlier of such Loan's Stated Maturity Date or such other date when such Loan or portion thereof shall be or become due and payable in accordance with the terms of this Agreement, whether by required repayment, prepayment, declaration or otherwise.

     "Mortgage" means any mortgage, deed of trust, deed to secure debt, leasehold mortgage, leasehold deed of trust or leasehold deed to secure debt covering real property, as such instruments are originally executed or supplemented, amended, renewed, extended or otherwise modified from time to time.

     "Multiemployer Pension Plan" means a Multiemployer Plan which is subject to Subtitle E of Title IV of ERISA.

     "Multiemployer Plan" means a Plan which is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

     "Net Disposition Proceeds" means, with respect to any disposition of the assets of the Borrower or any Subsidiary, the excess of: (a) the gross cash proceeds received by the Borrower or any Subsidiary from such disposition (including any cash proceeds subsequently received in respect of notes and other non-cash proceeds received by the Borrower or any of its Subsidiaries from such disposition), minus (b) the sum of (i) all reasonable out-of-pocket fees and expenses incurred in connection therewith, plus (ii) all taxes paid or payable in connection with such sale.

     "Net Income" means, as to any Person, for any period, the net income (or loss) of such Person for such period, determined in accordance with GAAP, but excluding extraordinary gains or losses for such period.

     "Net Indebtedness Proceeds" means, with respect to the issuance or incurrence by the Borrower or any Subsidiary of any Indebtedness, the excess of: (a) the gross cash proceeds received by the Borrower or any Subsidiary from such Indebtedness, minus (b) all reasonable out-of-pocket fees and expenses incurred in connection therewith.

     "Net Securities Proceeds" means, with respect to the issuance or sale by the Borrower or any Subsidiary of any equity securities (not including upon the exercise of existing stock options or employee stock options or any dividend investment plan), the excess of: (a) the gross cash proceeds received by the Borrower or any Subsidiary from such issuance and sale minus (b) all reasonable out-of-pocket fees and expenses incurred in connection with such issuance and sale.

     "Note" means, as the context may require, any Term Note or any Revolving Note.

     "Notes" means, collectively, the Term Notes and the Revolving Notes.

     "Obligations" means all payment and performance obligations of the Loan Parties (monetary or otherwise) arising under or in connection with this Agreement, the Notes and the other Loan Documents.

     "Organic Document" means, relative to any Person, its articles or certificate of incorporation or organization or certificate of limited partnership or organization, its bylaws, partnership or operating agreement or other organizational documents, and all stockholders agreements, voting trusts and similar arrangements applicable to any of its Stock or partnership interests or other ownership interests.

     "Participant" means the banks or other entities that purchase participating interests in any Loan, Note, Revolving Loan Commitment or other interest hereunder, as provided in clause (a) of Section 9.11.

     "PBGC" means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

     "Pension Plan" means any Plan which is subject to the provisions of Title IV of ERISA, or to the provisions of Section 302 of ERISA or Section 412 of the IRC.

     "Percentage" means, as the context requires, either (a) the Revolving Percentage, (b) the Term Percentage or (c) both of the above.

     "Person" means any natural person, corporation, partnership, limited liability company, firm, association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

     "Plan" shall mean, at a particular time, any employee benefit plan (within the meaning of Section 3(3) of ERISA), which is covered by ERISA and in respect of which the Borrower, a Subsidiary or a Commonly Controlled Entity is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

     "Plan Reorganization" means with respect to any Multiemployer Pension Plan, the condition that such plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

     "Plan Reportable Event" means (i) a reportable event described in Section 4043 of ERISA and regulations thereunder (other than any reportable event described in Section 4043(b)(2) or (7)), (ii) a withdrawal by a "substantial employer" (within the meaning of Section 4001(a)(2) of ERISA) from a Single Employer Plan to which more than one employer contributes, as referred to in
Section 4063(b) of ERISA, or (iii) a cessation of operations at a facility causing more than twenty percent (20%) of participants under a Single Employer Plan to be separated from employment, as referred to in Section 4062(e) of ERISA.

     "Post-Default Rate" means (a) in the case of each Loan, the sum of the rate per annum otherwise applicable to such Loan from time to time plus two percent (2%) per annum and (b) in the case of all other Obligations, the sum of the highest rate per annum then applicable to any Loan (other than by application of the Post-Default Rate) plus two percent (2%) per annum.

     "Pro Forma Balance Sheets" means the Closing Date Pro Forma Balance Sheet.

     "Projections" means the projected balance sheets and statements of operations and changes in cash flows of the Borrower (after giving effect to the Acquisition) for the Fiscal Years 1996-2001 inclusive, dated May 31, 1996, prepared by the Borrower on a quarterly basis for the 1996 Fiscal Year, and on an annual basis for the 1997 - 2001 Fiscal Years, together with supporting details and a statement of underlying assumptions, which have been delivered to the Lenders prior to the Closing Date.

     "Purchase Money Indebtedness" means Indebtedness incurred to finance part or all of (but not more than) the purchase price of equipment in which neither the Borrower nor any of its Subsidiaries had an interest at any time prior to such purchase.

     "Purchasing Lender" means any Person purchasing all or any part of the rights and obligations under this Agreement and the Notes of any Lender pursuant to a Transfer Supplement in accordance with Section 9.11.

     "Quarterly Payment Date" means the last day of each March, June, September and December or, if such day is not a Business Day, the immediately preceding Business Day.

     "Reference Lenders" means, collectively, The Chase Manhattan Bank, N.A. (or any successor thereto), Citibank, N.A. and Morgan Guaranty Trust Company of New York.

     "Register" means the register for the recordation of the names and addresses of the Lenders and the Revolving Loan Commitment of, and the principal amounts of the Loans owing to, each Lender from time to time, as provided in clause (c) of Section 9.11.

     "Regulatory Approval" means each and every approval, consent, filing and registration by or with any federal, state or other regulatory authority (domestic or foreign) necessary to authorize or permit the execution, delivery or performance of this Agreement, the Notes or any other Loan Document, for the granting of any security contemplated hereby or thereby, for the validity or enforceability hereof or thereof, or for the consummation of the transaction contemplated by the Loan Documents, including, without limitation, the Acquisition.

     "Regulatory Change" means, as to any or all of the Lenders or the Agent, the adoption of or any change in (including, without limitation, any change in the interpretation of) any:

     (a) United States federal or state law or foreign law applicable to the Agent or such Lender; or

     (b) regulation, interpretation, directive, guideline or request (whether or not having the force of law) applicable to the Agent or such Lender of any court or Governmental Authority charged with the interpretation or administration of any law referred to in clause (a) or of any central bank or fiscal, monetary or other authority having jurisdiction over the Agent or such Lender.

     "Required Lenders" means, as the context may require at any time, Lenders having, in the aggregate, 66-2/3% or more of the Revolving Loan Commitment, the Revolving Loans and the Term Loan.

     "Requirements of Law" means, as to any Person, the Organic Documents of such Person, and all federal, state and local laws, rules, regulations, orders, decrees or other determinations of an arbitrator, court or other Governmental Authority, including, without limitation, all disclosure and other requirements of ERISA, the requirements of Environmental Laws and Environmental Permits, the requirements of OSHA, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

     "Reserve Requirement" means, relative to any Interest Period for any Eurodollar Loans, from time to time during such Interest Period, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the F.R.S. Board and then applicable to assets or liabilities consisting of or including "Eurodollar Liabilities", as currently defined under Regulation D of the F.R.S. Board, having a term approximately equal or comparable to such Interest Period.

     "Responsible Officer" means the chief executive officer, the chief operating officer or the chief financial officer of any Person.

     "Revolving Loan" means, relative to any Lender, any Loan made by such Lender to the Borrower pursuant to Section 2.1.2.

     "Revolving Loan Availability" means, on any date, the excess of (a) the Revolving Loan Commitment Amount minus (b) the then aggregate principal amount of all outstanding Revolving Loans.

     "Revolving Loan Commitment" means the collective commitments of the Lenders to make Revolving Loans pursuant to Section 2.1.2 if the conditions set forth in Section 4.1 and 4.2 are met.

     "Revolving Loan Commitment Amount" means $6,000,000.

     "Revolving Loan Commitment Termination Date" means the earliest of:

     (a) the Stated Maturity Date for Revolving Loans;

     (b) immediately and without further action upon the occurrence of any Event of Default described in Section 7.1.4;

     (c) immediately when any other Event of Default shall have occurred and be continuing and either:

           (i) the Revolving Loans shall be declared to be due and payable pursuant to Section 7.3; or

           (ii) in the absence of such declaration, the Agent, acting at the direction of the Required Lenders, shall give notice to the Borrower that the Revolving Loan Commitment has been terminated; and

     (d) immediately upon the occurrence of a Change in Control.

     "Revolving Note" means a promissory note of the Borrower dated the date hereof and substantially in the form of Exhibit E-1, and shall also refer to all other promissory notes accepted from time to time in substitution therefor or renewal thereof.

     "Revolving Percentage" of any Lender means, at any time, in respect of the Revolving Loan Commitment and the Revolving Loans, the percentage set forth opposite such Lender's signature hereto under the caption "Percentage," as the same may be adjusted pursuant to Section 9.11.

     "Secretary" means, with respect to any Person, the secretary, assistant secretary, clerk, assistant clerk or comparable officer of such Person.

     "Security Agreement" means the Security Agreement, dated as of the Closing Date, made by the Borrower and its Subsidiaries in favor of the Agent, for its benefit and the ratable benefit of the Lenders as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect.

     "Security Documents" means, collectively, the Security Agreement, the Borrower Pledge Agreement, the Borrower Trademark Assignment, the Subsidiary Guaranty, the Subsidiary Pledge Agreement, the Subsidiary Trademark Assignment, the assignment of "key-man" life insurance described in clause (g) of Section 4.1.8, the assignment of the Interest Rate Contracts described in

Section 6.1.13, the assignment of rights described in clause (f) of Section 4.1.8, each other Instrument at any time delivered in connection with this Agreement to secure the Obligations.

     "Sellers" means the "Stockholders" as such terms is defined in the Acquisition Agreement.

     "Single Employer Plan" means any Plan which is covered by Title IV of ERISA, other than a Multiemployer Plan.

     "Solvent" means, with respect to any Person on a particular date, that on such date (i) the fair value of the assets of such Person (both at fair valuation and at present fair saleable value) is, on the date of determination, greater than the total amount of liabilities of such Person (including all liabilities and obligations of such Person, fixed or contingent, direct or indirect, disputed or undisputed, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), (ii) such Person is able to pay all liabilities of such Person as they mature, and (iii) such Person does not have unreasonably small capital with which to carry on its business. The amount attributed to contingent liabilities shall be discounted to reflect the likelihood that such liabilities shall become payable.

     "Stated Maturity Date" means, with respect to the Term Loan and the Revolving Loans, June 30, 2001.

     "Stock" means all shares of capital stock of or in a corporation, whether voting or non-voting, and including, without limitation, common stock and preferred stock.

     "Subsidiary" of any corporation means any other corporation greater than 50% of the outstanding shares of Stock of which having ordinary voting power for the election of directors is owned directly or indirectly by such corporation, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Borrower. For purposes of this Agreement and the other Loan documents, references to Subsidiaries of the Borrower shall include, at all times, the Eligible Subsidiaries.

     "Subsidiary Guaranty" means the Subsidiary Guaranty, dated as of the Closing Date, made by each of the Borrower's Subsidiaries in favor of the Agent and the Lenders as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect.

     "Subsidiary Note" means a promissory note made by a Subsidiary payable to the Borrower and meeting the requirements of Section 6.2.7(e).

     "Subsidiary Pledge Agreement" means the Stock and Notes Pledge Agreement, dated as of the Closing Date, made by the Subsidiaries in favor of the Agent, for its benefit and the ratable benefit of the Lenders, as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect, pursuant to which each Subsidiary shall pledge to the Agent all of the Stock held by such Subsidiary and all promissory notes, other instruments and securities held by such Subsidiary as security for the Obligations.

     "Subsidiary Trademark Assignment" means the Collateral Assignment and Security Agreement (Trademarks), dated as of the Closing Date, made by the Subsidiaries in favor of the Agent, for its benefit and the ratable benefit of the Lenders as originally in effect on the Closing Date and as thereafter from time to time amended, supplemented, amended and restated, extended or otherwise modified and in effect.

     "Taxes" means all taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Lender and the Agent, taxes imposed on or measured by its net income and franchise taxes imposed on it.

     "Term Loan" means, collectively, the Loans, in an aggregate principal amount equal to $9,000,000 made to the Borrower on the Closing Date by the Lenders pursuant to Section 2.1.1.

     "Term Loan Commitment" means the collective commitments of the Lenders to extend the Term Loan pursuant to Section 2.1.1.

     "Term Note" means a promissory note of the Borrower dated the date hereof and substantially in the form of Exhibit E-2, and shall also refer to all other promissory notes accepted from time to time in substitution therefor or renewal thereof.

     "Term Percentage" of any Lender means, at any time, in respect of the Term Loan, the percentage set forth opposite such Lender's signature hereto under the caption "Percentage," as the same may be adjusted pursuant to Section 9.11.

     "Transfer Supplement" means a Commitment Transfer Supplement, substantially in the form of Exhibit F, executed pursuant to Section 9.11.

     "type" means, relative to any Borrowing or Loan, the portion thereof being maintained as a Base Rate Loan or a Eurodollar Rate Loan.

     "UCC" means the Uniform Commercial Code of any applicable jurisdiction, as in effect from time to time.

     "United States" or "U.S." means the United States of America, its 50 States and the District of Columbia.

     "Whitney Group" means Whitney Group (Europe) Limited, a corporation organized under the laws of the United Kingdom which is 76.42% owned by Whitney Partners.

     "Whitney Partners" means Whitney Partners, Inc., a Delaware corporation which is a wholly-owned Subsidiary of the Borrower.

     "written" or "in writing" means any form of written communication or a communication by means of telephonic facsimile device.

     SECTION 1.2. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in the Disclosure Schedule and each Note, Borrowing Request, Compliance Certificate, Continuation/Conversion Notice, notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

     SECTION 1.3. Unless otherwise specified, references in this Agreement and in each other Loan Document to any Article or Section are references to such Article or Section of this Agreement or such other Loan Document, as the case may be, and unless otherwise specified, references in any Article, Section, or definition to any clause are references to such clause of such Section, Article or definition.

     SECTION 1.4. Unless otherwise specified, all accounting terms used herein or in any other Loan Document shall be interpreted, all accounting determinations and computations hereunder or thereunder shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with GAAP.


                                  ARTICLE 2.

                                 COMMITMENTS


     SECTION 2.1. Subject to the terms and conditions of this Agreement, each Lender severally and for itself alone agrees to make its Term Percentage of the Term Loan described in Section 2.1.1 and to provide its Revolving Percentage of the Revolving Loan Commitment described in this Section 2.1.2.

     On the Closing Date, each Lender will make a single term loan to the Borrower equal to its Term Percentage of the Term Loan.

     SECTION 2.1. Each Lender will, from time to time on any Business Day occurring during the period commencing on the Closing Date and continuing to (but not including) the Revolving Loan Commitment Termination Date, make Revolving Loans to the Borrower equal to its Revolving Percentage of the aggregate amount of any Borrowing of Revolving Loans requested by the Borrower to be made on such Business Day in accordance with Section 3.1.

                 SECTION 2.1.3. Limitations on Revolving Credit Commitment. No Lender shall be required to make any Revolving Loan, if after giving effect thereto:

                 (a) the then aggregate outstanding principal amount of all Revolving Loans would exceed the lesser of (i) the Revolving Loan Commitment Amount or (ii) the Borrowing Base; or

                 (b) the then aggregate outstanding principal amount of such Lender's Revolving Loans would exceed its Revolving Percentage of the lesser of (i) the Revolving Loan Commitment Amount or (ii) the Borrowing Base.

Subject to the terms hereof, the Borrower may from time to time borrow, prepay and reborrow Revolving Loans, in all cases pursuant to the Revolving Loan Commitment.

                  SECTION 2.2. Changes in Advance Ratios; Establishment of Reserves.

                 SECTION 2.2.1. Advance Ratios. The Borrower acknowledges that the advance ratio against Eligible Accounts provided for in the definition of "Borrowing Base" in Section 1.1 have been established based upon the Agent's determination of the loan value of the Borrower's Eligible Accounts as of the date of this Agreement. Upon the occurrence and during the continuation of an Event of Default, based on the Agent's customary credit considerations, the Agent may decrease the advance ratios against Eligible Accounts, and any such decrease shall become effective immediately upon the Agent's giving notice thereof to the Borrower.

                 SECTION 2.2.2. Establishment of Reserves. The Agent shall have the right to establish, in such amounts, and with respect to such matters, as the Agent, based on the Agent's customary credit considerations, shall deem necessary or appropriate, reserves with respect to (i) Charges and Liens; (ii) Environmental Liabilities and Costs, (iii) sums as to which the Agent and the Lenders are permitted to make Revolving Loans on the Borrower's behalf under
Section 3.3.3 of this Agreement; and (iv) such other matters, events, conditions or contingencies as to which the Agent, based on the Agent's customary credit considerations, reasonably determines reserves should be established from time to time hereunder.

                 SECTION 2.3. Commitment Fee. The Borrower agrees to pay to the Agent, for the account of each Lender, a nonrefundable fee for the period from the Closing Date to and including the Revolving Loan Commitment Termination Date, equal to such Lender's Revolving Percentage of one-half of one percent (0.50%) per annum of the difference between (A) the Revolving Loan Commitment Amount and (B) the average daily aggregate outstanding principal amount of all Revolving Loans. The fee described in this Section 2.3 shall be calculated on a daily basis and shall be payable by the Borrower in arrears on each Quarterly Payment Date and on the Revolving Loan Commitment Termination Date.

                 SECTION 2.4.      Increased Costs; Capital Adequacy.

                 (a) The Borrower shall pay to each Lender from time to time on demand such amounts as such Lender may determine to be reasonably necessary to compensate it or its holding company for any costs which such Lender determines are attributable to its making or maintaining Loans, or maintaining Commitments hereunder or its obligation to make any such Loans hereunder, or any reduction in any amount receivable by such Lender hereunder in respect of any such Loans, Commitments or obligation, in each case resulting from any Regulatory Change which: (i) changes the basis of taxation of any amounts payable to such Lender under this Agreement in respect of any of such Loans or Commitments (other than taxes imposed on the overall net income of such Lender or of its Applicable Lending Office); or (ii) imposes or modifies any reserve, special deposit, deposit insurance or assessment, minimum capital, capital ratio or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Lender or any holding company of such bank (including, without limitation, a request or requirement which affects the manner in which any Lender or the holding company of any thereof allocates capital resources to commitments, including the Commitments and obligations of such Lender hereunder). Each Lender will notify the Borrower of any event occurring after the date of this Agreement which will entitle such Lender to compensation pursuant to this clause (a) as promptly as practicable after it obtains knowledge thereof and determines to request such compensation.

                 (b) Without limiting the effect of the foregoing provisions of this Section 2.4 (but without duplication), the Borrower shall pay to each Lender from time to time upon demand by such Lender such amounts as the Lender may determine to be reasonably necessary to compensate such Lender for any costs which it determines are attributable to the maintenance by it or its holding company, pursuant to any law or regulation of any jurisdiction or any interpretation, directive or request (whether or not having the force of law) of any court or governmental or monetary authority, whether in effect on the date of this Agreement or thereafter, of capital in respect of its Loans its obligation to make the Loans hereunder (such compensation to include, without limitation, an amount equal to any reduction in return on assets or equity of such Lender or its holding company to a level below that which it could have achieved but for such law, regulation, interpretation, directive or request). The Lender will notify the Borrower with a copy to the Agent) if it is entitled to compensation pursuant to this clause (b) as promptly as practicable after it determines to request such compensation.

                 (c)      Each notice delivered by any Lender pursuant to this
Section 2.4 shall contain a statement of such Lender as to any such additional amount or amounts (including calculations thereof in reasonable detail) which shall, in the absence of manifest error, be conclusive of the matters stated therein and be binding upon the Borrower. In determining such amount, any Lender may use any method of averaging and attribution that it in good faith shall deem applicable.

                 (d) Without prejudice to the survival of any other agreement of the Borrower hereunder or under any other Loan Document, the agreements and obligations of the Borrower contained in this Section 2.4 shall survive the payment in full of principal, interest and other amounts payable hereunder and under the other Loan Documents for a period of one year after the date of the last payment.

                 (e) Notwithstanding anything in this Section 2.4 to the contrary, to the extent that notice is given by any Lender to the Borrower of any amount owing to such Lender under this Section 2.4 more than 180 days after the occurrence of the event giving rise to such obligation, such Lender shall not be entitled to compensation under this Section 2.4 for any amounts incurred or accruing 180 days prior to the giving of such notice to the Borrower.

                 (f) Each Lender agrees that, upon the occurrence of any event giving rise to a claim for any amount owing to such Lender under this
Section 2.4, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another Applicable Lending Office, provided that such designation is made on terms that such Lender suffers no economic, legal, regulatory or other disadvantage, with the object of avoiding the consequence which gave rise to the claim for any amount owing under this Section 2.4.


                                   ARTICLE 3.

                                LOANS AND NOTES

                 SECTION 3.1. Borrowing Procedure. By delivering a Borrowing Request to the Agent at the Agent's Atlanta Office on or before 11:00 a.m., New York City time, on a Business Day, the Borrower may (a) request, on not less than one (1) Business Day's advance notice in the case of Base Rate Loans and not less than three (3) Business Days' advance notice in the case of Eurodollar Loans, that the Term Loan be made on the Closing Date; and (b) from time to time request, on not less than one (1) nor more than three (3) Business Days' notice, in the case of Base Rate Loans, and not less than three (3) nor more than five (5) Business Days' notice in the case of Eurodollar Loans, that a Borrowing of Revolving Loans be made on the Business Day specified in such Borrowing Request. Borrowings of Base Rate Loans shall be in a minimum aggregate amount equal to $100,000 and in integral multiples of $25,000 or, if less, the amount of the Revolving Loan Availability immediately prior to such Borrowing. Borrowings of Eurodollar Loans shall be in a minimum aggregate amount of $250,000 and in integral multiples of $50,000. The Term Loan shall be made on the Closing Date, and each Revolving Loan shall be made on the Business Day specified in the Borrowing Request therefor (including the initial Revolving Loans to be made on the Closing Date), which Business Day shall be on or after the Closing Date. On such Business Day, each Lender shall, on or before 2:00 p.m., New York City time, deposit same day funds with the Agent in an amount equal to such Lender's Percentage of the requested Borrowing, such deposit to be made to such account as the Agent shall specify from time to time by notice to the Lenders. The proceeds of all Borrowings shall be made available to the Borrower on the Business Day specified in the Borrowing Request by wire transfer of such proceeds to such transferees, or to such accounts of the Borrower, as the Borrower shall have specified in the Borrowing Request therefor; provided, however, that in each case the Agent shall be required to make available to the Borrower the proceeds of any Borrowing only to the extent received by it in same day funds from the Lenders. No Lender's obligation to make any Loan shall be affected by any other Lender's failure to make any Loan.

                 SECTION 3.2. Notes. All Loans made by each Lender shall be evidenced:

                 (a) in the case of such Lender's portion of the Term Loan, by a Term Note payable to the order of such Lender in a principal amount equal to such Lender's Term Percentage of the Term Loan; and

                 (b) in the case of such Lender's Revolving Loans, by a Revolving Note payable to the order of such Lender in a principal amount equal to such Lender's Revolving Percentage of the Revolving Loan Commitment Amount.

The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate notations on a grid schedule attached to such Lender's Revolving Note (or on a continuation of any such grid attached to any Revolving Note and made a part thereof), which notations shall evidence, inter alia, the date and outstanding principal amount of the Revolving Loans evidenced thereby. The notations on any such grid (and on any such continuation) indicating the outstanding principal amount of such Lender's Revolving Loans shall be presumptive evidence of the principal amount thereof owing and unpaid, but the failure to record any such amount on any such grid (or on any such continuation) shall not limit or otherwise affect the obligations of the Borrower hereunder or under such Note to make payments of principal of or interest on such Loans when due.

                 SECTION 3.3. Principal Payments. Repayments and prepayments of principal of the Loans shall be made in accordance with this
Section 3.3.

                 SECTION 3.3.1. Repayments and Prepayments. The Borrower will make payment in full of all unpaid principal of each Loan at its Stated Maturity Date (or such earlier date as such Loan may become or be declared due and payable pursuant to Article 7). Prior thereto, the Borrower:

                 (a) may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Loans; provided, however, that (i) as to partial prepayments of the Term Loan and Revolving Loans, all such voluntary prepayments shall require at least two (2) Business Days prior notice to the Agent, (ii) as to the Term Loan and the Revolving Loans, all such voluntary prepayments shall be in a minimum amount of $50,000 (subject to the Borrower's right to prepay in full the entire unpaid principal amount of the Term Loan or the Revolving Loans, as the case may be), and (iii) as to the voluntary prepayment in full of the Term Loan and the termination of the Revolving Loan Commitment, such prepayment shall require at least five (5) Business Days prior written notice to the Agent;

                 (b) shall, on any Business Day on which the aggregate outstanding principal amount of all Revolving Loans exceeds the lesser of (i) the Revolving Loan Commitment Amount or (ii) the Borrowing Base, make a mandatory prepayment of the outstanding principal amount of Revolving Loans in an amount equal to such excess amount;

                 (c) shall, on each Quarterly Payment Date, commencing on September 30, 1996, make a scheduled payment of a portion of the outstanding principal amount of the Term Loan equal to the amount shown below opposite each such Quarterly Payment Date:

Caption>
                                                                       Quarterly
                                                                       Principal
Quarterly Payment Dates Occurring During the Period from:              Payment
- ---------------------------------------------------------              ---------
Closing Date through (and including) June 30, 1997                     $250,000
July 1, 1997 through (and including) June 30, 1998                      375,000
July 1, 1998 through (and including) June 30, 1999                      450,000
July 1, 1999 through (and including) June 30, 2000                      525,000
July 1, 2000 through (and including) June 30, 2001                      650,000

                 (d) shall, concurrently with the receipt by the Borrower or any Subsidiary of any Net Disposition Proceeds in excess of $20,000 in the aggregate during any Fiscal Year, make a mandatory prepayment of the Loans, in each case in an aggregate amount equal to such Net Disposition Proceeds; provided, that should Borrower or any Subsidiary receive Net Disposition Proceeds in excess of $2,368,000 from the disposition of the Citigate Shares, the mandatory prepayment of the Loans Borrower shall be required to make under this clause (d) of Section 3.3.1 shall be limited to $2,368,000; provided, further, that this clause (d) of Section 3.3.1 shall not in any event be deemed a consent to any disposition by the Borrower or any Subsidiary which is otherwise prohibited by the terms of this Agreement or of any of the other Loan Documents;

                 (e) shall, concurrently with the receipt by the Borrower or any Subsidiary of any Net Securities Proceeds in excess of $2,000,000 in the aggregate during the term of this Agreement, make a mandatory prepayment of the Loans, (x) if the outstanding principal balance of the Term Loan is equal to or greater than $4,500,000, in an aggregate amount equal to 50% of such Net Securities Proceeds or (y) if the outstanding principal balance of the Term Loan is less than $4,500,000, in an aggregate amount equal to 25% of such Net Securities Proceeds; provided that this clause (e) of Section 3.3.1 shall not in any event be deemed a consent to any issuance of Stock or the incurrence of Indebtedness by the Borrower or any Subsidiary which is otherwise prohibited by the terms of this Agreement or of any of the other Loan Documents;

                 (f) shall, concurrently with receipt by the Borrower or any Subsidiary of any Net Indebtedness Proceeds in excess of $50,000 in the aggregate during any Fiscal Year, make a mandatory prepayment of the Loans, in an aggregate amount equal to such Net Indebtedness Proceeds; provided that this clause (f) of Section 3.3.1 shall not in any event be deemed a consent to any issuance of Indebtedness by the Borrower or any Subsidiary which is otherwise prohibited by the terms of this Agreement or any of the other Loan Documents;

                 (g) shall, concurrently with the delivery of the financial information required under clause (a)(i) of Section 6.1.1 (but in no event later than the date such information is required to be delivered), make a mandatory prepayment of a portion of the outstanding principal amount of the Loans in an amount equal to 70% of Excess Cash Flow for the Fiscal Year with respect to which such financial information was delivered or is required to be delivered;

                 (h) shall, within 180 days after receipt by the Borrower or any Subsidiary or the Agent of any condemnation awards with respect to any Loss, make a mandatory prepayment of the Loans in an amount by which such condemnation awards exceed the actual cost incurred to replace or restore the property or asset which was the subject of such Loss as nearly as practicable to conditions prior to such Loss;

                 (i) shall, within 180 days after receipt by the Borrower or any Subsidiary or the Agent of any insurance proceeds with respect to any Loss resulting from a casualty, make a mandatory prepayment of the Loans in an amount by which such insurance proceeds exceed the actual cost incurred by the Borrower or such Subsidiary to repair or replace the property or asset which was the subject of the Loss or deemed Loss giving rise to such insurance proceeds;

                 (j) shall, within 180 days after receipt by the Borrower or any Subsidiary or the Agent of any insurance proceeds with respect to any Loss resulting from a liability, make a mandatory prepayment of the Loans in an amount by which such insurance proceeds exceed the amount of the liability to be satisfied with such proceeds (to the extent such liability is so satisfied);

                 (k) shall, concurrently with the receipt by the Borrower of any proceeds of the life insurance policies described in clause (b) of
Section 6.1.5, make a mandatory prepayment of the Loans in an amount equal to the amount of such insurance proceeds;

                 (l) shall, concurrently with the receipt by the Borrower of any amount payable by the Sellers to the Borrower pursuant to or as a result of the breach by the Sellers of the Acquisition Agreement, make a mandatory prepayment in an aggregate amount equal to the amount so received; and

                 (m) shall prepay the entire outstanding principal amount of the Loans together with accrued and unpaid interest and all of the outstanding Obligations hereunder upon the occurrence of a Change in Control.

                 SECTION 3.3.2. Application. Each prepayment or repayment of principal required under clauses (d) through (l) of Section 3.3.1 shall be applied (y) first, to the scheduled installments due on the Term Loan under clause (c) of Section 3.3.1 on a pro rata basis and (z) second, to any Revolving Loans.

                 SECTION 3.3.3. Revolving Loans on Borrower's Behalf. The Lenders are authorized to, and at their option may, make Revolving Loans on behalf of the Borrower for payment of all fees, expenses, charges, costs, principal and interest owed by the Borrower to the Lenders or the Agent under this Agreement and the other Loan Documents. Such Revolving Loans shall be made when and as the Borrower fails promptly to pay same, and all such Revolving Loans shall constitute Revolving Loans made to the Borrower and shall be secured by all of the Collateral.

                 SECTION 3.3.4. Reduction of Revolving Loan Commitment. The Revolving Loan Commitment shall be permanently reduced by the amount of any prepayments required to be applied to any Revolving Loans pursuant to Section
3.3.2 (such reduction to occur regardless of whether any Revolving Loans are outstanding).

                 SECTION 3.4. Interest. Interest on the outstanding principal amount of the Loans and other outstanding Obligations shall accrue and be payable in accordance with this Section 3.4.

                 SECTION 3.4.1. Term Loan Rate. Subject to Section 3.4.4, the Term Loan or any portion thereof shall accrue interest at the following rates per annum, at the election of the Borrower, pursuant to an appropriately delivered Borrowing Request or Continuation/Conversion Notice:

                 (a) during such periods as the Term Loan or portion thereof is a Base Rate Loan, the ING Alternate Base Rate (as in effect from time to time) plus 1.75%, and

                 (b) during such periods as the Term Loan or portion thereof is a Eurodollar Loan, for each Interest Period relating thereto, the Eurodollar Rate for such Interest Period plus 3.25%.

                 SECTION 3.4.2. Revolving Loan Rate. Subject to Section 3.4.4, Borrowings of Revolving Loans shall accrue interest at the following rates per annum, at the election of the Borrower pursuant to an appropriately delivered Borrowing Request or Continuation/Conversion Notice:

                 (a) during such periods as such Borrowing consists of Base Rate Loans, the ING Alternate Base Rate (as in effect from time to time) plus 1.25%, and

                 (b) during such periods as such Borrowing consists of Eurodollar Loans, for each Interest Period relating thereto, the Eurodollar Rate for such Interest Period plus 2.75%.

                 SECTION 3.4.3. Continuation and Conversion Elections. By delivering a Continuation/Conversion Notice to the Agent on or before 11:00 a.m., New York City time, on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three (3) nor more than five (5) Business Days' notice, that all or any portion in an aggregate minimum amount of

$250,000 and an integral multiple of $50,000 in excess thereof of Revolving Loans or the Term Loan be, in the case of Base Rate Loans, converted to Eurodollar Loans or continued as Eurodollar Loans; provided, however, that:

                 (a) each such continuation or conversion shall be pro rata among the applicable outstanding Term Percentages of the Term Loan or Revolving Percentages of Revolving Loans, as the case may be, of all Lenders; and

                 (b) no portion of the outstanding principal amount of any Loan may be continued as, or converted into, a Eurodollar Loan when any Default has occurred and is continuing.

The Agent shall give prompt telephonic notice to each Lender of the interest rate determined pursuant to this Section 3.4.3 with respect to such Loans. Absent delivery of a Continuation/Conversion Notice with respect to any Eurodollar Loan at least three (3) Business Days before the last day of the then current Interest Period with respect thereto, such Eurodollar Loan shall, on such last day, automatically convert to a Base Rate Loan.

                 SECTION 3.4.4. Post-Default Rates. From and after the occurrence of an Event of Default and during the continuance thereof, the Borrower shall pay interest (after as well as before judgment) on the outstanding principal amount of all Loans and other Obligations at a rate per annum equal to the Post-Default Rate applicable to such Loans and Obligations.

                 SECTION 3.4.5. Payment Dates. Accrued interest on any Loans shall be payable, without duplication:

                 (a)      on the Stated Maturity Date applicable to such Loans;

                 (b) with respect to any portion of any Loan prepaid or repaid pursuant to Section 3.3.1, on the date such prepayment or repayment is due as provided in Section 3.3.1 and, in the case of a voluntary prepayment, on the date set forth in any notice required for such prepayment;

                 (c) with respect to Base Rate Loans, on each Quarterly Payment Date, commencing with the first such day following the Closing Date;

                 (d) with respect to Eurodollar Loans, on the last day of each applicable Interest Period (and if such Interest Period shall exceed three months, also on the numerically corresponding day of the third calendar month after the commencement of such Interest Period);

                 (e) with respect to any Base Rate Loans converted into Eurodollar Loans on a day which is not a Quarterly Payment Date, on the date of such conversion; and

                  (f)     on the date of acceleration of such Loans pursuant to
Section 7.2 or 7.3.

Interest accruing at the Post-Default Rate and, to the extent permitted by applicable law, interest on overdue amounts (including overdue interest), shall be payable upon demand.

                 SECTION 3.4.6. Rate Determinations. All determinations by the Agent of the rate of interest applicable to any Loan shall be conclusive in the absence of manifest error.

                 SECTION 3.4.7. Limitation on Types of Loans. Anything herein to the contrary notwithstanding, if on or prior to the determination of any Eurodollar Rate for any Interest Period:

                 (a) the Agent determines in good faith, which determination shall be conclusive, that quotations of interest rates for the relevant deposits referred to in the definition of "Eurodollar Rate" are not being provided in the relevant amounts or for the relevant maturities for purposes of determining rates of interest for Eurodollar Loans as provided herein; or

                 (b) the Required Lenders determine in good faith, which determination shall be conclusive, and notify the Agent that the relevant rates of interest referred to in the definition of "Eurodollar Rate" upon the basis of which the rate of interest for Eurodollar Loans for such Interest Period is to be determined are not likely to cover adequately the cost to such Lenders of making or maintaining Eurodollar Loans for such Interest Period;

then the Agent shall give the Borrower and each Lender prompt notice thereof, and so long as such condition remains in effect, the Lenders shall be under no obligation to make additional Eurodollar Loans, to continue Eurodollar Loans or to convert Base Rate Loans into Eurodollar Loans, and the Borrower shall, on the last day(s) of the then current Interest Period(s) for the outstanding Eurodollar Loans, either prepay such Loans or such Loans shall be converted into Base Rate Loans in accordance with Section 3.4.9 hereof.

                 SECTION 3.4.8. Illegality. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender or its Applicable Lending Office to honor its obligation to make or maintain Eurodollar Loans hereunder, then such Lender shall promptly notify the Borrower thereof (with a copy to the Agent) and such Lender's obligation to make or continue, or to convert Base Rate Loans into, Eurodollar Loans shall be suspended until such time as such Lender may again make and maintain Eurodollar Loans (in which case the provisions of Section 3.4.9 hereof shall be applicable).

                 SECTION 3.4.9. Treatment of Affected Loans. If the obligation of any Lender to make Eurodollar Loans or continue, or to convert Base Rate Loans into, Eurodollar Loans shall be suspended pursuant to Sections
3.4.7 or 3.4.8 hereof, such Lender's Eurodollar Loans shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for Eurodollar Loans (or, in the case of a conversion required by Sections 3.4.7 or 3.4.8 hereof, on such earlier date as such Lender may specify to the Borrower with a copy to the Agent) and, unless and until such Lender gives notice as provided below that the circumstances specified in Sections 3.4.7 or 3.4.8 hereof which gave rise to such conversion no longer exist:

                 (a) to the extent that such Lender's Eurodollar Loans have been so converted, all payments and prepayments of principal which would otherwise be applied to such Lender's Eurodollar Loans shall be applied instead to its Base Rate Loans; and

                 (b) all Loans which would otherwise be made or continued by such Lender as Eurodollar Loans shall be made or continued instead as Base Rate Loans and all Base Rate Loans of such Lender which would otherwise be converted into Eurodollar Loans shall remain as Base Rate Loans.

Promptly after the circumstances specified in Sections 3.4.7 or 3.4.8 which gave rise to the conversion of such Lender's Eurodollar Loans pursuant to this
Section 3.4.9 no longer exist, such Lender shall give the Agent and the Borrower notice thereof, and the Borrower may thereafter request conversion of such Loans to Eurodollar Loans, subject to the subsequent application of
Section 3.4.7 or  3.4.8.

                 SECTION 3.4.10. Compensation. The Borrower shall pay to the Agent for the account of each Lender, upon the request of such Lender through the Agent, such amount or amounts as shall be sufficient (in the reasonable opinion of such Lender) to compensate it for any loss, cost or expense which such Lender determines is attributable to:

                 (a) any payment, prepayment or conversion of a Eurodollar Loan made by such Lender for any reason (including, without limitation, the acceleration of the Loans pursuant to Article 7 hereof) on a date other than the last day of the Interest Period for such Loan; or

                 (b) any failure by the Borrower for any reason (including, without limitation, the failure of any of the conditions precedent specified in Article 4 hereof to be satisfied) to borrow a Eurodollar Loan from such Lender on the date for such borrowing specified in the Borrowing Request given pursuant to Section 3.1 hereof.

                 SECTION 3.5.      Taxes.

                 (a) Any and all payments by the Borrower hereunder or under the Notes or any other Loan Document shall be made, in accordance with this Section 3.5, free and clear of and without deduction for any and all present or future Taxes. If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Note to any Lender or the Agent, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 3.5), such Lender or the Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

                 (b) In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or intangibles taxes or any other excise or property taxes, transfer taxes, charges or similar levies which arise from any payment made hereunder or under the Notes or from the execution, delivery or registration of, or otherwise with respect to this Agreement, the Notes, or any other Loan Document.

                 (c) The Borrower will indemnify each Lender and the Agent for the full amount of the taxes, charges and levies described in clauses (a) and (b) of this Section 3.5 (including, without limitation, any such taxes, charges and levies imposed by any jurisdiction on amounts payable under this
Section 3.5) paid by such Lender or the Agent (as the case may be) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such taxes, charges and levies were correctly or legally asserted. Payment under this clause (c) shall be made within 30 days from the date such Lender or the Agent (as the case may be) makes written demand therefor.

                 (d) Within 30 days after the date of any payment of Taxes, the Borrower will furnish to the Agent, at its address referred to in
Section 9.2, the original or a certified copy of any receipt received by the Borrower evidencing payment thereof.

                 (e) On or prior to the Closing Date and on or prior to the first Business Day of each calendar year thereafter, each Foreign Lender shall provide the Agent and the Borrower with two properly executed original Forms 4224 and 1001 (or any successor form) prescribed by the Internal Revenue Service or other documents satisfactory to the Borrower and the Agent, and properly executed Internal Revenue Service Forms W-8 or W-9, as the case may be, certifying (i) as to such Foreign Lenders's status for purposes of determining exemption from United States withholding taxes with respect to all payments to be made to such Foreign Lender hereunder and under the Notes or
(ii) that all payments to be made to such Foreign Lender hereunder and under the Notes are subject to such taxes at a rate reduced to zero by an applicable tax treaty. Each Foreign Lender agrees to provide the Agent and the Borrower with new forms prescribed by the Internal Revenue Service upon the expiration or obsolescence of any previously delivered form, or after the occurrence of any event requiring a change in the most recent forms delivered by it to the Agent and the Borrower.

                 (f) In the event that the Agent or any Lender receives a refund or credit that, in the sole determination of the Agent or such Lender, is attributable to any taxes paid on its behalf by the Borrower in accordance with this Section 3.5, the Agent or such Lenders, as the case may be, shall pay an amount equal to such refund or credit to the Borrower.

                 (g) Without prejudice to the survival of any other agreement hereunder, the agreements and obligations contained in this Section
3.5 shall survive the payment in full of principal and interest hereunder and under the Notes.

                 SECTION 3.6. Payments, Interest Rate Computations, Other Computations, etc. All payments by the Borrower pursuant to this Agreement, the Notes or any other Loan Document, (a) in respect of principal or interest on the Term Notes, shall be made by the Borrower to the Agent for the account of the Lenders, pro rata according to their respective unpaid principal amounts of the Term Notes, and, (b) in respect of principal or interest on the Revolving Notes, shall be made by the Borrower to the Agent for the account of the Lenders, pro rata according to their respective unpaid principal amounts of the Revolving Notes. The payment of the commitment fee referred to in
Section 2.4 shall be made by the Borrower to the Agent for the account of the Lenders entitled thereto pro rata according to their respective Revolving Percentages. All other amounts payable to the Agent or any Lender under this Agreement or any other Loan Document (except under Section 2.4) shall be paid to the Agent for the account of the Person entitled thereto. All such payments required to be made to the Agent shall be made, without setoff, deduction or counterclaim, not later than 2:00 p.m., New York City time, on the date due, in immediately available funds, to such account as the Agent shall specify from time to time by notice to the Borrower. Funds received after that time shall be deemed to have been received by the Agent on the next following Business Day. The Agent shall promptly remit in the type of funds received to each Lender notified to the Agent its share, if any, of such payments received by the Agent for the account of such Lender or holder. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days (365 days in the case of interest computed on the basis of the ING Alternate Base Rate). Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the immediately preceding Business Day.

                 SECTION 3.7. Proration of Payments. If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise) on account of principal of or interest on any Loan or other Obligations in excess of such Lender's or holder's pro rata share of payments then or therewith obtained thereon by all Lenders, such Lender which has received in excess of its pro rata share shall purchase from the other Lenders such participations in such Notes or other Obligations held by them as shall be necessary to cause such purchaser to share the excess payment or other recovery ratably with each of them; provided, however, that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing holder, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 3.7 may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 3.8) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this Section 3.7 applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders under this
Section 3.7 to share in the benefits of any recovery on such secured claim.

                 SECTION 3.8. Setoff. In addition to, and not in limitation of, any rights of any Lender under applicable law, each Lender shall, upon the occurrence and during the continuance of any Event of Default, have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due), and (as security for such Obligations) the Borrower hereby grants to each Lender, a continuing security interest in, any and all balances, credits, deposits, accounts or moneys of the Borrower then or thereafter maintained with such Lender; provided, however, that any such appropriation and application shall be subject to the provisions of Section 3.7.

                 SECTION 3.9.      Use of Proceeds.

                 (a) The Borrower shall use the proceeds of the Term Loan and the initial Revolving Loans on the Closing Date (i) to pay a portion of the "Preliminary Purchase Price" (as such term is defined in the Acquisition Agreement), (ii) to pay costs and expenses arising in connection with the transactions contemplated hereby which are set forth in Item 1 ("Transaction Costs") of the Disclosure Schedule (subject to the Agent's approval of such costs and expenses), (iii) to refinance existing Indebtedness set forth on
Item 4 ("Indebtedness to be Refinanced") of the Disclosure Schedule and (iv) to make loans in an aggregate amount not to exceed $700,000 to various employees of the Borrower and its Subsidiaries, which loans will be used to finance the employees' acquisition of the Borrower's Series A Preferred Stock all as more specifically described in Item 2 ("Sources and Uses") of the Disclosure Schedule.

                 (b) The Borrower shall use the proceeds of the Revolving Loans made after the Closing Date for the on-going working capital needs of the Borrower and its Subsidiaries.

                 (c) No part of the proceeds of any Loans shall be used for any purpose which violates Regulations G, T, U or X of the F.R.S. Board.


                                   ARTICLE 4.

                              CONDITIONS TO LOANS

                 SECTION 4.1. Initial Loan. The obligations of the Lenders to fund the Term Loan and the initial Revolving Loans on the Closing Date shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 4.1.

                 SECTION 4.1.1.    Resolutions, etc.  The Agent shall have
received:

                 (a) a certificate, dated the Closing Date, of the Secretary of each Loan Party as of the Closing Date as to:

                 (i) resolutions of its Board of Directors, then in full force and effect authorizing the execution, delivery and performance of the Loan Documents to which such Loan Party is a party and the related transactions contemplated thereby, and

                 (ii) the incumbency and signatures of those of its officers authorized to act with respect to the Loan Documents to which it is party, upon which certificate each Lender may conclusively rely until it shall have received further certificates of the Secretary of such Loan Party canceling or amending such prior certificates;

                 (b) copies of the Organic Documents of each Loan Party as of the Closing Date certified by, in the case of the charters, the appropriate Governmental Authority of the State of such Loan Party's incorporation and, in the case of its other Organic Documents, such Loan Party's Secretary, which documents shall be satisfactory to the Agent;

                 (c) a so-called "good standing" certificate with respect to each Loan Party as of the Closing Date from the appropriate Governmental Authority of the State of its incorporation;

                 (d) evidence of qualification of each Loan Party as of the Closing Date to do business in each other jurisdiction in which the failure to so qualify could result in a Material Adverse Change; and

                 (e) such other documents (certified if requested) as the Agent or the Required Lenders may reasonably request, with respect to this Agreement, the Notes, any other Loan Document, the transactions contemplated hereby and thereby, or any Organic Document, Contractual Obligation or Regulatory Approval.

                 SECTION 4.1.2. Notes. The Agent shall have received for the account of each Lender, such Lender's Term Note and Revolving Note, in each case duly executed and delivered pursuant to Section 3.2.

                 SECTION 4.1.3. Subsidiary Guaranty. The Agent shall have received for the account of each Lender the Subsidiary Guaranty, duly executed and delivered by each Subsidiary of the Borrower.

                 SECTION 4.1.4. No Contest, etc. No litigation, arbitration, governmental investigation, injunction, proceeding or inquiry shall be pending or, to the knowledge of the Borrower, threatened which:

                 (a) seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated by or in connection with the Acquisition Agreement, this Agreement or any Loan Document; or

                 (b) would, in the opinion of the Agent, be materially adverse to any of the parties hereto with respect to the transactions contemplated hereby;

No litigation set forth in Item 3 (Litigation) of the Disclosure Schedule, in the reasonable opinion of the Agent, could result in a Material Adverse Change or give rise to any liability on the part of the

Agent or any Lender in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

                 SECTION 4.1.5. Certificate as to Completed Conditions, Warranties, No Default, etc. The Agent shall have received a certificate, dated the Closing Date, of the chief executive officer of the Borrower, to the effect that:

                 (a)      all conditions precedent set forth in this Section
4.1 have been satisfied;

                 (b)      all representations and warranties set forth in
Article 5 are true and correct in all material respects;

                 (c) all representations and warranties set forth in the Loan Documents are true and correct in all material respects; and

    (d)      no Default or Event of Default has occurred and is continuing.

                 SECTION 4.1.6. Opinions of Counsel. The Agent shall have received opinion letters, dated the Closing Date and addressed to the Agent and all Lenders, from Christy & Viener, counsel to the Borrower and its Subsidiaries, in form and substance satisfactory to the Agent, and covering such matters as the Agent may request. Additionally, the Agent shall have received opinion letters, dated the Closing Date and addressed to the Agent and all Lenders from local counsel to the Borrower and the Subsidiaries in the states of Delaware, Maryland and Nevada, in form and substance satisfactory to the Agent and covering such matters as the Agent may request.

                 SECTION 4.1.7. Closing Fees, Expenses, etc. The Agent shall have received the facility fee, which was due and payable pursuant to the terms of the Facility Fee Letter, and all costs and expenses which have been invoiced and are payable upon the initial Borrowing pursuant to Section 9.3.

                 SECTION 4.1.8. Security Documents and Perfection. The Agent shall have received:

                 (a) The Security Agreement, duly executed by an Authorized Officer of the Borrower and each Eligible Subsidiary of the Borrower;

                 (b) The Borrower Trademark Assignment duly executed by an Authorized Officer of the Borrower, and the Subsidiary Trademark Assignment duly executed by an Authorized Officer of each Subsidiary of the Borrower owning U.S. patents or trademarks;

                 (c) Evidence of the execution and delivery of all filings of the Financing Statements with respect to the Security Agreement and other Security Documents; searches or other evidence as to the absence of any perfected security interests or Liens (except those previously disclosed to and consented to by the Lenders); and evidence that all other actions (including all actions necessary such that the Trademark Assignment are acceptable for filing in the United States Patent and Trademark Office and the payment of all documentary, intangibles, filing and recording taxes and fees) with respect to the Liens created by the Security Documents have been taken as are necessary or appropriate to perfect such Liens;

                 (d) The Borrower Pledge Agreement, duly executed by an Authorized Officer of the Borrower, and the Subsidiary Pledge Agreement, duly executed by an Authorized Officer of each Subsidiary.

                 (e) All (i) stock certificates and undated stock powers duly executed in blank relating thereto with respect to the pledged securities under the Borrower Pledge Agreement or the Subsidiary Pledge Agreement, which pledged securities shall consist of the Citigate Shares, all outstanding Stock of all other Subsidiaries of the Borrower, and all stock of the Borrower pledged to the Borrower by its employees, officers and directors, and (ii) all promissory notes, including, without limitation, the Goldstein Note, and other instruments owned by Borrower duly endorsed in blank pledged under the Borrower Pledge Agreement or the Subsidiary Pledge Agreement.

                 (f) A collateral assignment to the Agent, for its benefit and the ratable benefit of the Lenders, of the Borrower's rights under the Acquisition Agreement and all other documents executed or delivered by the Sellers pursuant to the Acquisition Agreement, duly consented to by the Sellers, which assignment shall be in form and substance satisfactory to the Agent; and

                 (g) An assignment to the Agent, for its benefit and the ratable benefit of the Lenders, of the insurance policies described in Section
4.1.12 (with respect to which the insurer shall have executed and delivered to the Agent a written consent), which assignment shall be in form and substance satisfactory to the Agent.

                 SECTION 4.1.9. Employment Agreements; Compensation. The Agent shall have received, certified by the Borrower, copies of all employment agreements to which the Borrower or any of its Subsidiaries is a party and the Agent shall be satisfied in all respects with the levels of compensation (including, without limitation, fees, wages, salaries, bonuses, deferred payment arrangements, stock options, incentive plans and pension or employee benefit contributions) paid to key members of management.

                 SECTION 4.1.10. Pension and Welfare Liabilities. The Agent shall have received (i) the most recent actuarial valuation report for each Single Employer Plan, if any, and a copy of Schedule B to the Annual Report on Form 5500 of the Internal Revenue Service for each such Single Employer Plan most recently filed with the Internal Revenue Service, and (ii) a report prepared by the Borrower in form and substance satisfactory to the Agent detailing any liabilities of the Borrower and each of its Subsidiaries, and of each Commonly Controlled Entity of the Borrower for post-retirement benefits under Plans which are welfare benefit plans.

                 SECTION 4.1.11. Insurance. The Agent shall have received evidence satisfactory to it that the insurance maintained by the Borrower and its Subsidiaries is issued by an insurance company with a Best's rating of "A" or better and a financial size category of not less than XII, is in amounts satisfactory to the Agent and, in the case of insurance maintained by the Borrower and its Subsidiaries, under policies naming the Agent as loss payee (in the case of casualty insurance policies) and as additional insured (in the case of liability policies), and otherwise complying with the requirements of this Agreement and the Security Documents.

                 SECTION 4.1.12. Key Man Insurance. The Borrower shall have purchased "key-man" life insurance policies in the total amount of $11,510,700.00 on the lives of Gary S. Goldstein, Alicia C. Lazaro, Eugene Y. Shen, Russ Gerson, Ken Watanabe, Ronald Wendlinger, Michael List and Irene Cohen.

                 SECTION 4.1.13. Financial Information, etc. The Agent shall have received the historical financial statements referred to in Section 5.4, the Closing Date Pro Forma Balance Sheet, a Fair Saleable Value Balance Sheet for the Borrower as of the Closing Date and the Projections.

                 SECTION 4.1.14. Solvency, etc. The Fair Saleable Value Balance Sheet for the Borrower and each Subsidiary as of the Closing Date shall show that the assets of the Borrower and each Subsidiary are at least $_________________ greater than the liabilities of the Borrower and each Subsidiary (including all liabilities and obligations of the Borrower and each Subsidiary, fixed or contingent, direct or indirect, disputed or undisputed, and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP, except to the extent noted thereon); and the Agent shall have received a certificate of the chief operating officer of the Borrower and each Subsidiary dated the Closing Date, stating that, after giving effect to the consummation of the transactions contemplated by this Agreement to occur on the Closing Date (including the Acquisition and the making of the Term Loan and the initial Revolving Loans), the Borrower and each Subsidiary is Solvent.

                 SECTION 4.1.15. Acquisition. The Acquisition Agreement shall remain in full force and effect and shall not have been amended, modified or supplemented without the Agent's approval, all conditions precedent to the consummation by the Borrower of the transactions contemplated by the Acquisition Agreement shall have been fully satisfied or waived with the consent of the Agent, the Borrower shall have delivered to the Agent evidence satisfactory to the Agent that the Acquisition shall be consummated simultaneously with the funding of the Term Loan and the initial Revolving Loans substantially in accordance with the terms of the Acquisition Agreement, and the Borrower shall have delivered to the Agent each of the following:

                 (a) resolutions of the boards of directors and, to the extent required, the stockholders of the Borrower, certified by the Secretary of the Borrower, to be duly adopted and in full force and effect on the Closing Date, authorizing the execution, delivery and performance of the Acquisition Agreement;

                 (b) certified copies of all documents evidencing any other necessary corporate action, consents and Regulatory Approvals with respect to the consummation of the transactions contemplated by the Acquisition Agreement;

                 (c) copies of all legal opinions delivered in connection with the Acquisition together with an original of a reliance letter in favor of the Agent and the Lenders from each of the counsel delivering such opinions; and

                 (d) a certificate from the chief executive officer of Borrower to the effect that attached thereto are true and correct copies of the Acquisition Agreement and each of the material documents, instruments and agreements executed and delivered pursuant to the Acquisition Agreement and making such statements of fact concerning the Acquisition and the other transactions consummated pursuant to such agreements as the Agent shall reasonably request.

                 SECTION 4.1.16. Additional Equity. The Agent shall have received evidence that, since April 9, 1996, the Borrower has received not less than $6,000,000 in cash proceeds from the issuance of its Stock. Additionally, the Agent shall have received copies, certified by the Borrower, evidencing such additional stock and the Required Lenders shall be satisfied with the terms and conditions of such documents.

                 SECTION 4.1.17. Releases of Liens on Assets. All Indebtedness of the Borrower and any other Loan Party described on Item 4 ("Indebtedness to be Refinanced") of the Disclosure Schedule shall have been paid in full and all holders of such Indebtedness shall have acknowledged such repayment, released the Borrower and any other Loan Party from any liability in respect of such Indebtedness, and released all Liens on the assets securing such Indebtedness by executing and delivering to the Agent UCC-3 termination statements and other Instruments as shall be suitable or appropriate in connection therewith.

                 SECTION 4.1.18. Review of the Borrower's Operations. The Agent or its representatives shall have completed their review of the Borrower's management information systems, accounting, financial reporting and cash management systems as well as the legal structure of each Loan Party and the nature of each Loan Party's asset composition and contingent liabilities, and the Agent shall be satisfied in all respects with the results of such review.

                 SECTION 4.1.19. Material Contracts. The Agent shall have received a certificate from an Authorized Officer of the Borrower to the effect that attached thereto are true and correct copies of each of the items listed on Item 5 ("Material Contracts") of the Disclosure Schedule, and the Agent shall be satisfied in all respects with terms of such items.

                 SECTION 4.1.20. Letter to Accountants. The Agent shall have received satisfactory evidence that the Borrower has delivered a letter to its independent public accountants authorizing such public accountants to discuss the Borrower's and each other Loan Party's financial matters with the Agent and each Lender or any of their respective representatives whether or not a representative of the Borrower is present.

                 SECTION 4.1.21. Other Documents, Certificates, Etc. The Agent shall have received such other documents, certificates, opinions of counsel or other materials as it reasonably requests from any Loan Party.

                 SECTION 4.2. All Loans. The obligations of the Lenders to fund the Revolving Loans after Date shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this
Section 4.2.

                 SECTION 4.2.1. Compliance with Warranties, No Default, etc. The representations and warranties set forth in Article 5 shall have been true and correct in all material respects as of the date initially made. In addition, both before and after giving effect to the making of any such Loan:

                          (a) such representations and warranties shall be true and correct in all material respects with the same effect as if then made (except to the extent expressly made as of a specified date, in which case such representations and warrants shall be true as of such specified date);

                          (b) all representations and warranties set forth in the Security Documents shall be true and correct in all material respects with the same effect as if then made (except to the extent expressly made as of a specified date, in which case such representations and warrants shall be true as of such specified date);

                          (c) no material adverse development shall have occurred in any litigation, arbitration or governmental investigation, proceeding or inquiry disclosed pursuant to Section 5.7 which renders such litigation, arbitration or governmental investigation or inquiry or proceeding, in the reasonable opinion of the Required Lenders, likely to be adversely determined and, if adversely determined, could result in a Material Adverse Change; and

   (d)     no Default or Event of Default shall have occurred and be continuing.

                 SECTION 4.2.2. Borrowing Request, etc. The Agent shall have received a duly completed Borrowing Request. The delivery of any such Borrowing Request, and the acceptance by the Borrower of the proceeds of any such Loan, shall constitute a representation and warranty by the Borrower that on the date of such request for a Loan, and before and after giving effect to the making of such Loan and the application of any proceeds of such Loan, all statements set forth in Section 4.2.1 are true and correct. In the event that, in connection with the delivery of any such Borrowing Request the Borrower is required to amend any Item of the Disclosure Schedule in order that the statement set forth in clause (a) or (b) of Section 4.2.1 shall be true and correct, the Borrower shall deliver to the Agent at least three (3) Business Days prior to the date of the

Borrowing requested or to be requested, a request that such Item of the Disclosure Schedule be amended, and the Agent shall promptly forward such request to the Lenders. To the extent that the Required Lenders agree to such requested amendment or otherwise make any Loans after receipt of such request, the representations and warranties proposed to be amended by such amendment to the Disclosure Schedule will be deemed amended for purposes of this Agreement.

                 SECTION 4.2.3. Satisfactory Legal Form. All documents executed or submitted by or on behalf of the Borrower or any Subsidiary shall be reasonably satisfactory in form and substance to the Agent and its counsel, the Agent and its counsel shall have received all information, and such counterpart originals or such certified or other copies of such Instruments, as the Agent or its counsel may request. All legal matters incident to the transactions contemplated by this Agreement shall be satisfactory to counsel to the Agent.

                 SECTION 4.2.4. Margin Regulations. The making of such Loan and the use of the proceeds thereof shall not violate Regulations G, T, U and X of the F.R.S. Board.

                 SECTION 4.2.5. Adverse Change. In the reasonable judgment of the Required Lenders, no Material Adverse Change shall have occurred since the Closing Date.

                 SECTION 4.2.6. Change in Law. On the date of such Loan, no change shall have occurred in applicable law, or in applicable regulations thereunder or in interpretations thereof by any court or Governmental Authority which, in the opinion of any Lender, would make it illegal for such Lender to make the Loan required to be made on such date.


                                   ARTICLE 5.

                                WARRANTIES, ETC.

                 In order to induce the Lenders and the Agent to enter into this Agreement, to engage in the transactions contemplated herein and in the other Loan Documents and to make the Loans, the Borrower represents and warrants to the Agent and each Lender as set forth in this Article 5.

                 SECTION 5.1. Organization, Power, Authority, etc. Each of the Borrower and its Subsidiaries (i) is a corporation validly organized and existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the failure to so qualify could result in a Material Adverse Change, and (iii) has full power and authority, and, except as set forth in Item 6 ("Governmental Licenses") of the Disclosure Schedule, holds all governmental licenses, permits, registrations and other Regulatory Approvals required under all Requirements of Law, to own and hold under lease its property and to conduct its business as conducted prior to the Closing Date and as contemplated to be conducted subsequent to the Closing Date. The Borrower has full power and authority to enter into and perform its Obligations under this Agreement, the Notes and each other Loan Document executed or to be executed by it and to obtain Loans hereunder.

                 SECTION 5.2. Due Authorization. The execution and delivery by each Loan Party of each Loan Document executed or to be executed by it, and the incurrence and performance by such Loan Party of the Obligations have been duly authorized by all necessary corporate action, do not require any Regulatory Approval (except those Regulatory Approvals already obtained), do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any Organic Document or Contractual Obligation of such Loan Party or any law or governmental regulation or court decree or order, and will not result in or require the creation or imposition of any such Lien on such Loan Party's properties pursuant to the provisions of any Contractual Obligation of such Loan Party.

                 SECTION 5.3. Validity, etc. Each of this Agreement, the Notes and the other Loan Documents constitutes, the legal, valid and binding obligation of the each Loan Party executing and delivering such Loan Document, enforceable in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and the effect of general principles of equity (regardless of whether considered in a proceeding in equity or at law).

                 SECTION 5.4.      Financial Information; Solvency.

                 (a) Except as disclosed in Item 7 ("Exceptions to GAAP") of the Disclosure Schedule, all balance sheets, all statements of operations, stockholders' equity and cash flows, and all other financial information of the Borrower and its Subsidiaries which have been furnished by or on behalf of the Borrower and its Subsidiaries to the Agent and the Lenders for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including:

                 (i) the consolidated audited balance sheets of the Borrower as of December 31, 1994 and December 31, 1995, and the related consolidated statements of income and cash flows for each of the two (2) fiscal years of the Borrower ending December 31, 1994 and December 31, 1995, together with the opinion thereon of Mortenson and Associates, P.C.;

                 (ii) the unaudited consolidated balance sheets of the Borrower as of March 31, 1996, and the related consolidated statements of income for the fiscal quarter of the Borrower ending March 31, 1996, together with the report of the chief financial officer of the Borrower;

                 (iii) the consolidated reviewed balance sheets of Irene Cohen as of December 31, 1994 and December 31, 1995, and the related consolidated statements of income and cash flows for each of the two
         (2) fiscal years of Irene Cohen ending December 31, 1994 and December 31, 1995, together with the opinion thereon of Rosenblatt, Slavet & Redezky, C.P.A., P.C.;

                 (iv) the unaudited consolidated balance sheets of Irene Cohen as of March 31, 1996 and the related consolidated statements of income for the fiscal quarter of Irene Cohen ending March 31, 1996, together with the report of the chief financial officer of Irene Cohen;

                 (v)      the Closing Date  Pro Forma Balance Sheet;

                 (vi)     the Projections;

have been prepared in accordance with GAAP consistently applied (except to the extent items in the Closing Date Pro Forma Balance Sheet, and the Projections are based upon estimates) throughout the periods involved and present fairly in all material respects the matters reflected therein subject, in the case of unaudited statements, to changes resulting from normal year-end audit adjustments and except as to the absence of footnotes. As of the Closing Date, the Borrower nor any of its respective Subsidiaries has material contingent liabilities or material liabilities for taxes, long-term leases or unusual forward or long-term commitments which are not reflected in the financial statements described in clauses (i), (ii), (iii), (iv), and (v).

                 (b) After giving effect to the consummation of the transactions contemplated by this Agreement and the other Loan Documents to occur on the Closing Date (including the Acquisition and the Loan and the initial Revolving Loans), the Borrower and each Subsidiary is Solvent.

                 SECTION 5.5. Material Adverse Change. Since December 31, 1995, there has been no material adverse change in the condition (financial or otherwise), operations, performance, business, properties or prospects of the Borrower and its Subsidiaries taken as a whole, or in any industry in which the Borrower or any of its Subsidiaries is engaged in any material respect.

                 SECTION 5.6. Absence of Default. Neither the Borrower nor any Subsidiary is in default in the payment of (or in the performance of any material obligation applicable to) any Indebtedness, or is in material default under any regulation of any Governmental Agency or court decree or order, or is in default under any Requirements of Law which default could result in a Material Adverse Change.

                 SECTION 5.7. Litigation, Legislation, etc. Except as disclosed in Item 3 (Litigation) of the Disclosure Schedule, there is no pending or, to the knowledge of the Borrower, threatened litigation, arbitration or governmental investigation, proceeding or inquiry which, if adversely determined, could result in a Material Adverse Change; and none of the proceedings set forth in such Item 3 seeks to amend, modify or enjoin the transactions contemplated hereby or is likely to be adversely determined. To the knowledge of the Borrower, there is no legislation, governmental regulation or judicial decision that could result in a Material Adverse Change.

                 SECTION 5.8. Regulations G, T, U and X. Neither the Borrower nor any Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock (as defined in F.R.S. Board Regulation G or U) and, no assets of the Borrower or any Subsidiary consist of Margin Stock. The Loans hereunder will not be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation G, T, U or X.

                 SECTION 5.9. Government Regulation. Neither the Borrower nor any Subsidiary is an "investment company" within the meaning of the Investment Holding Company Act of 1940, as amended, or a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company," within the meaning of the Public Utility Holding Company Act of 1935, as amended, or subject to regulation under the Federal Power Act, the Interstate Commerce Act or any other federal or state law limiting its ability to incur Indebtedness or to execute, deliver or perform the Loan Documents to which it is party.

                 SECTION 5.10. Taxes. Each of the Borrower and its present or past Subsidiaries has filed all tax returns and reports required by law to have been filed by it and has paid all taxes and Charges thereby shown to be owing, except any such taxes or Charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

                 SECTION 5.11. Pension and Welfare Plans. (a) Except as disclosed in Item 8 (Benefit Plans) of the Disclosure Schedule, neither the Borrower nor any Subsidiary or Commonly Controlled Entity has assumed any material liability under any employee benefit plan, fund, program, arrangement, agreement or commitment maintained by or on behalf of or contributed to by or on behalf of any entity or trade or business which, together with any of such corporations, is treated as a single employer under Sections 414(b), (c), (m) or (o) of the IRC. Neither the Borrower nor any Subsidiary or Commonly Controlled Entity shall be subject (directly or indirectly) to any material liability, tax or penalty whatsoever to any person whomsoever with respect to any employee benefit plan, fund, program, arrangement, agreement or commitment described in the immediately preceding sentence.

                 (b) No Reportable Event which could result in a Material Adverse Change has occurred during the six-year period prior to the date on which this representation is made or deemed made with respect to any Single Employer Plan. The Borrower, each Commonly Controlled Entity, each Subsidiary, each Plan, and each trust maintained pursuant to any such Plan have complied in all material respects with the applicable provisions of ERISA, the IRC, and any other applicable laws. Except as disclosed in Item 8 (Benefit Plans) of the Disclosure Schedule, the present value of all "benefit liabilities" (within the meaning of Section 4001(a)(16) of ERISA) under each Single Employer Plan maintained by the Borrower, any Subsidiary or any Commonly Controlled Entity (based on those assumptions that would be used in a termination of each such Plan) did not, as of the last annual valuation date for which an actuarial valuation report has been done, exceed the value of the assets of such Plan as of such date. Except as disclosed in such Item 8, neither the Borrower nor any Commonly Controlled Entity or Subsidiary has incurred any liability to the PBGC or to any other

Person under Section 4062, 4063 or Section 4064 of ERISA on account of the termination of, or its withdrawal from, a Single Employer Plan, and no Lien has been imposed on the assets of the Borrower or any Commonly Controlled Entity or Subsidiary under Section 4068 of ERISA. To the knowledge of the Borrower and any Commonly Controlled Entities and Subsidiaries, there does not exist any event or condition which would permit the institution of proceedings to terminate any Single Employer Plan pursuant to Section 4042 of ERISA. Except as disclosed in Item 8 of the Disclosure Schedule, no "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of IRC), whether or not waived, exists with respect to any Pension Plan. The Borrower and each Commonly Controlled Entity and Subsidiary have timely made in full each quarterly installment payment to any Pension Plan required under Section 302(e) of ERISA or Section 412(m) of the IRC and have also made full and timely payment of any other costs or expenses related to such a Plan. The Borrower and all Commonly Controlled Entities and Subsidiaries have made full and timely payment of all contributions to Multiemployer Plans required under ERISA, the IRC or applicable collective bargaining agreements. Neither the Borrower nor any Commonly Controlled Entity or Subsidiary has had a complete or partial withdrawal from any Multiemployer Pension Plan and the liability to which the Borrower or any Commonly Controlled Entity or Subsidiary would become subject under ERISA if the Borrower or any such Commonly Controlled Entity or Subsidiary were to withdraw completely from all Multiemployer Pension Plans as of the valuation date most closely preceding the date hereof is not in excess of $100,000. No such Multiemployer Pension Plan has been terminated or is in Plan Reorganization or ERISA Insolvent, nor, to the knowledge of the Borrower and any Commonly Controlled Entities and Subsidiaries, is any such Multiemployer Pension Plan likely to be terminated or to become in Plan Reorganization or ERISA Insolvent. To the knowledge of the Borrower and any Commonly Controlled Entities and Subsidiaries, no "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the IRC), whether or not waived, exists with respect to any Multiemployer Plan. The present value (determined using assumptions which are reasonable in respect of the benefits provided and the employees participating) of the aggregate liability of the Borrower and each Subsidiary and Commonly Controlled Entity for post-retirement benefits to be provided to their current and former employees under Plans which are welfare benefit plans (as defined in Section 3(1) of ERISA) is not in excess of $100,000. No written notice of liability has been received with respect to the Borrower, any of its Subsidiaries, or any Plan for any "prohibited transaction" (within the meaning of Section 4975 of the IRC or Section 406 of ERISA), nor has any such prohibited transaction resulting in material liability to the Borrower or any of its Subsidiaries occurred. Neither the Borrower nor any Subsidiary or Commonly Controlled Entity will, as a result of consummating the transactions contemplated by this Agreement (pursuant to the provisions of the Agreement, by operation of law or otherwise) (i) have incurred or become liable for any tax assessed by the Internal Revenue Service for any alleged violations of Section 4975 of the IRC or any civil penalty imposed by the Department of Labor for any alleged violations of Section 406 of ERISA, (ii) have caused or permitted to occur any "prohibited transaction" within the meaning of such Section 4975 of the IRC or
Section 406 of ERISA with respect to any Plan for which no exemption is available or (iii) have incurred any liability to the PBGC (other than ordinary and usual PBGC premium liability) or any liability for complete or partial withdrawal to any Multiemployer Plan. Neither the Borrower nor any Subsidiary is subject (directly or indirectly) to, and no facts exist which could subject the Borrower or any Subsidiary

(directly or indirectly) to, any other liability, penalty, tax or lien whatsoever, which could result in a Material Adverse Change and which is directly or indirectly related to any Plan, including, but not limited to, liability for any damages or penalties arising under Title I or Title IV of ERISA, liability for any tax or penalty resulting from a loss of deduction under Section 404 or 419 of the IRC, any tax or penalty under chapter 43 of the IRC, or any taxes or penalties under any other applicable law, but excluding any liability to make contributions or pay premiums to or under an ongoing Plan before the last due date on which such contributions or premiums could be paid or made without penalty or to pay benefits when due in accordance with Plan terms.

                 SECTION 5.12.     Labor Controversies.  Except as disclosed in
Item 9 (Labor Controversies) of the Disclosure Schedule, there are no labor controversies pending or, to the best knowledge of the Borrower, threatened, relating to the Borrower or any Subsidiary. There is (i) no unfair labor practice complaint pending against the Borrower, or any of its Subsidiaries or, to the best knowledge of the Borrower, threatened against any of them, before the National Labor Relations Board, and no arbitration proceeding arising out of or under any collective bargaining agreement or the Borrower's internal grievance procedures is so pending against the Borrower or any of its Subsidiaries or, to the best knowledge of the Borrower, threatened against any of them, (ii) no strike, labor dispute, slowdown or stoppage is pending against the Borrower or any of its Subsidiaries or, to the best knowledge of the Borrower, threatened against the Borrower or any of its Subsidiaries and (iii) no union representation question existing with respect to the employees of the Borrower or any of its Subsidiaries. Each of the Borrower and its Subsidiaries is in compliance in all material respects with all collective bargaining agreements to which it is subject.

                 SECTION 5.13. Ownership of Properties; Collateral. (a) Each of the Borrower and its Subsidiaries owns good title to all of its material personal properties and assets of any nature whatsoever, free and clear of all Liens except as permitted pursuant to Section 6.2.3.

                 (b) The provisions of the Security Agreement are effective to create in favor of the Agent for the benefit of the Agent and the Lenders, a legal, valid and enforceable security interest in all right, title and interest of the Loan Parties in the Collateral described therein, and, upon the filing of the Financing Statements and any required filing in the United States Patent and Trademark Office pursuant to Section 4.1.8, the Security Documents will create a fully perfected first Lien on, and the security interest in, all right, title and interest of the Loan Parties in all of the Collateral described therein, to the extent that a security interest therein can be perfected by such a filing, subject to no other Liens other than Liens permitted by Section 6.2.3.

                 SECTION 5.14. Intellectual Property. Each of the Borrower and its Subsidiaries owns or licenses all such Intellectual Property, and has obtained assignments of all licenses and other rights, as the Borrower considers necessary for or as are otherwise material to the conduct of the business of the Borrower and its Subsidiaries as now conducted without, individually or in the aggregate, any infringement upon rights of other Persons which could result in a Material Adverse Change. All Intellectual Property owned or licensed from third Persons described in this Section 5.14 is set forth in Item 10 (Intellectual Property) of the Disclosure Schedule.

                 SECTION 5.15. Accuracy of Information. All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower in writing to the Agent or any Lender for purposes of or in connection with this Agreement or any transaction contemplated hereby is true and accurate in every material respect on the date as of which such information is dated or certified and as of the date of execution and delivery of this Agreement by the Agent or such Lender and such information is not incomplete by omitting to state any material fact necessary to make such information not misleading. Neither this Agreement nor any document or statement furnished to the Agent or any of the Lenders by or on behalf of the Borrower contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not materially misleading. The Agent and the Lenders recognize that the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from the projected or forecasted results.

                 SECTION 5.16. Insurance. All policies of insurance in effect of any kind or nature owned by or issued to the Borrower and its Subsidiaries, including policies of life, fire, theft, product liability, public liability, property damage, other casualty, employee fidelity, workers' compensation, property and liability insurance, (a) are listed in Item 11 (Insurance) of the Disclosure Schedule as of the Closing Date, (b) are, together with all policies of employee health and welfare and title insurance, in full force and effect, (c) comply in all respects with the applicable requirements set forth herein and in the Security Documents and (d) are of a nature and provide such coverage as is customarily carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower and its Subsidiaries operate. Neither the Borrower nor any of its Subsidiaries provides any of its insurance through self-insurance except as disclosed in Item 11 of the Disclosure Schedule.

                 SECTION 5.17.     Certain Indebtedness.   Item 12 (Existing
Indebtedness) of the Disclosure Schedule sets forth all Indebtedness of the Borrower and its Subsidiaries as of the Closing Date that is not to be refinanced on the Closing Date, and which (a) is for borrowed money, or (b) is not incurred in the ordinary course of the business of the Borrower or any Subsidiary in a manner and to the extent consistent with past practice, or (c) is material to the financial condition, operations, businesses, properties or prospects of the Borrower or any Subsidiary.

                 SECTION 5.18. Environmental Matters. Except as disclosed in Item 13 (Environmental Matters) of the Disclosure Schedule, the Borrower and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, and to the best of the Borrower's knowledge, there are no conditions or circumstances associated with the currently or previously owned, operated, used or leased properties or current or past operations of the Borrower or any Subsidiary which may give rise to Environmental Liabilities and Costs which could result in a Material Adverse Change or which may give rise to any Environmental Lien.

                 SECTION 5.19. No Burdensome Agreements. Neither the Borrower nor any Subsidiary is a party to or has assumed any indenture, loan or credit agreement or any lease or other agreement or instrument or subject to any charter or other corporate restriction that could result in a Material Adverse Change.

                 SECTION 5.20. Consents. Except as disclosed in Item 14 (Consents) of the Disclosure Schedule, the Borrower and its Subsidiaries have all material permits and governmental consents and Regulatory Approvals necessary under Requirements of Law or, in the reasonable business judgment of the Borrower, deemed advisable under Requirements of Law, in connection with the transactions contemplated hereby (including the Acquisition and the Loans) and the ongoing business and operations of the Borrower and its Subsidiaries.

                 SECTION 5.21. Contracts. Set forth in Item 5 (Material Contracts) of the Disclosure Schedule is an accurate and complete list of all material Contractual Obligations of the Borrower and its Subsidiaries as of the Closing Date. Each such material Contractual Obligation is in full force and effect in accordance with the terms thereof. There are no material defaults by the Borrower or any Subsidiary or, to the Borrower's knowledge after due inquiry, any other default in existence under any such material Contractual Obligations, in each case that could result in a Material Adverse Change.

                 SECTION 5.22. Employment Agreements. Set forth in Item 15 (Employment Contracts) of the Disclosure Schedule is a complete and accurate list of each employment agreement to which the Borrower or any Subsidiary is a party, or by which it is bound.

                 SECTION 5.23. Condition of Property. All of the assets and properties owned by, leased to or used by the Borrower and its Subsidiaries material to the conduct of their business are in adequate operating condition and repair, ordinary wear and tear excepted, and are free and clear of known defects except for defects which do not substantially interfere with the use thereof in the conduct of normal operations.

                 SECTION 5.24.     Subsidiaries.   Item 16 of the Disclosure
Schedule sets forth all Subsidiaries of the Borrower as of the Closing Date.

                 SECTION 5.25. Acquisition Agreement. The closing of the transactions contemplated by the Acquisition Agreement shall occur on the Closing Date simultaneously with the making of the Term Loan and the initial Revolving Loans, and the Borrower has not waived or in any way amended, without the prior written consent of the Agent, any condition to the obligations to consummate the Acquisition. A true and complete copy of the Acquisition Agreement (including all exhibits, schedules and amendments thereto) has been delivered to the Agent. The Borrower is not in default under the Acquisition Agreement or under any instrument or document to be delivered in connection therewith. The representations and warranties made in the Acquisition Agreement by the Borrower and, to the best knowledge of the Borrower, the Sellers are true and correct in all material respects on and as of the Closing Date as though made on and as of such date.

                 SECTION 5.26. Trade Relations. There exists no actual or, to the best of Borrower's knowledge, threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of the Borrower with any material customer or group of customers of the Borrower.


                                   ARTICLE 6.

                                   COVENANTS

                 SECTION 6.1. Affirmative Covenants. The Borrower agrees with each Lender that until all Obligations (other than Obligations that expressly survive the termination of this Agreement pursuant to Section 9.5) have been paid and performed in full and the Commitments have terminated, the Borrower will perform the Obligations set forth in this Section 6.1.

                 SECTION 6.1.1. Financial Information, etc. The Borrower will furnish, or will cause to be furnished, to each Lender and to the Agent copies of its financial statements, reports and information:

                 (a) (i) promptly when available and in any event within ninety (90) days after the close of each Fiscal Year, a consolidated and consolidating balance sheet at the close of such Fiscal Year, and related consolidated and consolidating statements of operations, retained earnings, and cash flows for such Fiscal Year, of the Borrower and its Subsidiaries (with comparable information at the close of and for the prior Fiscal Year), certified (in the case of consolidated statements) without qualification by Ernst & Young, LLC or other independent public accountants satisfactory to the Agent, together with a report containing a description of projected business prospects (including capital expenditures) and management's discussion and analysis of the financial condition and results of operation of the Borrower and its Subsidiaries;

                (ii) promptly when available and in any event within ninety (90) days after the close of each Fiscal Year, a letter report of such independent public accountants at the close of such Fiscal Year to the effect that it has reviewed the provisions of this Agreement and the most recent Compliance Certificate being furnished pursuant to clause (a)(iii) of this Section 6.1.1 and that, in the course of performing its duties it did not become aware of any Default or Event of Default or any miscalculation in such Compliance Certificate relating to the financial tests set forth in Section
         6.2.4 or relating to the calculation of Excess Cash Flow, except as such may be disclosed in such statement; and

               (iii) promptly when available and in any event within ninety (90) days after the close of each Fiscal Year, a Compliance Certificate calculated as of the computation date at the close of such Fiscal Year; and

                 (b) promptly when available and in any event within thirty (30) days after the close of each calendar month of each Fiscal Year consolidated and consolidating balance sheets at the close of such month, and consolidated and consolidating statements of operations, retained earnings, and cash flows for such month and for the period commencing at the close of the previous Fiscal Year and ending with the close of such month, of the Borrower and Subsidiaries (with comparable information at the close of and for the corresponding month of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year), certified by the principal accounting or chief financial Authorized Officer of the Borrower, together with a description of projected business prospects (including capital expenditures) and a brief report containing management's discussion and analysis of the financial condition and results of operations of the Borrower and its Subsidiaries (including a discussion and analysis of any changes compared to prior results);

                 (c) within thirty (30) days after the close of each Fiscal Quarter, a Compliance Certificate calculated as of the close of such Fiscal Quarter;

                 (d) promptly upon receipt thereof, copies of all detailed financial and management reports submitted to the Borrower by its independent public accountants in connection with each annual or interim audit made by such independent public accountants of the books of the Borrower or any Subsidiary;

                 (e) within thirty (30) days prior to the end of each Fiscal Year of the Borrower, (i) a business plan of the Borrower and its Subsidiaries, in form, scope and detail satisfactory to the Agent, and (ii) consolidated and consolidating operating budgets for the twelve (12) months following the end of such Fiscal Year, prepared on a quarterly basis, and for each Fiscal Year thereafter through the 2001 Fiscal Year, prepared on an annual basis, which budgets shall include estimated capital expenditures and other costs to be incurred by the Borrower and its Subsidiaries, on a consolidated and consolidating basis, during the applicable Fiscal Year, in each case, with accompanying detail, together with a report containing management's discussion and analysis of the projected financial condition and results of operations of the Borrower and its Subsidiaries;

                 (f) promptly after approved by the Borrower's Board of Directors, any updates or revisions to any business plan described in clause
(e) of this  Section 6.1.1;

                 (g) promptly upon the sending or filing thereof, copies of all reports that the Borrower sends to its security holders generally, and copies of all reports and registration statements that the Borrower or any of its Subsidiaries files with the Securities and Exchange Commission or any national securities exchange; and

                 (h) such other information with respect to the financial condition, business, property, assets, revenues and operations of the Borrower and any Subsidiary as the Agent or the Required Lenders may from time to time reasonably request.

                 SECTION 6.1.2. Maintenance of Corporate Existence, etc. Except as permitted by Section 6.2.10, the Borrower will cause to be done at all times all things necessary to maintain and preserve the corporate existence of the Borrower and each Subsidiary.

                 SECTION 6.1.3. Foreign Qualification. The Borrower will, and will cause each Subsidiary to, cause to be done at all times all things necessary to be duly qualified to do business and be in good standing as a foreign corporation in each jurisdiction where the failure to so qualify could result in a Material Adverse Change.

                 SECTION 6.1.4. Payment of Taxes, etc. The Borrower will, and will cause each Subsidiary to, pay and discharge, as the same become due and payable, (a) all Charges against it or on any of its property, as well as claims of any kind which, if unpaid, might become a Lien upon any one of its properties, and (b) all lawful claims for labor, materials, supplies, services or otherwise before any thereof become a default; provided, however, that the foregoing shall not require the Borrower or any Subsidiary to pay or discharge any such Charge or claim so long as it shall be diligently contesting the validity thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP.

                 SECTION 6.1.5. Insurance. In addition to any insurance required to be maintained pursuant to any other Loan Document, the Borrower will, and (with respect to the insurance described in clauses (a) and (b) below) will cause each Subsidiary to, maintain or cause to be maintained:

                 (a) insurance with respect to its properties and business against such casualties, contingencies and liabilities (including, without limitation, business interruption insurance) and of such types and in such amounts as are customary in the industries in which the Borrower and Subsidiaries are engaged, and will furnish to the Agent annual certification from the respective insurers (or their authorized agents) of the extent of all insurance maintained by the Borrower and its Subsidiaries in accordance with this Section 6.1.5; and

                 (b)      the "key-man" life insurance policies referred to in
Section 4.1.12, which policies shall at all times have a minimum face value of not less than $11,510,700.00 in the aggregate.

Each such policy shall be issued by an insurance company with a Best's rating of "A" or better and a financial size category of not less than XII shall be in effect on the Closing Date. The premiums for each such policy shall be paid as such premiums shall come due. All policies of casualty insurance shall contain an endorsement, in the form submitted to the Borrower by the Agent, showing loss payable to the Agent, for its benefit and the ratable benefit of the Lenders, as their interests may appear. All policies of liability insurance, including, without limitation, all primary and umbrella liability policies (including errors and omissions), shall name the Agent, for its benefit and the ratable benefit of the Lenders, as additional insured. All such insurance policies shall provide, or shall be properly endorsed to provide, that the insurer shall give the Agent not less than 10 days prior written notice of any cancellation or non-renewal of any such policy. The Borrower shall retain all the incidents of ownership of the insurance maintained pursuant to this Section 6.1.5, but shall not borrow upon or otherwise impair its right to receive the proceeds of such insurance. So long as no Event of Default has occurred and is continuing, the Borrower and its Subsidiaries shall have the right to use the proceeds of casualty insurance to repair or replace damaged or destroyed property, shall have the right to use the proceeds of business interruption insurance for its ongoing business needs and shall have the right to use the proceeds of liability insurance to pay covered claims.

                 SECTION 6.1.6. Notice of Default, Litigation, etc. Upon a Responsible Officer learning thereof, the Borrower will give prompt written notice (with a description in reasonable detail) to the Agent of:

                 (a)      the occurrence of any Default;

                 (b) the occurrence of any litigation, arbitration or governmental investigation or proceeding not previously disclosed in writing by the Borrower to the Lenders which has been instituted or, to the knowledge of the Borrower, is threatened against, the Borrower or any Subsidiary or to which any of its properties, assets or revenues is subject which, if adversely determined, could result in a Material Adverse Change;

                 (c) any material development which shall occur in any litigation, arbitration or governmental investigation or proceeding previously disclosed by the Borrower to the Lenders pursuant to Section 5.7 which renders such litigation, arbitration or governmental investigation likely to be adversely determined and, if adversely determined, could result in a Material Adverse Change;

                 (d) the occurrence of any other circumstance which could result in a Material Adverse Change;

                 (e)      the occurrence of any Loss; and

                 (f) (i) the occurrence or expected occurrence of any Reportable Event with respect to any Single Employer Plan, or any withdrawal from, or the termination, Plan Reorganization or ERISA Insolvency of any Multiemployer Pension Plan, (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or Subsidiary or any Multiemployer Pension Plan with respect to the withdrawal from, or the termination, Plan Reorganization or ERISA Insolvency of, any Single Employer Plan or Multiemployer Pension Plan, or the receipt of notice by the Borrower or any Commonly Controlled Entity or Subsidiary that the institution of any such proceedings or the taking of any such action is under consideration or anticipated, (iii) the institution of any proceedings or other action by the Internal Revenue Service or the Department of Labor with respect to the minimum funding requirements of any Pension Plan, or the receipt of notice by the Borrower or any Commonly Controlled Entity or Subsidiary that the institution of any such proceedings or the taking of any such action is under consideration or anticipated, (iv) the occurrence or expected occurrence of any event which could result in the incurrence of unpredictable contingent event benefits under Section 302 of

ERISA or Section 412 of the IRC with respect to any Pension Plan, (v) any event or condition which could increase the liability of the Borrower or any Commonly Controlled Entity or Subsidiary with respect to post-retirement welfare benefits under any Plan, or (vi) the occurrence of any other event or condition with respect to any Plan which could subject the Borrower or any Subsidiary (directly or indirectly) to any tax, penalty or liability under Title I or Title IV of ERISA, Section 404 or 419 and Chapter 43 of the IRC, or any other applicable laws, and in each case in clauses (i) through (vi) above, such event or condition, together with all other events or conditions, if any, could subject the Borrower or any Subsidiary (directly or indirectly) to any tax, fine, penalty, or other liabilities in amounts which in the aggregate could result in a Material Adverse Change. The Borrower will deliver to each of the Lenders a true and complete copy of each annual report (Form 5500) of each Plan (other than a Multi-Employer Plan) required to be filed with the Internal Revenue Service, promptly after the filing thereof; and

                 (g) the condemnation or threat of condemnation with respect to any property used or necessary in the conduct of the businesses of the Borrower or any of its Subsidiaries.

                 SECTION 6.1.7. Books and Records. The Borrower will, and will cause each Subsidiary to, keep books and records reflecting all of its business affairs and transactions in accordance with GAAP and, subject to any government security limitations, permit the Agent and each Lender or any of their respective representatives, during normal business hours, to visit all of its offices, to discuss its financial matters with its officers and independent public accountants and to examine (and, at the expense of the Borrower, photocopy extracts from) any of its books or other corporate records. The Borrower shall pay any fees of its independent public accountants incurred in connection with the Agent's or any Lender's exercise of its rights pursuant to this Section 6.1.7; provided that unless an Event of Default shall have occurred and be continuing, the Borrower shall be required to pay any such fees only in respect of the Agent's exercise of its rights pursuant to this Section
6.1.7 for one occasion during each Fiscal Year.

                 SECTION 6.1.8. Maintenance of Properties, Etc. The Borrower will maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties (real and personal and including all intangible assets), except obsolete properties, which are used or necessary in the conduct of its business in good working order and condition, ordinary wear and tear excepted.

                 SECTION 6.1.9. Maintenance of Licenses and Permits. The Borrower will maintain and preserve, and will cause each of its Subsidiaries to maintain and preserve, all Intellectual Property, rights, permits, licenses, Regulatory Approvals and privileges issued under or arising under any Requirements of Law to the extent material to the conduct of the business of the Borrower or any of its Subsidiaries.

                 SECTION 6.1.10. Employee Plans. The Borrower will at all times comply in all material respects with the provisions of ERISA and the IRC which are applicable to any of the Plans, and cause each of its Subsidiaries so to do.

                 SECTION 6.1.11. Environmental Management. The Borrower will, and will cause each Subsidiary to, adopt and maintain prudent solid and hazardous waste management and disposal practices, including at a minimum such practices as are required or dictated from time to time by current and future Environmental Laws and Environmental Permits.

                 SECTION 6.1.12. Compliance with Laws. The Borrower will, and will cause each Subsidiary to, comply with all applicable Requirements of Law; provided, however, that this Section 6.1.12 shall not apply to any circumstance of noncompliance that together with all other noncompliance could not result in a Material Adverse Change.

                 SECTION 6.1.13. Interest Rate Protection. Within 90 days after the Closing, the Borrower shall obtain and thereafter maintain in full force and effect, from ING or an Eligible Lending Institution, one or more Interest Rate Contracts, protecting the Borrower against increases in the Eurodollar Rate for an aggregate notional amount equal to 50% of the aggregate principal amount of the Term Loan for a term of three (3) years. ING shall make available to the Borrower various proposals for Interest Rate Contracts. Should the Borrower obtain any proposal for Interest Rate Contracts from a source other than ING, the Borrower agrees that ING shall have a right to provide such Interest Rate Contracts on the same terms as those set forth in such proposal. The Borrower will collaterally assign such Interest Rate Contracts to the Agent, for its benefit and the ratable benefit of the Lenders, pursuant to documentation acceptable to the Agent.

                 SECTION 6.1.14. Real Estate. If the Borrower or any Subsidiary shall acquire a fee or leasehold interest in real estate which the Agent reasonably designates as material to the Borrower or such Subsidiary at any time prior to the date on which all Commitments have terminated and all Obligations under this Agreement have been paid in full, the Borrower or such Subsidiary will execute a Mortgage subject only to the Liens described in clauses (c) and (g) of Section 6.2.3, in form and substance satisfactory to the Agent, in favor of the Agent, for its benefit and the ratable benefit of the Lenders, and shall use its reasonable efforts to deliver to the Agent such title insurance policies, surveys and landlords' estoppel agreements with respect thereto as the Agent shall reasonably request.

                 SECTION 6.1.15. Underwriting Offering. The Borrower shall use its best efforts to allow ING or one of its Affiliates to manage and serve as underwriter, co-underwriter, placement agent, co-placement agent or in a similar capacity, in assisting the Borrower in any offering of equity securities or debt securities.

                 SECTION 6.1.16. Whitney Group. Within ninety (90) days of the Closing Date, the Borrower shall (i) cause Whitney Partners to acquire the remaining 23.58% of the issued Stock of Whitney Group not currently owned by Whitney Partners, (ii) enter into a management contract with Whitney Group,
(iii) assign such management contract to the Agent, and (iv) cause Whitney Partners to pledge 100% of the issued Stock of the Whitney Group to the Agent as security for the Obligations.

                 SECTION 6.2. Negative Covenants. The Borrower agrees with each Lender that until all Commitments have terminated and all Obligations (other than Obligations that expressly survive the termination of this Agreement pursuant to Section 9.5) have been paid and performed in full, the Borrower will perform the Obligations set forth in this Section 6.2.

                 SECTION 6.2.1. Business Activities. The Borrower will not, and will not permit any Subsidiary to, engage in any business activity, except those in the fields in which the Borrower and its Subsidiaries are engaged on the Closing Date and such activities as may be incidental or related thereto.

                 SECTION 6.2.2. Indebtedness. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness other than:

                 (a)      Indebtedness in respect of the Loans and other
Obligations;

                 (b) Indebtedness in respect of the Interest Rate Contracts required pursuant to Section 6.1.13 to the extent such do not constitute Obligations;

                 (c) obligations that constitute Indebtedness solely by virtue of being secured by Liens permitted under Section 6.2.3;

                 (d)      Indebtedness in respect of liabilities resulting from
(i) endorsements of negotiable instruments in the ordinary course of business; and (ii) surety bonds and other bonds issued for the Borrower's account in the ordinary course of business;

                 (e) Indebtedness of the Borrower and its Subsidiaries existing on the Closing Date and set forth in Item 12 (Existing Indebtedness) of the Disclosure Schedule.

                 (f) Indebtedness of any Subsidiary owing to the Borrower, provided that such Indebtedness is evidenced by a demand promissory note that is pledged to the Agent, for its benefit and the benefit of the Lenders, as security for the Obligations pursuant to the Pledge Agreement;

                 (g) Capitalized Lease Liabilities provided that (i) the aggregate amount thereof which in accordance with GAAP is attributable to principal, together with the aggregate outstanding principal amount of all Purchase Money Indebtedness of the Borrower and its Subsidiaries, does not exceed $500,000 at any one time outstanding, (ii) payments under each capitalized lease giving rise to such Capitalized Lease Liabilities shall be made in equal periodic installments, (iii) the original term of each capitalized lease giving rise to such Capitalized Lease Liabilities shall not be less than the useful life of the item of property for which such Capitalized Lease Liabilities are incurred and (iv) the Consolidated Capital Expenditures financed by such Capitalized Lease Liabilities are not prohibited under
Section 6.2.5;

                 (h) Purchase Money Indebtedness provided that (i) the amount of such Indebtedness, together with the amount of any outstanding Capitalized Lease Liabilities of the Borrower and its Subsidiaries that in accordance with GAAP are attributable to principal, does not exceed $500,000 at any one time outstanding, (ii) such Indebtedness provides for the payment of principal in equal periodic installments, (iii) each issue of such Purchase Money Indebtedness shall have an original maturity date that is not earlier than the useful life of the item of property for which such Purchase Money Indebtedness is incurred, and (iv) the Consolidated Capital Expenditures financed by such Purchase Money Indebtedness are not prohibited under Section 6.2.5;

                 (i) extensions, refinancings, replacements and renewals of any of the foregoing Indebtedness described in clauses (e) and (h) of this
Section 6.2.2, provided that the principal amount thereof is not increased, such extension, refinancing, replacement or renewal does not impose more burdensome terms upon the Borrower or its Subsidiaries, as the case may be, than the Indebtedness being extended, refinanced, replaced or renewed.

                 SECTION 6.2.3. Liens. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

                 (a) Liens in favor of the Agent or the Lenders granted pursuant to any Loan Document;

                 (b) Liens identified in Item 17 ("Permitted Liens") of the Disclosure Schedule;

                 (c) Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable with penalty or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

                 (d) Liens of carriers, warehousemen, mechanics, and materialmen incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings (which proceedings have the effect of preventing the forfeiture or sale of the asset subject to such Lien) and for which adequate reserves shall have been set aside on its books;

                 (e)      Liens (other than Liens arising under ERISA or
Section 412(n) of the Code) incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

                 (f) judgment Liens with respect to judgments to the extent such judgments do not constitute an Event of Default described in
Section 7.1.9;

                 (g) easements (including, without limitation, reciprocal easement agreements and utility agreements), rights-of-way, covenants, consents, reservations, encroachments, variations and other restrictions, charges or encumbrances (whether or not recorded) affecting the use of property, which do not materially detract from the value of such property or impair the use thereof;

                 (h) Liens upon any equipment acquired by the Borrower or any of its Subsidiaries after the Closing Date to secure Indebtedness permitted under clause (h) of Section 6.2.2 or arising by virtue of a capital lease permitted under clause (g) of Section 6.2.2;

                 (i) Leases and subleases granted to others in the ordinary course of business not interfering in any material respect with any business of the Borrower or any of its Subsidiaries;

                 (j) Liens which constitute rights of set-off of a customary nature or bankers' liens with respect to amounts on deposit, whether arising by operation of law or by contract, in connection with arrangements entered into with banks in the ordinary course of business;

                 (k) Liens consisting of precautionary UCC-1 filings in respect of operating leases to the extent permitted under Section 6.2.6; and

                 (l) extensions, renewals or replacements of any Lien referred to in clause (b) of this Section 6.2.3, provided that the principal amount of the obligation secured thereby is not increased and that any such extension, renewal or replacement is limited to the property originally encumbered thereby.

                 SECTION 6.2.4. Financial Condition. From and after the Closing Date, the Borrower hereby covenants and agrees as set forth below:

                 (a) Fixed Charge Coverage Ratio. The Borrower will not permit its Fixed Charge Coverage Ratio with respect to the twelve-month period ending on the last day of any Fiscal Quarter to be less than the ratio set forth opposite such Fiscal Quarter (for each Fiscal Quarter ending prior to June 30, 1997, such ratio to be calculated as provided in clause (g) of this
Section 6.2.4):

          Fiscal Quarter Ending:                       Ratio
          ----------------------                       -----
         September, 1996                              1.25:1.0
         December, 1996                               1.25:1.0
         March, 1997                                  1.50:1.0
         June, 1997                                   1.75:1.0
         September, 1997                              1.75:1.0
         December, 1997                               1.75:1.0
         March, 1998                                  1.75:1.0
         June, 1998                                   1.75:1.0
         September, 1998                              1.75:1.0

         December, 1998 and for each Fiscal           2.00:1.0
          Quarter thereafter



                 (b) Leverage Ratio. the Borrower will not permit its Leverage Ratio with respect to the twelve- month period ending on the last day of any Fiscal Quarter to be less than the ratio set forth opposite such Fiscal Quarter (for each Fiscal Quarter ending prior to June 30, 1997, to be calculated as provided in clause (g) of this Section 6.2.4):

          Fiscal Quarter Ending:                       Ratio
          ----------------------                       -----
         September, 1996                              11.5:1.0
         December, 1996                                8.0:1.0
         March, 1997                                   6.0:1.0
         June, 1997                                    5.0:1.0
         September, 1997                               4.0:1.0
         December, 1997                                4.0:1.0
         March, 1998                                   3.5:1.0
         June, 1998                                    3.5:1.0
         September, 1998                               3.0:1.0
         December, 1998                                3.0:1.0
         March, 1999 and for each Fiscal               2.5:1.0
          Quarter thereafter

                 (c) Interest Coverage Ratio. the Borrower will not permit its Interest Coverage Ratio with respect to the twelve-month period ending on the last day of any Fiscal Quarter to be less than the ratio set forth below opposite such Fiscal Quarter (for each Fiscal Quarter ending prior to June 30, 1997, such ratio to be calculated as provided in clause (g) of this Section 6.2.4):

          Fiscal Quarter Ending:                        Ratio
          ----------------------                        -----
         June, 1996                                    2.40:1.0
         September, 1996                               2.40:1.0
         December, 1996                                2.40:1.0
         March, 1997                                   2.75:1.0
         June, 1997                                    3.00:1.0
         September, 1997                               3.00:1.0
         December, 1997                                3.25:1.0
         March, 1998                                   3.25:1.0
         June, 1998 and for each Fiscal                3.50:1.0
          Quarter thereafter

                 (d) Net Worth. The Borrower will not permit its net worth determined in accordance with GAAP as of the last day of any Fiscal Quarter to be less than the amount set forth opposite such Fiscal Quarter:

          Fiscal Quarter Ending:                           Amount
          ----------------------                           ------
         June, 1996                                    $10,500,000
         September, 1996                                10,750,000
         December, 1996                                 11,000,000
         March, 1997                                    11,250,000
         June, 1997                                     11,500,000
         September, 1997                                11,750,000
         December, 1997                                 12,000,000
         March, 1998                                    12,500,000
         June, 1998                                     13,000,000
         September, 1998                                13,500,000
         December, 1998                                 14,000,000
         March, 1999                                    14,500,000
         June, 1999 and for each Fiscal                 15,000,000
          Quarter thereafter


                 (e) EBITDA. The Borrower will not permit EBITDA for the twelve-month period ending on the last day of any Fiscal Quarter to be less than the amount set forth opposite such Fiscal Quarter (for each Fiscal Quarter ending prior June 30, 1997, such amount to be calculated as provided in clause
(g) of this Section 6.2.4):

          Fiscal Quarter Ending:                        Amount
          ----------------------                        ------
         June, 1996                                   $  290,000
         September, 1996                               1,320,000
         December, 1996                                1,820,000
         March, 1997                                   3,720,000
         June, 1997                                    5,330,000
         September, 1997                               5,550,000
         December, 1997                                5,675,000
         March, 1998                                   5,775,000
         June, 1998                                    5,975,000
         September, 1998                               6,025,000
         December, 1998                                6,100,000
         March, 1999                                   6,200,000
         June, 1999                                    6,300,000
         September, 1999                               6,400,000
         December, 1999                                6,500,000
         March, 2000                                   6,600,000
         June, 2000                                    6,700,000
         September, 2000                               6,800,000
         December, 2000                                6,900,000


         March, 2001                                   7,000,000
         June, 2001                                    7,100,000


                 (f) Current Ratio. The Borrower will not permit the Current Ratio of the Borrower and its Subsidiaries on the last day of any Fiscal Quarter to be less than 1.5:1.0.

                 (g) Calculations for Stub Periods. Notwithstanding anything contained herein to the contrary, for any period ending prior to June 30, 1997, calculation of all items relating to income or expense (including, without limitation, EBITDA, Interest Expense, repayments of the Term Loan pursuant to clause (c) of Section 3.3.l and increases or decreases in working capital) shall be made for the period commencing on the Closing Date and ending on the date of determination.

                 SECTION 6.2.5. Capital Expenditures. The Borrower will not, and will not permit any Subsidiary to make or commit to make Consolidated Capital Expenditures, except that, during any Fiscal Year, the Borrower and its Subsidiaries may make Consolidated Capital Expenditures (including the amount of Capitalized Lease Liabilities incurred during such Fiscal Year that in accordance with GAAP is attributable to principal) which in the aggregate do not exceed the amount set forth below opposite such Fiscal Year (in the case of the 1996 Fiscal Year, for the period commencing on the Closing Date and ending on December 31, 1996):


                  Fiscal Year:                           Amount
                  ------------                           ------
                   1996                                 $ 75,000
                   1997                                 $225,000
                   1998                                 $225,000
                   1999                                 $225,000
                   2000                                 $225,000
                   2001                                 $225,000

provided further, however, that expenditures from insurance proceeds received upon the occurrence of a Loss which are made to replace or repair damaged or destroyed assets will not be included in the foregoing calculation. Notwithstanding the foregoing provisions of Section 6.2.5, the Borrower may make Consolidated Capital Expenditures for the period between January 1, 1996 and December 31, 1996 in connection with the relocation of the offices of Irene Cohen not exceeding $400,000.

                 SECTION 6.2.6. Lease Obligations. The Borrower will not, and will not permit any Subsidiary to, create or suffer to exist any obligation for the payment of rent for any property under any operating lease or agreement to lease having a term of one year or more, except for (a) leases in existence on the Closing Date and described in Item 18 (Leases) of the Disclosure Schedule, and (b) any lease of real property entered into by the Borrower or any Subsidiary after the Closing Date in the ordinary course of business; provided, however, that no such lease shall subject the Borrower or any Subsidiary to Environmental Liabilities and Costs and that the aggregate amount of payments due from the Borrower and its Subsidiaries for all leases referred to in this Section 6.2.6 less any amounts received by the Borrower and its Subsidiaries in connection with any sublease of the property subject to any lease referred to in this
Section 6.2.6 during any Fiscal Year set forth below is less than the amount set forth below opposite such Fiscal Year (in the case of the 1996 Fiscal Year, for the period commencing on the Closing Date and ending on December 31, 1996):

                  Fiscal Year:                     Amount
                  ------------                     ------
                    1996                         $1,100,000
                    1997                          2,100,000
                    1998                          2,100,000
                    1999                          2,300,000
                    2000                          2,400,000
                    2001                          2,500,000

                 SECTION 6.2.7. Investments. The Borrower will not, and will not permit any Subsidiary to, make, incur, assume or suffer to exist any Investment in any other Person except:

                 (a)      Cash Equivalent Investments;

                 (b) deposits for utilities, security deposits under leases and similar prepaid expenses;

                 (c) accounts receivable arising in the ordinary course of business;

                 (d) Investments existing on the Closing Date and disclosed in Item 19 ("Existing Investments") of the Disclosure Schedule.

                 (e) Investments made by the Borrower in its Subsidiaries after the Closing Date to the extent such Investments are evidenced by demand promissory notes in principal amounts equal to the amount of such Investments, payable to the Borrower and pledged by the Borrower in favor of the Agent pursuant to the Borrower Pledge Agreement;

                 (f) Investments made by the Borrower in its Subsidiaries after the Closing Date to the extent permitted under subsection (b) of Section 6.2.10;

                 (g) Investments (including debt obligations) received in connection with a bankruptcy or Plan Reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business, provided that if such Investments are evidenced by promissory notes or other instruments, and such instruments are pledged to the Agent, for its benefit and the benefit of the Lenders;

                 (h)      Investments arising under Interest Rate Contracts; and

                 (i) Investments consisting of deposit accounts of the Borrower and its Subsidiaries maintained in the ordinary course of business.

                 SECTION 6.2.8. Restricted Payments, etc. The Borrower will not declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of Stock (now or hereafter outstanding) of the Borrower or on any warrants, options or other rights in respect of any class of Stock (now or hereafter outstanding) of the Borrower or apply, or permit any Subsidiary to apply, any of its funds, property or assets to the purchase, redemption, sinking fund or other retirement of any shares of any class of Stock (now or hereafter outstanding), of the Borrower or any Subsidiary, or make any deposit for any of the foregoing; provided, however, that the Borrower shall be permitted to declare and pay the following dividends: (a) ordinary dividends on the Borrower's Series A Preferred Stock in an amount not to exceed $56,000 in any single Fiscal Year or during any consecutive 12 month period and (b) stock dividends on the Borrower's Series C and Series D Preferred Stock; provided, however, that the Borrower shall be permitted to use the Net Securities Proceeds in excess of $3,000,000 received by the Borrower from the issuance of its Series D Preferred Stock, up to a maximum amount of $1,000,000, to repurchase outstanding common stock of the Borrower.

                 SECTION 6.2.9.    Take or Pay Contracts; Sale/Leasebacks.

                 (a) The Borrower will not, and will not permit any Subsidiary to, enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement by its express terms requires that payment be made by the Borrower or such Subsidiary regardless of whether or not such materials, supplies, other properties or services are delivered or furnished to it.

                 (b) The Borrower will not enter into, or permit any Subsidiary to enter into, any arrangement with any Person providing for the leasing by the Borrower or one or more Subsidiaries of any property or assets, which property or assets has been or is to be sold or transferred by the Borrower or such Subsidiary to such Person except as permitted by Section 6.2.2(g).

                 SECTION 6.2.10.   Consolidation, Merger, Subsidiaries, etc.

                 (a) The Borrower will not, and will not permit any Subsidiary to, liquidate or dissolve, consolidate with, or merge into or with, any Person, or purchase or otherwise acquire all or substantially all of the assets or stock of any Person (or of any operating division or unit thereof), except that any such Subsidiary may liquidate or dissolve voluntarily into, and may merge with and into, the Borrower or any other wholly-owned Subsidiary (so long as the Borrower or such wholly-owned Subsidiary is the surviving corporation).

                 (b) The Borrower will not, and will not permit any Subsidiary to, create any Subsidiary or transfer any assets to any Subsidiary.

                 SECTION 6.2.11. Asset Dispositions, etc. The Borrower will not, and will not permit any Subsidiary to, sell, transfer, lease or otherwise dispose of, or grant options, warrants or other rights with respect to, any of its assets (including accounts receivable and capital stock of Subsidiaries) to any Person in excess of $20,000 in the aggregate during any Fiscal Year, unless
(a) such disposition is made in the ordinary course of business and consists of inventories; or (b) such disposition constitutes a disposition of obsolete or retired assets no longer used in the business of the Borrower and its Subsidiaries.

                 SECTION 6.2.12. Modification of Organic Documents, etc. The Borrower will not consent to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to, the charter or the by-laws of the Borrower.

                 SECTION 6.2.13. Transactions with Affiliates. The Borrower will not, and will not permit any Subsidiary to, enter into, or cause, suffer or permit to exist:

                 (a) any arrangement or contract with any of its Affiliates (other than its Subsidiaries) of a nature customarily entered into by Persons which are Affiliates of each other (including management or similar contracts or arrangements relating to the allocation of revenues, expenses or otherwise) requiring any payments to be made by the Borrower or any Subsidiaries to any such Affiliate, other than the transactions provided for in the Loan Documents; and

                 (b) any other transaction, arrangement or contract with any of its Affiliates which is on terms which are less favorable than are obtainable from any Person which is not one of its Affiliates.

                 SECTION 6.2.14. Inconsistent Agreements . The Borrower will not, and will not permit any Subsidiary to, enter into any material agreement containing any provision which would be violated or breached in any material respect by any Loan or by the performance by the Borrower or any Subsidiary of its obligations hereunder or under any Loan Document.

                 SECTION 6.2.15. Change in Accounting Method. The Borrower will not, and will not permit any Subsidiary to, make any change in accounting treatment and reporting practices except as required by GAAP.

                 SECTION 6.2.16. Change in Fiscal Year End. The Borrower will not change its Fiscal Year end without the Required Lenders' prior written consent, which consent will not be unreasonably withheld but will not be given with respect to more than one such change during the term of this Agreement.

                 SECTION 6.2.17. Compliance with ERISA. The Borrower will not, and will not permit any Subsidiary to take, or fail to take, any action with respect to a Plan, including establishing, amending, or terminating or withdrawing from any Plan, without first obtaining the Agent's written Approval, where such action or failure to act could result in any liabilities under the IRC, ERISA, or any other applicable law which individually or in the aggregate could result in a Material Adverse Change.

                 SECTION 6.2.18. Limitation on Restrictions on Subsidiary Dividends. The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any such Subsidiary to (a) pay dividends or make other distributions on its Stock or other interests or participations in profits owned by the Borrower or any Subsidiary of the Borrower or pay any Indebtedness owed to the Borrower or any Subsidiary of the Borrower, (b) make loans or advances to the Borrower or any Subsidiary of the Borrower or (c) transfer any of its property or assets to the Borrower or any Subsidiary of the Borrower, except for such encumbrances and restrictions existing under or by reason of this Agreement and the other Loan Documents.

                 SECTION 6.2.19. Whitney Group. The Borrower will not, and will not permit any of its Subsidiaries to, make any Investment in the Whitney Group, except for the acquisition of the remaining Stock of the Whitney Group pursuant to Section 6.1.16 hereof.


                                   ARTICLE 7.

                               EVENTS OF DEFAULT

                 SECTION 7.1. Events of Default. The term "Event of Default" shall mean any of the events set forth in this Section 7.1.

                 SECTION 7.1.1. Non-Payment of Obligations. The Borrower shall default:

                 (a) in the payment or prepayment when due of any principal of any Loan;

                 (b) in the payment when due of the interest payable in respect of any Loan, the commitment fee provided for in Section 2.4 hereof or any other Obligations and such default shall continue unremedied for a period of five (5) days.

                 SECTION 7.1.2. Non-Performance of Certain Covenants. The Borrower shall default in the due performance and observance of any of its obligations under Section 6.1 and such default shall continue unremedied for a period of ten (10) days after notice thereof shall have been given to the Borrower by the Agent (or if such default is not reasonably susceptible to cure within 10 days and so long as the Borrower promptly commences and diligently pursues such cure, such longer period as is reasonably needed to effect such cure, but in no event longer than 30 days from the date notice is given), or shall default in the due performance or observation of any of its obligations under Section 6.2.

                 SECTION 7.1.3. Defaults Under Other Loan Documents; Non-Performance of Other Obligations. Any "Event of Default" shall occur under the other Loan Documents; or the Borrower or any Subsidiary shall default in the due performance and observance of any other obligation, covenant or agreement contained herein or in any other Loan Document and such default shall continue unremedied for a period of ten (10) days after notice thereof shall have been given to the Borrower by the Agent (or if such default is not reasonably susceptible to cure within 10 days and so long as the Borrower promptly commences and diligently pursues such cure, such longer period as is reasonably needed to effect such cure, but in no event longer than 30 days from the date notice is given).

                 SECTION 7.1.4. Bankruptcy, Insolvency, etc. The Borrower or any Subsidiary shall:

                 (a) become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due;

                 (b) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any Subsidiary or any property of any thereof, or make a general assignment for the benefit of creditors;

                 (c) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any Subsidiary or for a substantial part of the property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within sixty (60) days;

                 (d) permit or suffer to exist the commencement of any bankruptcy, Plan Reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Borrower or any Subsidiary, and, if such case or proceeding is not commenced by the Borrower or such Subsidiary, such case or proceeding shall be consented to or acquiesced in by Borrower or such Subsidiary or shall result in the entry of an order for relief or shall remain for sixty (60) days undismissed; or

                 (e) take any corporate action authorizing, or in furtherance of, any of the foregoing.

                 SECTION 7.1.5. Breach of Warranty. Any representation or warranty of the Borrower or any Loan Party hereunder or in any other Loan Document or in any other writing furnished by or on behalf of the Borrower to the Agent or any Lender for the purposes of or in connection with this Agreement or any such Loan Document is or shall be incorrect when made in any material respect.

                 SECTION 7.1.6. Default on Other Indebtedness, etc. (a) Any Indebtedness of the Borrower or any Subsidiary in an aggregate principal amount exceeding $100,000 (i) shall be duly declared to be or shall become due and payable prior to the stated maturity thereof, or (ii) shall not be paid as and when the same becomes due and payable including any applicable grace period; or (b) there shall occur and be continuing any event under any Instrument relating to any Indebtedness of the Borrower or any Subsidiary in an aggregate principal amount exceeding $100,000, the effect of which is to cause such Indebtedness to become due prior to its stated maturity or to permit the holder or holders of such Indebtedness, or a trustee, agent or other representative on behalf of such holder or holders, to cause such Indebtedness to become due prior to its stated maturity or to require (or permit the holder or holders to require) the Borrower or any Subsidiary to redeem, repurchase or otherwise acquire or retire such Indebtedness for value.

                 SECTION 7.1.7. Failure of Valid, Perfected Security Interest. The security interest or Lien in the Collateral and all proceeds thereof, securing the Obligations shall cease to be valid or perfected at any time after the Closing Date (other than as a result of (i) the Agent's failure to make any required filing to the extent the necessity of such filing was disclosed to the Agent in an opinion of counsel to the Borrower or in the Perfection Certificate delivered by the Loan Parties or (ii) the release of possession of any Instrument delivered to the Agent or its agent or representative pursuant to any of the Security Documents).

                 SECTION 7.1.8. Employee Plans. Any of the following events shall occur with respect to any Plan: (i) any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan, (ii) any "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA) not disclosed in
Item 8 ("Benefit Plans") of the Disclosure Schedule, whether or not waived, shall exist with respect to any Single Employer Plan, (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is, in the reasonable opinion of the Required Lenders, likely to result in the termination of such Plan for purposes of Title IV of ERISA, (iv) a notice of intent to terminate any Single Employer Plan for purposes of Title IV of ERISA is issued by the plan administrator thereof without the prior written consent of the Required Lenders, or the PBGC shall commence proceedings to terminate any Single Employer Plan, (v) the Borrower or any Commonly Controlled Entity or Subsidiary shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the ERISA Insolvency, Plan Reorganization or termination of, a Multiemployer Plan, (vi) the Borrower or any Commonly Controlled Entity or Subsidiary shall fail to make any quarterly installment payment to a Pension Plan required under Section 302(e) of ERISA or Section 412(m) of the Code, (vii) the Borrower or any Commonly Controlled Entity or Subsidiary shall fail to make any contribution to a Multiemployer Plan which is required under ERISA, the Code or applicable collective bargaining agreements, or (viii) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (viii) above, such event or condition, together with all other such events or conditions, if any, could subject the Borrower or any Subsidiary (directly or indirectly) to any tax, penalty or other liabilities under Title I or Title IV of ERISA, Section 404 or 419 and Chapter 43 of the IRC or any other applicable law which in the aggregate could result in a Material Adverse Change.

                 SECTION 7.1.9. Judgments. A final judgment which, with other such outstanding final judgments against the Borrower or any of its Subsidiaries (in each case to the extent not covered by insurance), exceeds an aggregate of $250,000, shall be entered against the Borrower or any of its Subsidiaries and, within 30 days after entry thereof, such judgment shall not have been discharged or execution thereof stayed pending appeal, or, within 30 days after the expiration of any such stay, such judgment shall not have been discharged or stayed.

                 SECTION 7.1.10. Cessation of Business; Dissolution. The entry of any order of a court enjoining, restraining or otherwise preventing the Borrower or any Subsidiary from conducting all or any material part of its business affairs; or the cessation of business or dissolution of the Borrower.

                 SECTION 7.2. Action if Bankruptcy. If any Event of Default described in subsection (d) of Section 7.1.4 shall occur, the outstanding principal amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable and all Commitments shall automatically be terminated, in either case without notice, demand or presentment.

                 SECTION 7.3. Action if Other Event of Default. If any Event of Default (other than any Event of Default described in Section 7.1.4) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Agent may, and upon the direction of the Required Lenders, shall upon notice or demand, declare all or any portion of the outstanding principal amount of the Loans to be due and payable and any or all other Obligations to be due and payable and all Commitments to be terminated, whereupon the full unpaid amount of such Loans and any and all other Obligations which shall be so declared due and payable shall be and become immediately due and payable and any and all Commitments which shall be so declared terminated shall be and become immediately terminated, in each case without further notice, demand, or presentment, and to the extent any obligations are paid by the Borrower, they shall constitute a prepayment under this Agreement.


                                   ARTICLE 8.

                                   THE AGENT

                 SECTION 8.1. Actions. Each Lender and the holder of each Note authorize the Agent to act on behalf of such Lender or holder under this Agreement and any other Loan Document and, in the absence of other written instructions from the Required Lenders received from time to time by the Agent (with respect to which the Agent agrees that it will, subject to the last two sentences of this Section 8.1, comply, except as otherwise advised by counsel), to exercise such powers hereunder and thereunder as are specifically delegated to or required of the Agent by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto. Each Lender agrees (which agreement shall survive any termination of this Agreement) to indemnify the

Agent, pro rata according to such Lender's Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement, the Notes, or any other Loan Document, including the reimbursement of the Agent for all out-of-pocket expenses (including attorneys' fees) incurred by the Agent hereunder or in connection herewith or in enforcing the Obligations of the Borrower under this Agreement or any other Loan Document, in all cases as to which the Agent is not reimbursed by the Borrower; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements determined by a court of competent jurisdiction in a final proceeding to have resulted solely from the Agent's gross negligence or wilful misconduct. The Agent shall not be required to take any action hereunder or under any other Loan Document, or to prosecute or defend any suit in respect of this Agreement or any other Loan Document, unless it is indemnified to its satisfaction by the Lenders against loss, costs, liability and expense. If any indemnity in favor of the Agent shall become impaired, it may call for additional indemnity and cease to do the acts indemnified against until such additional indemnity is given.

                 SECTION 8.2. Funding Reliance, etc. Unless the Agent shall have been notified by telephone, confirmed in writing, by any Lender by 5:00 p.m., New York City time, on the day prior to a Borrowing that such Lender will not make available the amount which would constitute its Percentage of such Borrowing on the date specified therefor, the Agent may assume that such Lender has made such amount available to the Agent and, in reliance upon such assumption, make available to the Borrower a corresponding amount; provided, however, that the Agent shall have no obligation to do so. If such amount is made available by such Lender to the Agent on a date after the date of such Borrowing, such Lender shall pay to the Agent on demand interest on such amount at the Federal Funds Rate for the number of days from and including the date of such Borrowing to the date on which such amount becomes immediately available to the Agent, together with such other compensatory amounts as may be required to be paid by such Lender to the Agent pursuant to the Rules for Interbank Compensation of the Council on International Banking or the Clearinghouse Compensation Committee, as the case may be, as in effect from time to time. A statement of the Agent submitted to any Lender with respect to any amounts owing under this Section 8.2 shall be conclusive, in the absence of manifest error. If such amount is not in fact made available to the Agent by such Lender within three Business Days after the date of such Borrowing, the Agent shall be entitled to recover such amount, with interest thereon at the rate per annum then applicable to the Loans comprising such Borrowing, within five Business Days after demand, from the Borrower. Nothing herein shall be construed to release any Lender from its obligation to make Loans subject to the terms and conditions set forth in this Agreement.

                 SECTION 8.3. Exculpation. Neither the Agent nor any of its directors, officers, employees or agents shall be liable to any Lender for any action taken or omitted to be taken by it under this Agreement, the Notes, or any Loan Document, or in connection herewith or therewith, except for its own wilful misconduct or gross negligence. The Agent shall not be responsible to any Lender for any recitals, statements, representations or warranties herein or in any certificate or other document delivered in connection herewith or for the authorization, execution, effectiveness, genuineness, validity, enforceability, perfection, collectibility, or sufficiency of any of the Loan Documents, the financial condition of the Borrower or any Subsidiary or the condition or value of any of the Collateral, or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of any of the Loan Documents, the financial condition of the Borrower or any Subsidiary or the existence or possible existence of any Default. The Agent shall be entitled to rely upon advice of counsel concerning legal matters and upon any notice, consent, certificate, statement or writing which it believes to be genuine and to have been presented by a proper Person.

                 SECTION 8.4. Successor. The Agent may resign as such at any time upon at least thirty (30) days' prior notice to the Borrower and all Lenders, such resignation not to be effective until a successor Agent is in place. If the Agent at any time shall resign, the Required Lenders may appoint another Lender as a successor Agent which shall thereupon become the Agent hereunder. If no successor Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Agent's giving notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be one of the Lenders or another financial institution which shall (i) be reasonably acceptable to the Borrower, (ii) be organized under the laws of the United States and (iii) have a combined capital and surplus of at least $500,000,000. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall be entitled to receive from the retiring Agent such documents of transfer and assignment as such successor Agent may reasonably request, and shall thereupon succeed to and become vested with all rights, powers, privileges, and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents.

                 SECTION 8.5. Loans by the Agent. The Agent shall have the same rights and powers with respect to (a) the Loans made by it or any of its Affiliates and (b) the Notes held by it or any of its Affiliates, as any Lender and may exercise the same as if it were not the Agent.

                 SECTION 8.6. Credit Decisions. Each Lender acknowledges that it has, independently of the Agent and each other Lender, and based on such financial information and such other documents, information and investigations as it has deemed appropriate, made its own credit decision to extend its Commitments, to make the Loans. Each Lender also acknowledges that it will, independently of the Agent and each other Lender, and based on such other documents, information and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement or any other Loan Document.

                 SECTION 8.7. Copies, etc. The Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to the Agent by the Borrower pursuant to the terms of this Agreement. The Agent will distribute to each Lender each Instrument received for its account and copies of all other communications received by the Agent from the Borrower for distribution to the Lenders by the Agent in accordance with the terms of this Agreement. Notwithstanding anything herein contained to the contrary, all notices to and communications with the Borrower under this Agreement and the other Loan Documents shall be effected by the Lenders through the Agent.

                                   ARTICLE 9.

                                 MISCELLANEOUS

                 SECTION 9.1. Waivers, Amendments, etc. (a) The provisions of this Agreement and of each Loan Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and, (x) in the case of an amendment or modification, is consented to by the Borrower and the Required Lenders and (y) in the case of a waiver of any obligation of the Borrower or compliance with any prohibition contained in this Agreement or any other Loan Document, is consented to by the Required Lenders; provided, however, that no such amendment, modification or waiver:

                 (i) which would modify any requirement hereunder that any particular action be taken by all the Lenders or by the Required Lenders shall be effective unless consented to by each Lender;

                 (ii) which would modify this Section 9.1, change the definition of "Required Lenders," increase the Revolving Loan Commitment Amount or change any Percentage for any Lender, reduce any fees payable to the Lenders described in Article 2 and Article 3, extend the Revolving Loan Commitment Termination Date or subject any Lender to any additional obligations shall be made without the consent of each Lender;

                 (iii) which would extend the due date for, or reduce the amount of, any payment or prepayment of principal of or interest on any Loan (or reduce the principal amount of or rate of interest on any Loan) shall be made without the consent of the holder of the Note evidencing such Loan; or

                 (iv) which would affect adversely the interests, rights, compensation or obligations of the Agent qua the Agent shall be made without consent of the Agent.

                 (b) No failure or delay on the part of the Agent, any Lender or the holder of any Note in exercising any power or right under this Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Borrower in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Agent, any Lender, or the holder of any Note under this Agreement or any other Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or Regulatory Approval thereafter to be granted hereunder.

                 (c) Neither any Lender nor the Agent shall be under any obligation to marshal any assets in favor of the Borrower or any other party or against or in payment of any or all of the Obligations. Recourse for security shall not be required at any time. To the extent that the Borrower makes a payment or payments to the Agent or the Lenders, or the Agent or the Lenders enforce their security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently for any reason invalidated, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                 SECTION 9.2. Notices. All notices hereunder shall be in writing or by telecopy and shall be sufficiently given to the Agent, the Lenders or the Borrower if addressed or delivered to them at the following addresses:



If to the Agent:                  ING Capital
                                  135 East 57th Street
                                  New York, New York  10022
                                  Attention:  Chief Credit Officer
                                  Telecopier No.:  (212) 750-8935

 with copies to:                  ING Capital
                                  Atlanta Office
                                  200 Galleria Parkway, N.W.
                                  Suite 950
                                  Atlanta, Georgia  30339
                                  Attention: John N. Lanier
                                  Telecopier No.:  (770) 951-1005

and a copy to:                    King & Spalding
                                  191 Peachtree Street
                                  Atlanta, Georgia  30303-1763
                                  Attention: Walter W. Driver, Jr., Esq.
                                  Telecopier No.:  (404) 572-5100


If to any other Lender:           At its address set forth beneath its name on
                                  the signature pages hereof

If to the Borrower                AFGL International, Inc.
                                  850 Third Avenue
                                  New York, New York 10022
                                  Attention: Mr. Barry S. Roseman
                                  Telecopier No.: (212) 508-3540

with a copy to:                   Christy & Viener
                                  620 Fifth Avenue
                                  New York, New York 10020
                                  Attention: Richard B. Salomon, Esq.
                                  Telecopier No.: (212) 632-5555

or at such other address as any party may designate to any other party by written notice. All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when received, if deposited in the mail, postage prepaid; when transmission is verified, if telecopied; and on the next Business Day, if timely delivered to an air courier guaranteeing overnight delivery.

                 SECTION 9.3. Costs and Expenses. The Borrower agrees to pay all reasonable out-of-pocket expenses of the Agent (including reasonable fees and expenses of counsel to the Agent, or of any consultants or other experts retained by the Agent) in connection with (i) the negotiation, preparation, execution, and delivery of this Agreement and each other Loan Document, including schedules and exhibits, and any amendments, waivers, consents, supplements, terminations, releases or other modifications to this Agreement or any other Loan Document as may from time to time hereafter be required whether or not the transactions contemplated hereby are consummated, and (ii) the consideration of legal questions relevant to this Agreement of any other Loan Document. The Borrower also agrees to pay and hold the Agent and the Lenders harmless from any stamp, documentary, intangibles, transfer or similar taxes or charges, and all recording or filing fees with respect to the Loan Documents or any payments to be made thereunder and all title insurance premiums, surveyors costs and valuation fees, and to reimburse the Agent and each Lender upon demand for all reasonable out-of-pocket expenses (including reasonable attorneys' fees and expenses) incurred by the Agent or such Lender in enforcing the Obligations of the Borrower or any Subsidiary under this Agreement or any other Loan Document or related Document or in connection with any restructuring or "work-out" of any Obligations.

                 SECTION 9.4. Indemnification. In consideration of the execution and delivery of this Agreement by the Agent and each Lender, the making of the Term Loan and the extension of the Revolving Loan Commitment, the Borrower hereby indemnifies, exonerates and holds the Agent and each Lender, each of their respective successors and assigns, each of the respective officers, directors, employees, attorneys and agents of the Agent and each Lender and each of their respective successors and assigns (collectively, the " Lender Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities (including, but not limited to, Environmental Liabilities and Costs), damages and expenses (irrespective of whether such Lender Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Lender Parties or any of them or asserted or awarded against the Lender Parties or any of them as a result of, or arising out of, or relating to:

                 (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Loan, including, without limitation, the Acquisition;

                 (b) the use of any of the proceeds of the Loans by the Borrower for any other purpose;

                 (c) the making of any claim by any investment banking firm, broker or third party that it is entitled to compensation from the Agent or any Lender in connection with this Agreement (other than investment banking firms and brokers retained by the Agent or any Lender);

                 (d) the entering into and performance of this Agreement and any other Loan Document by any of the Lender Parties (other than the breach by such Lender Party of this Agreement or the failure to comply with any applicable law);

                 (e) any of the Loan Documents or any proposed acquisition by the Borrower of all or any portion of the stock or assets of any Person, whether or not the Agent or such Lender is party thereto;

                 (f) the existence of any contaminant, in, under, on or otherwise affecting any property owned, used, operated, or leased by Borrower or any Subsidiary in the past, present, or future or any surrounding areas affected by such property, regardless of whether the existence of the contaminant is related to the past, present, or future operations of the Borrower and its Subsidiaries, or their predecessors in interest or any other Person; any Environmental Liabilities and Costs related to any property owned, used, operated, or leased by Borrower or any Subsidiary in the past, present, or future; any Environmental Liabilities and Costs related to the past, present, or future operations of the Borrower or any Subsidiaries; any alleged violations of any Environmental Law related to any property owned, used, operated, or leased by Borrower or any Subsidiary in the past, present, or future; any alleged violations of any Environmental Law related to the past, present, or future operations of the Borrower or any Subsidiaries; the performance of any remedial action that is related to any property owned, used, operated, or leased by Borrower or any Subsidiaries in the past, present, or future; the performance of any remedial action that is related to the past, present, or future operations of the Borrower or any Subsidiaries; and the imposition of any Lien on any property affected by this Agreement or any of the other Loan Documents arising from any Environmental Liabilities or Costs;

                 (g) the breach in any material respect by Borrower of any representation or warranty set forth in this Agreement or any Loan Document;

                 (h) the failure of Borrower to comply in any material respect with any term, condition, or covenant set forth in this Agreement or any Loan Document; or

                 (i) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not the Agent or any Lender (or any of their respective officers, directors, employees or agents) is a party thereto;

 except for any such Indemnified Liabilities arising for the account of a particular Lender Party by reason of the relevant Lender Party's material breach of any of its obligations under this Agreement or any other Loan Document or by reason of the relevant Loans Party's bad faith, gross negligence or wilful misconduct, in each such case as determined by a final and nonappealable decision of a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The foregoing indemnity shall become effective immediately upon the execution and delivery hereof and shall remain operative and in full force and effect notwithstanding the consummation of the transactions contemplated hereunder, the repayment of any of the Loans made hereunder, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of any Lender or the Agent.

                 SECTION 9.5. Survival. The obligations of the Borrower under Sections 2.4, 3.5, 9.3 and 9.4, and the obligations of the Lenders under Section 8.1, shall in each case survive any termination of this Agreement. The representations and warranties made by the Borrower in this Agreement, the Notes and in each other Loan Document shall survive the execution and delivery of this Agreement, the Notes and each such other Loan Document.

                 SECTION 9.6. Severability. Any provision of this Agreement, the Notes or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, the Notes or such other Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

                 SECTION 9.7. Headings. The various headings of this Agreement, the Notes and of each other Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement, the Notes or such other Loan Document or any provisions hereof or thereof.

                 SECTION 9.8. Counterparts, Effectiveness, etc. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Borrower and each Lender (or notice thereof satisfactory to the Agent) shall have been received by the Agent and notice thereof shall have been given by the Agent to the Borrower and each Lender.

                 SECTION 9.9. Governing Law; Entire Agreement. (a) THIS AGREEMENT AND THE NOTES SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK. This Agreement, the Notes and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto including the Commitment Letter.

                 (b) EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY NEW YORK STATE OR FEDERAL COURT SITTING IN NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR RELATED DOCUMENT, AND EACH HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE OR FEDERAL COURT. THE BORROWER AGREES THAT SUCH JURISDICTION SHALL BE EXCLUSIVE WITH RESPECT TO ANY SUCH ACTION OR PROCEEDING BROUGHT BY IT AGAINST THE AGENT OR ANY LENDER. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, THE DEFENSE OF ANY INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING.

                 (c) The Borrower hereby irrevocably designates, appoints and empowers CT Corporation System, whose present address is 1633 Broadway, New York, New York 10019, as its authorized agent to receive, for and on its behalf and its property, service of process in the State of New York when and as such legal actions or proceedings may be brought in the courts of the State of New York or of the United States of America sitting in New York, and such service of process shall be deemed complete upon the date of delivery thereof to such agent whether or not such agent gives notice thereof to the Borrower, or upon the earliest of any other date permitted by applicable law. The Borrower shall furnish the consent of CT Corporation System so to act to the Agent on or prior to the Closing Date. It is understood that a copy of said process served on such agent will as soon as practicable be forwarded to the Borrower, at its address set forth below, but its failure to receive such copy shall not affect in any way the service of said process on said agent as the agent of the Borrower. The Borrower irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of the copies thereof by certified mail, return receipt requested, postage prepaid, to it at its address set forth herein, such service to become effective upon the earlier of (i) the date 10 calendar days after such mailing or (ii) any earlier date permitted by applicable law. The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in the State of New York on behalf of itself and its properties and in the event that, for any reason, the agent named above or its successor shall no longer serve as its agent to receive service of process in the State of New York on its behalf, it shall promptly appoint a successor so to serve and shall advise the Agent and the Lenders thereof (and shall furnish to the Agent the consent of any successor agent so to act). Nothing in this Section 9.9 shall affect the right of the Agent or any Lender to bring proceedings against the Borrower in the courts of any other jurisdiction or to serve process in any other manner permitted by applicable law.

                 SECTION 9.10. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that the Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of all Lenders; and the rights of sale, assignment and transfer of the Lenders are subject to Section 9.11.

                 SECTION 9.11.     Sale and Transfers, Participations, etc.

                 (a) Any Lender may at any time sell to one or more Participants participating interests in any Loan owing to such Lender, any Note held by such Lender, the Term Loan Commitment or the Revolving Loan Commitment of such Lender, or any other interest of such Lender under this Agreement. In the event of any such sale by a Lender of participating interests to a Participant, such Lender's obligations under this Agreement shall remain unchanged and such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Agreement and the other Loan Documents, and the Borrower and the Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents. The Borrower agrees that if amounts outstanding under this Agreement and the Notes are due or unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement and any Note to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement or any Note, provided that such right of setoff shall be subject to the approval of the Required Lenders and to the obligations of such Participant to share with the Lenders, and the Lenders agree to share with such Participant, as provided in
Section 3.8 as if the Participant were a Lender hereunder and the Borrower shall have been notified of the name, address and amount of such Participant's participating interest in the Loans and the Commitments. The Borrower also agrees that each Participant shall be entitled to the benefits of (i) Section
9.4 and (ii) Sections 2.4 and 3.7, with respect to its participation in the Commitments and the Loans outstanding from time to time; provided, that no Participant shall be entitled to receive any greater amount pursuant to the Sections referred to in clauses (i) and (ii) than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

                 (b) With the consent of the Agent and the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), any Lender may at any time sell to any Purchasing Lender all or any part in a minimum amount of $2,500,000, of its rights and obligations under this Agreement and the Notes pursuant to a Transfer Supplement, executed by such Purchasing Lender, such transferor Lender, the Agent and the Borrower. Upon
(i) such execution of such Transfer Supplement, and (ii) delivery of a fully executed copy thereof to the Borrower, such Purchasing Lender shall for all purpose be a Lender party to this Agreement and shall have all the rights and obligations of a Lender under this Agreement, to the same extent as if it were an original party hereto, with a Percentage of the Revolving Loan Commitment Amount and the Term Loan set forth in such Transfer Supplement, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Transfer Supplement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Purchasing Lender and the resulting adjustment of Percentages arising from the purchase by such Purchasing Lender of all or a portion of the rights and obligations of such transferor Lender under this Agreement and the Notes. Upon the consummation of any transfer to a Purchasing Lender pursuant to this paragraph (b), the transferor Lender, the Agent and the Borrower shall make appropriate arrangements so that, if required, replacement Notes are issued to such transferor Lender and new Notes to the Purchasing Lender in the amount equal to their respective Commitments and outstanding Loans, as appropriately adjusted pursuant to such Transfer Supplement.

                 (c) The Agent shall maintain at its address referred to herein a copy of each Transfer Supplement delivered to it and the Register for the recordation of the names and addresses of the Lenders and the Commitments of, and principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

                 (d) Upon its receipt of a Transfer Supplement executed by a transferor Lender, the Agent and a Purchasing Lender together with payment by such Purchasing Lender to the Agent, for the account of the Agent and not for the account of the Lenders, of a registration and processing fee of $2,500, and the Notes subject to such Transfer Supplement, the Agent shall (i) accept such Transfer Supplement, (ii) record the information therein in the Register and
(iii) give prompt notice of such acceptance and recordation to the Lenders and the Borrower.

                 (e) If, pursuant to this Section 9.11, any interest in this Agreement or any Note is transferred to any Participant or Purchasing Lender which is organized under the laws of any jurisdiction other than the United States or any State thereof, the transferor Lender shall cause such Participant or Purchasing Lender, concurrently with the effectiveness of such transfer, (i) to represent to the transferor Lender (for the benefit of the transferor Lender, the Agent and the Borrower) that under applicable law and treaties no taxes will be required to be withheld by the Agent, the Borrower or the transferor Lender with respect to any payments to be made to such Participant or Purchasing Lender in respect of the Loans or Commitments, (ii) to furnish to the transferor Lender, the Agent and the Borrower two properly executed original Internal Revenue Service Forms 4224 or 1001 (or any successor forms) and properly executed Internal Revenue Service Forms W-8 and W-9, as the case may be, (wherein such Participant or Purchasing Lender claims entitlement to complete exemption from the United States federal withholding tax on all interest payments hereunder and all fees payable under Section 2.4) and (iii) to agree (for the benefit of the transferor Lender, the Agent and the Borrower) to provide the transferor Lender, the Agent and the Borrower new Internal Revenue Service Forms 4224 or 1001 upon the expiration or obsolescence of any previously delivered form or after the occurrence of any event requiring a change in the most recent forms delivered by it to the Transferor Lender, the Agent and the Borrower, and comparable statements in accordance with applicable United States laws and regulations and amendments duly executed and completed by such Participant or Purchasing Lender, and to comply from time to time with all applicable United States laws and regulations with regard to such withholding tax exemption.

                 (f) Notwithstanding anything to the contrary set forth in this Section 9.11, (i) any Lender may sell to any of its Affiliates all or any part of its rights and obligations under this Agreement and the Notes (provided that no such Affiliate shall be entitled to receive any greater amount pursuant to Sections 2.4 or 3.7 than that which the transferor Lender would have been entitled to receive in respect of the amount so assigned by such transferor Lender to such Affiliate had no such transfer occurred) and, upon the occurrence and during the continuance of an Event of Default, any Lender may sell to any Purchasing Lender all or any part of its rights and obligations under this Agreement and the Notes, in either case notwithstanding that the Borrower has not or does not consent to such sale, provided such Lender has obtained the consent of the Agent and otherwise meets the requirements of this
Section 9.11 and (ii) any Lender may create a security interest in all or any portion of its rights under this Agreement (including the Loans owing to it and the notes held by it) in favor of the Federal Reserve Bank in accordance with Regulation A of the F.R.S. Board.

                 SECTION 9.12. Other Transactions. Nothing contained herein shall preclude the Agent or any other Lender from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

                 SECTION 9.13. Confidentiality. The Lenders and the Agent shall hold all non-public, proprietary or confidential information (which has been identified as such by the Borrower) obtained pursuant to the requirements of this Agreement in accordance with their customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices; however, the Lenders and the Agent may make disclosure of any such information to its examiners, Affiliates, outside auditors, counsel, consultants, appraisers and other professional advisors in connection with this Agreement or as required by any proposed syndicate member or any proposed transferee or participant in connection with the contemplated transfer of any Note or participation therein or as required or requested by any Governmental Authority or representative thereof or in connection with the enforcement hereof or of any Loan Document or related document or pursuant to legal process; provided, however, that any such proposed syndicate member or proposed transferee or participant shall have agreed in writing for the Borrower's benefit to be bound by the terms of this Section 9.13. In no event shall any Lender or the Agent be obligated or required to return any materials furnished to it by the Borrower.

                 SECTION 9.14.     Change in Accounting Principles.  If

                 (a) any changes in accounting principles from those used in the preparation of the financial statements referred to in clause (a)(i) of
Section 5.4 hereafter occur as a result of the promulgation of rules, regulations, pronouncements or opinions by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or successors thereto or agencies with similar functions) result in a change in the method of calculation of financial covenants, standards or terms found in this Agreement; or

                 (b) there is any change in the Borrower's Fiscal Year with the Required Lenders' prior written consent pursuant to Section 6.2.16 hereof;

the parties hereto agree to enter into negotiations in order to amend such financial covenants, standards or terms so as to equitably reflect such changes with the desired result that the evaluations of the Borrower's financial condition shall be the same after such changes as if such changes had not been made.

                 SECTION 9.15. Waiver of Jury Trial, Etc. THE AGENT, THE LENDERS AND THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, THE NOTES OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE AGENT, SUCH LENDERS, OR THE BORROWER. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE AGENT AND SUCH LENDERS ENTERING INTO THIS AGREEMENT.

                 SECTION 9.16. Limitation of Liability. Neither the Agent, the Lenders nor any Affiliate thereof shall have any liability with respect to, and THE BORROWER HEREBY WAIVES, RELEASES AND AGREES NOT TO SUE UPON, ANY CLAIM FOR ANY SPECIAL, INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES SUFFERED BY THE BORROWER IN CONNECTION WITH, ARISING OUT OF, OR IN ANY WAY RELATED TO THIS AGREEMENT, THE LOAN DOCUMENTS, THE TRANSACTIONS CONTEMPLATED HEREIN, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH.

                 SECTION 9.17. Usury Savings Clause. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, if at any time any rate of interest accruing on any Obligation, when aggregated with all amounts payable by the Borrower or any other Loan Party under any of the Loan Documents that are deemed or construed to be interest accrued or accruing on such Obligation under applicable law, exceeds the highest rate of interest permissible under any law which a court of competent jurisdiction shall, in a final determination, deem applicable to such Lender with respect to such Obligation (each a "Maximum Lawful Rate"), then in such event and so long as the Maximum Lawful Rate would be so exceeded, such rate of interest shall be reduced to the Maximum Lawful Rate; provided that if at any time thereafter such rate of interest accruing on Obligations held by such Lender is less than the Maximum Lawful Rate, the Borrower shall continue to pay interest to such Lender at the Maximum Lawful Rate until such time as the total interest received by such Lender in respect of the Obligations held by it is equal to the total interest which such Lender would have received had interest on all Obligations held by such Lender (but for the operation of this Section 9.17) accrued at the rate otherwise applicable under this Agreement and the other Loan Documents. Thereafter, interest payable to such Lender in respect of the Obligations held by it shall accrue at the applicable rate set forth in this Agreement or other Loan Documents unless and until such rate again exceeds the Maximum Lawful Rate, in which event this
Section 9.17 shall again apply. In no event, shall the total interest received by any Lender pursuant to the terms hereof exceed the amount which such Lender could lawfully have received had interest been calculated for the full term of this Agreement at the Maximum Lawful Rate. In the event that the Maximum Lawful Rate is calculated pursuant to this Section 9.17, (a) if required by applicable law, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which such calculation is made, and (b) if permitted by applicable law, the Borrower and such Lender shall (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effect thereof, and (iii) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the Loans so that interest for the entire term of the Loans shall not exceed the Maximum Lawful Rate. In the event that a court of competent jurisdiction, notwithstanding the provisions of this Section 9.17 shall make a final determination that any Lender has received interest in excess of the Maximum Lawful Rate, such Lender shall, to the extent permitted by applicable law, promptly apply such excess, first to any interest due and outstanding under this Agreement and the other Loan Documents, second to any principal due and payable under this Agreement and the Notes, third to the remaining principal amount of the Notes and fourth to other unpaid Obligations held by such Lender, and thereafter shall refund any excess to the Borrower or as a court of competent jurisdiction may otherwise order.

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.


                                           AFGL INTERNATIONAL, INC.



                                           By:_________________________________
                                              Name:
                                              Title:


                                           Attest:_____________________________
                                              Name:
                                              Title:






 Percentage

  100% - Revolving                         INTERNATIONALE NEDERLANDEN (U.S.)
  100% - Term                              CAPITAL CORPORATION, as Agent and as
                                           Lender



                                           By:_________________________________
                                                 Name:
                                                 Title:

                                   SCHEDULE 1

                              DISCLOSURE SCHEDULE

Item 1           (Transaction Costs)
Item 2           (Sources and Uses)
Item 3           (Litigation)
Item 4           (Indebtedness to be Refinanced)
Item 5           (Material Contracts)
Item 6           (Governmental Licenses)
Item 7           (Exceptions to GAAP)
Item 8           (Benefit Plans)
Item 9           (Labor Controversies)
Item 10          (Intellectual Property)
Item 11          (Insurance)
Item 12          (Existing Indebtedness)
Item 13          (Environmental Matters)
Item 14          (Consents)
Item 15          (Employment Contracts)
Item 16          (Subsidiaries)
Item 17          (Permitted Liens)
Item 18          (Leases)
Item 19          (Existing Investments)


                                   EXHIBIT A

                                    FORM OF
                               BORROWING REQUEST


                                           ,
                              -------------  ----

Internationale Nederlanden
(U.S.) Capital Corporation,
 as Agent
200 Galleria Parkway, N.W.
Suite 950
Atlanta, Georgia  30339

Attention:  Mr. John Lanier


Ladies and Gentlemen:

     This Borrowing Request is delivered to you, in your capacity as Agent, under Section 3.1 of the Credit Agreement, dated as of May __, 1996 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among AFGL International, Inc. (the "Borrower"), the various lenders (the "Lenders") as are, or may from time to time become, parties thereto, and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"). Unless otherwise defined, capitalized terms used herein have the meanings provided in the Credit Agreement.

     The Borrower hereby requests that Revolving Loans be made in the aggregate principal amount of $___________ on ___________, ____. The Revolving Loans requested hereby shall be [Base Rate Loans.] [Eurodollar Loans having an initial Interest Period of ____ month[s].]

     The Borrower hereby acknowledges that, pursuant to Section 4.2.2 of the Credit Agreement, each of the delivery of this Borrowing Request and the acceptance by the Borrower of the proceeds of the Revolving Loans requested hereby, constitutes a representation and warranty that, on the date of the making of such Revolving Loans, and before and after giving effect thereto, all statements set forth in Section 4.2.1 of the Credit Agreement are true and correct.

     The Borrower agrees that if, prior to the time of the making of the Revolving Loans requested hereby, any matter certified to herein or in connection herewith by it will not be true and correct at such time as if then made, it will immediately so notify the Agent. Unless prior to the making of the Revolving Loans requested hereby, the Agent shall receive written notice to the contrary from the Borrower, each matter certified to herein or in connection herewith shall be deemed once again to be certified as true and correct at the date of the making of such Revolving Loans as if then made.

     IN WITNESS WHEREOF, the Borrower has authorized this Borrowing Request to be executed and delivered, and the certifications, representations and warranties contained herein to be made, by its duly authorized officer as of the day and year first above written.


                              AFGL INTERNATIONAL, INC.




                              By:
                                 -----------------------------------
                                   Name:
                                   Title:

                                  EXHIBIT B

                                   FORM OF
                         BORROWING BASE CERTIFICATE


     In accordance with that certain Credit Agreement, dated as of May ___, 1996 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among AFGL International, Inc. (the "Borrower"), the various lenders (the "Lenders") as are, or may from time to time become, parties thereto, and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"), the undersigned hereby certifies that as of the date indicated below (the "Borrowing Base Calculation Date") the amounts and representations set forth below are true and correct. Unless otherwise defined, capitalized terms used herein (including the attachments hereto) have the meanings ascribed to them in the Credit Agreement.

     Borrowing Base Calculation Date:  ______________________________

     The calculations contained herein are based, in the case of Accounts, upon Borrower's book value, which meet the criteria set forth in the Credit Agreement for Eligible Accounts, respectively, and as computed on Schedule I hereto.

            1. Eligible Accounts
               as supported by Schedule I:        $
                                                   ------------

            2. Deductions for Reserves as         $
               supported by Schedule II:           ------------

            3. Borrowing Base
               (item 1 minus item 2):             $
                                                   ------------

     Attached as Schedule III is an "Accounts Aging Report" (as herein defined) prepared as of the Borrowing Base Calculation Date and upon which the foregoing calculations are based. For the purposes of this Borrowing Base Certificate, "Accounts Aging Report" means a detailed aged trial balance of Accounts existing as of a specified date, specifying the names, addresses, face value and dates of invoices of each Account Debtor obligated on any Accounts so listed.

     The information contained in this Borrowing Base Certificate and in the attachments hereto is true and complete in all material respects as of the Borrowing Base Calculation Date or as of any more recent date on which the undersigned officer of Borrower has obtained or acquired new information.

     Except as disclosed in this Borrowing Base Certificate, or in the Accounts Aging Report attached hereto, there has been no Material Adverse Change in Borrower's Eligible Accounts since the Closing Date.

     IN WITNESS WHEREOF, the Borrower has caused this Certificate to be executed and delivered and the certification and warranties contained herein to be made by an Authorized Officer of Borrower authorized to execute and deliver this Certificate.

     Dated this ___ day of _____________, _____.

                                    AFGL INTERNATIONAL, INC.


                                    By:______________________________
                                         Name:
                                         Title:

                                 SCHEDULE I

                                                 Period Ending _________________


I.  Total Accounts per Accounts Aging Report                                  $ _________
    (See attached Schedule III)

II. Less non-Eligible Accounts:

    a.    Accounts as to which a representation or warranty contained in      $ _________
          the Credit Agreement, the Security Agreement or any of the other
          Loan Documents has been breached in any material respect.

    b.  Accounts owed by an Account Debtor as to which more than 50% of       $ _________
          the outstanding Accounts of such Account Debtor are not Eligible
          Accounts.

    c.    Accounts owed by an Account Debtor which has become insolvent or    $ _________
          otherwise met one of the enumerated conditions set out in
          subsection (c) of the "Eligible Accounts" definition in the
          Credit Agreement.

    d.    Accounts billed on other than standard terms of payment.            $ _________

    e.    Accounts more than 90 days past due.                                $ _________

    f.    Accounts owed by Account Debtors outside the U.S. (not backed by    $ _________
          letters of credit or acceptances acceptable to the Agent).

    g.    Affiliate and employee Accounts.                                    $ _________

    h.    Accounts subject to set-off (ineligible to the extent of set-off).  $ _________

    i.    Accounts denominated other than in Dollars or payable outside the   $ _________
          United States.

    j.    Accounts the collection of which, based upon the customary credit   $ _________
          decisions of the Agent, are insecure or may not be paid.

    k.    Accounts subject to material claims or disputes.                    $ _________

    l.    Accounts subject to Liens (other than in favor of the Agent).       $ _________

    m.    Accounts not evidenced by invoices.                                 $ _________

    n.    Accounts evidenced by chattel paper or other instruments, unless    $ _________
          pledged to Agent.

    o.    Accounts which, together with other Eligible Accounts of the same   $ _________
          Account Debtor, represent more than 15% of net outstanding balance of all Eligible Accounts for all Account Debtors other than Merrill Lynch & Co. and Affiliates or more than 20% of net outstanding balance of all Eligible Accounts for Merrill Lynch &
          Co. and Affiliates as Account Debtor.

    p.    Accounts of Account Debtors exceeding credit limit for such         $ _________
          Account Debtors established by the Borrower and satisfactory to the Agent (to the extent of such excess).

    q.    Accounts (or amounts thereof evidenced by a single invoice) as to   $ _________
          which additional services are required before collection of such invoiced amount.

    r.    Government Accounts, absent compliance with the Federal             $ _________
          Assignment of Claims Act in the case of Accounts owed by the U.S.
          Government or similar state laws, if any, in the case of Accounts owed by states or agencies thereof.

    s.    Accounts for which documentation has not been submitted to          $ _________
          Account Debtor.

    t.    Accounts (or underlying Contracts) which contravene in any          $ _________
          material respect any laws, rules or regulations applicable thereto.

    u.    Accounts where Account Debtor is located in the State of            $ _________
          Minnesota or any other state imposing conditions on the right of a foreign (out-of-state) creditor to collect accounts receivable from Account Debtors located in such state and the Borrower or the Eligible Subsidiary has not satisfied such conditions for the then current year.

    v.    Accounts which have not been adjusted to reflect reimbursement      $ _________
          policies of Account Debtor.

    w.    Accounts which were created when underlying Contract was not in     $ _________
          full force and effect.

Total non-Eligible Accounts [sum of a-w]                                      $ _________

Total Eligible Accounts (total Accounts less total non-Eligible Accounts)     $ _________

Advance Rate                                                                          85%

Borrowing Base                                                                $ _________



                                 SCHEDULE II

                                               Period Ending
                                                            ------------------


1.  Charges and Liens                                      $
                                                            ------------------
2.  Environmental Liabilities and Costs                    $
                                                            ------------------
3.  Revolving Loans which Agent is permitted to            $
    make on Borrower's behalf                               ------------------

4.  Other                                                  $
                                                            ------------------

Total Reserves                                             $
                                                            ------------------

                                 SCHEDULE III



Accounts Aging Report


                                             Period Ending
                                                           ---------------------



                             [Borrower to Attach]

                                  EXHIBIT C

                                   FORM OF
                            COMPLIANCE CERTIFICATE


     This Compliance Certificate is delivered pursuant to [clause (a)(iii)] [clause (c)] of Section 6.1.1 of the Credit Agreement, dated as of May __, 1996 (as amended, restated, supplemented or otherwise modified from time to time made thereto, the "Credit Agreement"), by and among AFGL International, Inc. (the "Borrower"), the various lenders (the "Lenders"), as are, or may from time to time become, parties thereto and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"). Unless otherwise defined, capitalized terms used herein (including the attachments hereto) have the meanings provided in the Credit Agreement.

     The undersigned, being the duly elected, qualified and acting chief [executive/operating/accounting/financial] officer of the Borrower, on behalf of the Borrower and solely in his/her capacity as an officer of the Borrower, hereby certifies and warrants that:

      1. [He/she] is the chief [executive/operating/accounting/financial] Authorized Officer of the Borrower and that, as such, [he/she] is authorized to execute this Certificate on behalf of the Borrower.

      2. As of ________ __, ____ (the "Computation Date"):

           (a) except as previously disclosed to the Agent and the Lenders in writing pursuant to Section 6.1.6 of the Credit Agreement,

                       (i) no Default or Event of Default, and

                       (ii) no event of any other type described in such
                        Section 6.1.6,

      occurred during the period as to which this Compliance Certificate relates;

           (b) the Fixed Charge Coverage Ratio (as calculated pursuant to clause (a) of Section 6.2.4 of the Credit Agreement) was _______, as computed on Attachment 1 hereto;

           (c) the Leverage Ratio (as calculated pursuant to clause (b) of Section 6.2.4 of the Credit Agreement) was _______, as computed on Attachment 2 hereto;

           (d) the Borrower's Interest Coverage Ratio (as calculated pursuant to clause (c) of Section 6.2.4, of the Credit Agreement) was _________, as computed on Attachment 3 hereto;

           (e) the Borrower's Net Worth (as determined in accordance with GAAP) was ________________;

           (f) the Borrower's EBITDA (as calculated pursuant to clause (e) of Section 6.2.4 of the Credit Agreement) was _________, as detailed on Attachment 4 hereto;

           (g) the Borrower's Current Ratio (as calculated pursuant to clause
      (f) of Section 6.2.4 of the Credit Agreement) was __________, as detailed on Attachment 5 hereto;

           (h) Consolidated Capital Expenditures (as calculated pursuant to
      Section 6.2.5 of the Credit Agreement) for the 199___ Fiscal Year is $______________, as detailed on Attachment 6 hereto;

           (i) the aggregate amount of payments due from the Borrower and its Subsidiaries during the 199__ Fiscal Year (as calculated pursuant to Section 6.2.6 of the Credit Agreement), in respect of operating leases and agreements to lease having a term of one year or more, is $________, as detailed on Attachment 7 hereto.

           IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate, this _____ day of __________, ____.





                                    By:
                                        -------------------------------------
                                         Name:
                                         Title:

                                 Attachment 1



                                                      Period Ending
                                                                    ------------
Fixed Charge Coverage Ratio

(All figures consolidated)


1. EBITDA (as calculated on Attachment 4):                  $
                                                             --------------
2. Fixed Charges:

     (a) Interest Expense                                   $
                                                             --------------
     (b) Scheduled principal repayments
          of Indebtedness                                   $
                                                             --------------
     (c) Total (sum of (a) and (b))                         $
                                                             ==============

Ratio:  EBITDA (Item 1) to Fixed Charges (Item 2(c)) is          .
                                                        ---------

                                 Attachment 2


                                                      Period Ending
                                                                    ------------

Leverage Ratio

(All figures consolidated)

1.   Aggregate outstanding principal amount
     of Indebtedness of Borrower and its
     Subsidiaries                                                $
                                                                  --------------

2.   EBITDA (as calculated
     on Attachment 4 hereto)                                     $
                                                                  --------------



Leverage Ratio:   Outstanding Indebtedness (Item 1)  to EBITDA (Item 2) is
                               .
                  -------------

                                 Attachment 3




                                                      Period Ending
                                                                    ------------

Interest Coverage Ratio

(All figures consolidated)



1. EBITDA (as calculated on Attachment 4)                        $
                                                                  --------------

2. Interest Expense (as listed on Attachment 4)                  $
                                                                  --------------

Ratio:  EBITDA (Item 1) to Interest Expense (Item 2) is            .
                                                        -----------

                                 Attachment 4


                                                      Period Ending
                                                                    ------------

EBITDA

(All figures consolidated)


1.   Net Income                                                  $
                                                                  --------------

2.   Interest Expense                                            $
                                                                  --------------

3.   Provisions for Income Taxes

4.   Depreciation, amortization of intangible                    $
     assets, and other non-cash charges                           --------------


5.   Subtotal (Sum of Items 1-4)                                 $
                                                                  --------------


6.   Non-cash credits and revenues                               $
                                                                  --------------

7.   Total (Item 5 less Item 6)                                  $
                                                                  ==============

                                 Attachment 5


                                                      Period Ending
                                                                    ------------

Current Ratio

(All figures consolidated)


1. Current Assets                                                    $
                                                                      ----------
2. Current Liabilities                                               $
   (excluding current maturities of the Obligations)                  ----------

3. Ratio: Current Assets (Item 1)
   to Current Liabilities (Item 2)                                   $
                                                                      ----------

                                 Attachment 6



                                                      Period Ending
                                                                   -------------

Consolidated Capital Expenditures

(All figures consolidated)




1.   Gross dollar amount of additions to property, plant,            $______________
     equipment and other fixed assets of the Borrower and its
     Subsidiaries, including those additions made in the ordinary course of business (excluding routine maintenance and repairs)

2.   Capitalized Lease Liabilities incurred                          $______________
     by the Borrower and its Subsidiaries (to the extent
     not included in Item 1)


Borrower's Consolidated Capital Expenditures:
    Sum of Item 1 and Item 2                                          $
                                                                       =============



                   [BORROWER TO PROVIDE DETAILED BREAKDOWN]

                                 Attachment 7
                                 ------------

                                                      Period Ending
                                                                    ------------

(All figures consolidated)
Borrower's and Subsidiaries "Lease Obligations"
under Section 6.2.6 of the Credit Agreement
- -----------------------------------------------

1.   Aggregate amount of payments due from the Borrower
      and its Subsidiaries during the ______ Fiscal Year in
      respect of operating leases and agreements described in
      Section 6.2.6 of the Credit Agreement                      $
                                                                  --------------


                   [BORROWER TO PROVIDE DETAILED BREAKDOWN]

                                  EXHIBIT D
                                  ---------

                                   FORM OF
                        CONTINUATION/CONVERSION NOTICE

                              ____________, ______

Internationale Nederlanden
(U.S.) Capital Corporation,
 as Agent
200 Galleria Parkway, N.W.
Suite 950
Atlanta, Georgia  30339

Attention:  Mr. John Lanier

Ladies and Gentlemen:

     This Continuation/Conversion Notice is delivered to you pursuant to
Section 3.4.3 of the Credit Agreement, dated as of May ___, 1996 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among AFGL International, Inc. (the "Borrower"), the various lenders (the "Lenders"), as are, or may become parties thereto, and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"). Unless otherwise defined herein, capitalized terms used herein have the meanings provided in the Credit Agreement.

     The Borrower hereby requests that on ____________, _____ [all] [a portion] of the aggregate principal amount of [the Revolving Loans] [the Term Loan] in an outstanding principal amount of $__________ being presently maintained as [Base Rate Loans] [Eurodollar Loans having an Interest Period of ______ month[s]], be [converted into] [continued as] [Base Rate Loans] [Eurodollar Loans having an Interest Period of _____ month[s]].

            The Borrower hereby:

           (a) certifies and warrants that no Default has occurred and is continuing or will (after giving effect to the continuation or conversion requested hereby) occur and be continuing; and

           (b) agrees that if prior to the time of such continuation or conversion any matter certified to herein by it will not be true and correct at such time as if then made, it will immediately upon becoming aware of such matter, so notify the Agent.

Except to the extent, if any, that prior to the time of the continuation or conversion requested hereby the Agent shall receive written notice to the contrary from the Borrower, each matter certified to herein shall be deemed to be certified at the date of such continuation or conversion as if then made.

     IN WITNESS WHEREOF, the Borrower has authorized this Continuation/Conversion Notice to be executed and delivered, and the certifications and warranties contained herein to be made, by its Authorized Officer as of the day and year first above written.


                                   AFGL INTERNATIONAL, INC.


                                   By:
                                      ---------------------------
                                        Name:
                                        Title:

                                 EXHIBIT E-1
                                 -----------

                                    FORM OF
                                 REVOLVING NOTE
                                 --------------


$                                                                      ,
 -------------                                               ------- --  ----

     FOR VALUE RECEIVED, the undersigned, AFGL INTERNATIONAL, INC. (the "Borrower"), promises to pay to the order of __________________________, a _________________ (the "Lender"), at the times and in the manner provided in the Credit Agreement referenced hereinafter, the principal sum of _______________________ DOLLARS ($__________) or, if less, the outstanding principal amount of all Revolving Loans made by the Lender from time to time pursuant to that certain Credit Agreement, dated as of May __, 1996 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Credit Agreement), by and among the Borrower, the various lenders (including the Lender) as are, or may from time to time become, parties thereto, and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"). Notations indicating Revolving Loans made by the Lender pursuant to the Credit Agreement and all payments on account of the principal thereof may be endorsed by the holder hereof on the grid Schedule attached to this Note, as provided in the Credit Agreement.

     The unpaid principal amount of this Note from time to time shall bear interest as provided in Section 3.4 of the Credit Agreement. All payments of principal of and interest on this Note shall be payable in lawful currency of the United States of America to the account designated by the Agent (and as to which the Agent has notified the Borrower) in immediately available funds in accordance with Section 3.6 of the Credit Agreement.

     This Note is a Revolving Note referenced in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of principal of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be or may automatically become immediately due and payable.

     THIS NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

     The Borrower hereby waives all requirements as to diligence, presentment, demand of payment, protest and notice of any kind with respect to this Note. All amounts owing hereunder are payable by the Borrower without relief from any valuation or appraisal laws.


                                    AFGL INTERNATIONAL, INC.



                                    By:
                                       ------------------------------
                                         Name:
                                         Title:


                                    Attest:
                                           ---------------------------
                                         Name:
                                         Title:

                                               [CORPORATE SEAL]

     Schedule of Revolving Loans and Repayments




- ------------------------------------------------------------------
           Amount of       Amount of   Outstanding   Person Making
Date      Revolving Loan   Repayment    Balance       Notation
- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

- ------------------------------------------------------------------

                                 EXHIBIT E-2
                                 -----------

                                   FORM OF
                                  TERM NOTE
                                  ---------

$                                                                     ,
 --------------                                            -------- --  ----


     FOR VALUE RECEIVED, the undersigned, AFGL INTERNATIONAL, INC. (the "Borrower"), promises to pay to the order of __________________________, a _________________ (the "Lender"), at the times and in the manner provided in the Credit Agreement referenced hereinafter, the principal sum of _______________________ DOLLARS ($__________) or, if less, the outstanding principal amount of the Term Loan made by the Lender pursuant to that certain Credit Agreement, dated as of May __, 1996 (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Credit Agreement),by and among the Borrower, the various lenders (including the Lender) as are, or may from time to time become, parties thereto, and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders (the "Agent"). Notations indicating the principal amount of the Term Loan made by the Lender pursuant to the Credit Agreement and all payments on account of the principal thereof may be endorsed by the holder hereof on the grid Schedule attached to this Note, as provided in the Credit Agreement.

     The unpaid principal amount of this Note from time to time shall bear interest as provided in Section 3.4 of the Credit Agreement. All payments of principal of and interest on this Note shall be payable in lawful currency of the United States of America to the account designated by the Agent (and as to which the Agent has notified the Borrower) in immediately available funds in accordance with Section 3.6 of the Credit Agreement.

     This Note is a Term Note referenced in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of principal of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be or may automatically become immediately due and payable.

     THIS NOTE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

     The Borrower hereby waives all requirements as to diligence, presentment, demand of payment, protest and notice of any kind with respect to this Note. All amounts owing hereunder are payable by the Borrower without relief from any valuation or appraisal laws.


                                    AFGL INTERNATIONAL, INC.



                                    By:
                                       ------------------------------
                                         Name:
                                         Title:


                                    Attest:
                                          ---------------------------
                                         Name:
                                         Title:

                                                 [CORPORATE SEAL]

                     Schedule of Term Loan and Repayments




- ------------------------------------------------------------------
           Amount of       Amount of   Outstanding   Person Making
Date      Term Loan        Repayment    Balance       Notation
- ------------------------------------------------------------------
          $9,000,000.00
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------
              -----
- ------------------------------------------------------------------

                                  EXHIBIT F
                                  ---------

                                    FORM OF
                              TRANSFER SUPPLEMENT
                              -------------------

     THIS COMMITMENT TRANSFER SUPPLEMENT, dated as of the date set forth in
Item 1 of Schedule I hereto, among the Transferor Lender set forth in Item 2 of
Schedule I hereto (the "Transferor Lender"), each Purchasing Lender set forth in Item 3 of Schedule I hereto (each, a "Purchasing Lender"), and Internationale Nederlanden (U.S.) Capital Corporation, as Agent for the Lenders under the Credit Agreement described below (in such capacity, the "Agent").

                              W I T N E S S E T H:
                              -------------------

RECITALS.
- --------

     A. This Transfer Supplement is being executed and delivered in accordance with clause (b) of Section 9.11 of the Credit Agreement, dated as of May __, 1996 (as from time to time amended, supplemented or otherwise modified from time to time, the "Credit Agreement"; unless otherwise defined herein, terms defined in the Credit Agreement being used herein as therein defined), by and among AFGL International, Inc. (the "Borrower"), the Transferor Lender and the other Lenders party thereto, and the Agent;

     B. Each Purchasing Lender (if it is not already a Lender party to the Credit Agreement) wishes to become a Lender party to the Credit Agreement; and

     C. The Transferor Lender is selling and assigning to each Purchasing Lender, rights, obligations, a portion of the [Term Loan] [and the Revolving Loan Commitment] under the Credit Agreement;

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     SECTION 1. From and after the Transfer Effective Date set forth in Item 4 of Schedule I hereto (the "Transfer Effective Date"), each Purchasing Lender shall be a Lender party to the Credit Agreement for all purposes thereof.

     SECTION 2. (a) On the Transfer Effective Date, each Purchasing Lender shall pay to the Transferor Lender, in immediately available funds, an amount equal to the purchase price, as agreed between the Transferor Lender and such Purchasing Lender (the "Purchase Price"), for the percentage set forth in Item 5 of Schedule I hereto (such Purchasing Lender's "Purchased Percentage") being purchased by such Purchasing Lender of the Transferor Lender's portion of the

[the Commitments] [the Revolving Loan Commitment], the outstanding principal amount of the Loans and other amounts owing to the Transferor Lender under the Credit Agreement and Notes.

     (b) As of the Transfer Effective Date, the Transferor Lender hereby irrevocably sells, assigns and transfers to each Purchasing Lender, without recourse, representation or warranty, and each Purchasing Lender hereby irrevocably purchases, takes and assumes from the Transferor Lender, such Purchasing Lender's Purchased Percentage of the [Commitments] [Revolving Loan Commitment] of the Transferor Lender, the Loans outstanding as of the Transfer Effective Date held by the Transferor Lender and other amounts owing as of the Transfer Effective Date to the Transferor Lender under the Credit Agreement and the Notes, together with all instruments, documents and collateral security pertaining thereto.

     SECTION 3. From and after the Transfer Effective Date, principal, interest, fees pursuant to Section 2.3 of the Credit Agreement, and other amounts that would otherwise be payable to or for the account of the Transferor Lender pursuant to the Credit Agreement and the Notes shall, instead, be payable to or for the account of the Transferor Lender and the Purchasing Lenders, as the case may be, in accordance with their respective percentages as set forth on Schedule II of this Transfer Supplement, whether such amounts have accrued prior to the Transfer Effective Date or accrue subsequent to the Transfer Effective Date.

     SECTION 4. The Notes of the Transferor Lender (the "Exchanged Notes") are being delivered to the Agent concurrently with this Transfer Supplement. On or prior to the Transfer Effective Date, the Borrower, at the Borrower's expense, shall execute and deliver to the Agent, in exchange for (but not in payment of) the Exchanged Notes, (a) a new [Revolving Note] [and a new Term Note, in each case,] to the order of each Purchasing Lender in an amount equal to its Percentage, as set forth on Schedule II hereto, of the aggregate [Revolving Loan Commitment] [and Term Loan, respectively,] and (b) if the Transferor Lender has retained a portion of the [Revolving Loan Commitment] [and Term Loan,] a new [Revolving Note] [and Term Note] to the order of the Transferor Lender in an amount equal to its retained Percentage, as set forth on Schedule II hereto, of the aggregate [Revolving Loan Commitment Amount] [and Term Loan]. Such new Notes shall be dated the Closing Date and shall otherwise be in the Form of the respective Notes replaced thereby. The Exchanged Notes shall be returned by the Agent to the Borrower marked "exchanged".

     SECTION 5. Concurrently with the execution and delivery hereof, the Agent will, at the request of any Purchasing Lender but at the expense of the Transferor Lender, provide to such Purchasing Lender (if it is not already a Lender party to the Credit Agreement) photocopies or conformed copies of all documents delivered to the Agent on the date of the initial Loans under the Credit Agreement in satisfaction of the conditions precedent set forth in the Credit Agreement.

     SECTION 6. Each of the parties to this Transfer Supplement agrees that at any time and from time to time upon written request of any other party, it will execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to effect the purposes of this Transfer Supplement.

     SECTION 7. By executing and delivering this Transfer Supplement, the Transferor Lender and each Purchasing Lender confirm to and agree with each other and the Agent and the Lenders as follows: (i) other than the representation and warranty that it is the legal and beneficial owner of the interest being assigned hereby free and clear of any adverse claim, the Transferor Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement, the Notes or any other Loan Document or any other instrument or document furnished pursuant thereto; (ii) the Transferor Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary, the value or perfection of any collateral securing the Obligations or the obligations of any Subsidiary under the Subsidiary Guaranty, the performance or observance by the Borrower of any of its obligations under the Credit Agreement, the Notes or any other Loan Document or any other instrument or document furnished pursuant thereto, or the performance or observance by any Subsidiary of its obligations under the Subsidiary Guaranty or any other Loan Document; (iii) each Purchasing Lender confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in Section 5.4 of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Commitment Transfer Supplement; (iv) each Purchasing Lender will, independently and without reliance upon the Agent, the Transferor Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (v) each Purchasing Lender appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with Article 9 of the Credit Agreement; and (vi) each Purchasing Lender agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement and the other Loan Documents are required to be performed by it as a Lender.


     SECTION 8. Each party hereto represents and warrants to and agrees with the Agent that it is aware of and will comply with the provisions of clause
(e) of Section 9.11 of the Credit Agreement (if applicable).

     SECTION 9. Schedule II hereto sets forth the revised Percentages (as defined in the Credit Agreement) of the Transferor Lender and each Purchasing Lender as well as administrative information with respect to each Purchasing Lender.

     SECTION 10. The Purchasing Lender agrees to pay the Agent a registration and processing fee of $2,500 in connection with this Transfer Supplement. Further, the Purchasing Lender acknowledges that this Commitment Transfer Supplement will not be recorded by the Agent until such fee is paid.

     SECTION 11. THIS TRANSFER SUPPLEMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

     SECTION 12. Without limitation of anything else contained in this Transfer Supplement, the Purchasing Lender acknowledges and agrees to be bound by the terms and conditions of Section 9.11 of the Credit Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Transfer Supplement to be executed by their respective duly authorized officers on
Schedule I hereto as of the date set forth in Item 1 of Schedule I hereto.



CONSENTED TO:

INTERNATIONALE NEDERLANDEN (U.S.)
CAPITAL CORPORATION, as Agent


By:
   ----------------------------
Name:
Title:



AFGL INTERNATIONAL, INC.


By:
   ----------------------------
Name:
Title:

     ACCEPTED FOR RECORDATION
     IN REGISTER UPON PAYMENT
     OF THE RECORDATION FEE
     DESCRIBED IN SECTION 10 HEREOF:

INTERNATIONALE NEDERLANDEN (U.S.)
CAPITAL CORPORATION, as Agent


By:
   ----------------------------
Name:
Title:

                                                                 SCHEDULE I
                                                                TO COMMITMENT
                                                                  TRANSFER
                                                                 SUPPLEMENT
                                                                 ----------


                        COMPLETION OF INFORMATION AND
                          SIGNATURES FOR COMMITMENT
                             TRANSFER SUPPLEMENT
                           -----------------------

 Item 1  Date of Commitment     [Insert date of Commitment Transfer
 ------  Transfer Supplement:   Supplement]


 Item 2  Transferor Lender:     [Insert name of Transferor Lender]
 ------

 Item 3  Purchasing Lender[s]:  [Insert name[s] of Purchasing Lender[s]]
 ------

 Item 4  Transfer Effective     [Insert Transfer Effective Date] [To be a date
 ------  Date                   not less than five business days after date of
                                Commitment Transfer Supplement]

Item 5  Purchased Percentage    [Insert percentage to be sold of Lender's Term
- ------                          Loan and Revolving Loan Commitment]

Item 6  Signature of Parties to
- ------  Commitment Transfer
        Supplement:
                                                 , as Transferor Lender
                                 ----------------

                                 By:
                                     ---------------------------------
                                 Title:

                                              , as a Purchasing Lender
                                 -------------

                                 By:
                                     ---------------------------------
                                     Title:

                                                                 SCHEDULE II
                                                                TO COMMITMENT
                                                                  TRANSFER
                                                                 SUPPLEMENT
                                                                 ----------




                             LIST OF ADDRESSES
                         FOR NOTICES AND PERCENTAGES
                         ---------------------------


[Name of Transferor Lender]
Revised [Revolving and Term] Percentage:                          %
- ----------------------------------------                     -----



[Name of Purchasing Lender]
 New [Revolving and Term] Percentage:                             %
- -------------------------------------                        -----





Address for Notices of Purchasing Lender:
- ----------------------------------------



- ----------------------------------------

- ----------------------------------------

- ----------------------------------------
Attn.:
      ----------------------------------
Telecopy No.:
             ---------------------------

                                  EXHIBIT G
                                  ---------

                                    FORM OF
             ACKNOWLEDGMENT OF INTEREST RATE CONTRACT COUNTERPARTY
             -----------------------------------------------------

     THIS ACKNOWLEDGMENT OF INTEREST RATE CONTRACT COUNTERPARTY
("Acknowledgment"), dated as of ____________, ______ , between the ___________________ (the "Interest Rate Contract Counterparty") and INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION, as Agent for the Lenders under the Credit Agreement described below (in such capacity, the "Agent").


                              W I T N E S S E T H:
                              -------------------

RECITALS.
- --------

     A. This Acknowledgment is being executed and delivered in accordance with the Credit Agreement, dated as of May __, 1996 (as from time to time amended, supplemented or otherwise modified from time to time, the "Credit Agreement"; unless otherwise defined herein, capitalized terms defined in the Credit Agreement being used herein as therein defined), by and among AFGL INTERNATIONAL, INC. (the "Borrower"), the various lenders (the "Lenders") as are, or may from time to time become, parties thereto, and the Agent;

     B. The Interest Rate Contract Counterparty has entered into an [Describe the Interest Rate Contract] (the "Interest Rate Contract") with the Borrower pursuant to the terms and conditions of Section 6.1.13 of the Credit Agreement, and the Interest Rate Contract Counterparty desires to execute this Acknowledgment in order to enjoy the benefits, subject itself to certain of the obligations, and otherwise evidence its status, as a Lender.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     SECTION 1. The Interest Rate Contract Counterparty hereby acknowledges and agrees that (a) it assumes all obligations of a Lender with respect to the Interest Rate Contract, (b) the Interest Rate Contract shall be subject to all terms in the Credit Agreement and the other Loan Documents and (c) the obligations of the Borrower under the Interest Rate Contract are "Obligations" under the Credit Agreement.

     SECTION 2. Each of the parties to this Acknowledgment agrees that at any time and from time to time upon written request of any other party, it will execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to effect the purposes of this Acknowledgment.

     SECTION 3. THIS ACKNOWLEDGMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER
     ---------
AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

     IN WITNESS WHEREOF, the parties hereto have caused this Acknowledgment to be executed by their respective duly authorized officers as of the date first above written.




                                    INTEREST RATE CONTRACT COUNTERPARTY



                                    By:
                                        ----------------------------------
                                        Name:
                                        Title:

Address for Notices:

- ---------------------------
- ---------------------------
- ---------------------------
- ---------------------------



                                    INTERNATIONALE NEDERLANDEN
                                    (U.S.) CAPITAL CORPORATION, as Agent




                                    By:
                                        ----------------------------------
                                        Name:
                                        Title:

ACKNOWLEDGED AND AGREED TO:


AFGL INTERNATIONAL, INC.


By:
    -----------------------------
     Name:
     Title:

                                                                  EXHIBIT 2

                                                                  EXECUTION COPY



- --------------------------------------------------------------------------------


                           WARRANT PURCHASE AGREEMENT


                                    BETWEEN


                            AFGL INTERNATIONAL, INC.


                                      AND


                           INTERNATIONALE NEDERLANDEN
                           (U.S.) CAPITAL CORPORATION





                            Dated as of May 31, 1996


- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
RECITALS:         . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

SECTION 1.       Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

                 (a)   Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

SECTION 2.       Purchase and Sale of Warrants; Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

SECTION 3.       Investment Representations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

SECTION 4.       Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

SECTION 5.       Warranties, etc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

                 (a)   Credit Agreement Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (b)   Power, Authority, etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (c)   Due Authorization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
                 (d)   Absence of Takeover Statutes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 (e)   Validity, etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 (f)   Capitalization and Ownership of the Company  . . . . . . . . . . . . . . . . . . . . . . . . .  14
                 (g)   Authorization and Issuance of Warrants   . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 (h)   Securities Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
                 (i)   No Integration of Issue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

SECTION 6.        Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

                 (a)   Financial and Business Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
                 (b)   Public Company Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (c)   Maintenance of Corporate Existences, etc.  . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (d)   Maintenance of Books and Records   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (e)   Inconsistent Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (f)   Organic Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
                 (g)   Transactions with Affiliates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
                 (h)   Issuance of Additional Rights, Options and Warrants  . . . . . . . . . . . . . . . . . . . . .  18
                 (i)   Antitakeover Statutes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
                 (j)   Governmental Approvals   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
                 (k)   Issuance of Shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

SECTION 7.       Warrant Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

                                                                                                                     Page
                                                                                                                     ----
SECTION 8.         Execution of Warrant Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

SECTION 9.         Registration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

SECTION 10.        Registration of Transfers and Exchanges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

SECTION 11.        Exercise of Warrants; Conversion of Warrants   . . . . . . . . . . . . . . . . . . . . . . . . . .  21

SECTION 12.        Payment of Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SECTION 13.        Mutilated or Missing Warrant Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SECTION 14.        Reservation of Warrant Shares.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

SECTION 15.        Adjustment of Exercise Price and Number of Warrant Shares Issuable   . . . . . . . . . . . . . . .  24

                   (a)      Reorganization of the Company.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
                   (b)      When Issuance or Payment May Be Deferred.   . . . . . . . . . . . . . . . . . . . . . . .  25

SECTION 16.        Fractional Interests   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

SECTION 17.        Notice to Warrant Holders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

SECTION 18.        Cash Distributions and Dividends   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

SECTION 19.        Put Rights; Tag-Along Rights   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                   (a)      Put by Holders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
                   (b)      Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
                   (c)      Restrictions on Purchase  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
                   (d)      Tag-Along Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
                   (e)      Limitation on Put Rights of Others  . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
                   (f)      Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

SECTION 20.        Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

SECTION 21.        Costs and Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

SECTION 22.        Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

SECTION 23.        Successors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

                                                                                                                     Page
                                                                                                                     ----
SECTION 24.        Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

SECTION 25.        Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

SECTION 26.        Benefits of this Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

SECTION 27.        Counterparts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

SECTION 28.        Amendments; Waiver   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

SECTION 29.        Waiver of Jury Trial   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

SECTION 30.        Jurisdiction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

SECTION 31.        Specific Performance   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

SECTION 32.        Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

SECTION 33.        Entire Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36


Exhibit A        Form of Series E Warrant Certificate
Exhibit B        Schedule of Exceptions
Exhibit C        Holders of 5% of More of the Company's Stock
Exhibit D        Existing Registration Rights

                           WARRANT PURCHASE AGREEMENT


                 THIS WARRANT PURCHASE AGREEMENT (this "Agreement") is made and entered into as of May 31, 1996 by and between AFGL INTERNATIONAL, INC., a Nevada corporation (the "Company"), and INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION, a Delaware corporation (the "Purchaser").


                              W I T N E S S E T H:


RECITALS:

                 A. Simultaneously herewith, the Purchaser is entering into a Credit Agreement, dated of even date herewith, by and among the Company, the Purchaser and various other lenders that may become parties thereto (the "Lenders") and the Purchaser in its capacity as Agent for the Lenders (the "Agent");

                 B. It is a condition precedent to the extensions of credit by the Purchaser to the Company contemplated by the Credit Agreement that the Company agree to issue to the Purchaser (1) Series E Warrants initially exercisable for 575,000 shares of Series E Convertible Preferred Stock, par value $0.001 per share, of the Company ("Series E Convertible Preferred Stock") for an exercise price of $0.02 per share;

                 C. Shares of Series E Convertible Preferred Stock are convertible, at the option of each of the holders thereof, into shares of common stock, par value $.01 per share, of the Company (the "Common Stock"); and

                 D. The Purchaser and the Company desire to set forth in this Agreement the terms and provisions of the Series E Warrants (the "Warrants") and the conditions to the issuance and sale of the Warrants to the Purchaser;

                 NOW, THEREFORE, in consideration of the premises and the agreements herein set forth and to induce the Purchaser to proceed with the transactions contemplated by the Credit Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

                 SECTION 1.  Definitions.

                 (a) Defined Terms. Capitalized terms appearing herein and not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement (irrespective of whether the Credit Agreement is in effect or has been terminated). The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

                 "Affiliate" of any Person means any other Person which, directly or indirectly, controls or is controlled by or under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any Plan). A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power (a) to vote 5% or more of the securities having ordinary voting power for the election of directors of such Person, or (b) to direct or cause the direction of the management or policies of such Person whether by contract or otherwise; provided that no Lender shall be deemed to constitute an Affiliate of the Company solely by virtue of holding Warrants or Warrant Shares.

                 "Agent" is defined in Recital A.

                 "Agreement" means this Warrant Purchase Agreement as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

                 "Authorized Officer" means, relative to the Company, those officers of the Company whose signature, incumbency and authority shall have been certified to the Agent and the Lenders pursuant to Section 4.1.1 or
Section 4.2.1 of the Credit Agreement.

                 "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York.

                 "Capitalized Lease Liabilities" shall have the meaning set forth in the Credit Agreement.

                 "Cash Equivalent Investment" means, at any time:

                 (a) any direct obligation issued or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, or issued by any state or political subdivision or public instrumentality thereof, (i) which has a remaining maturity at the time of purchase of not more than one (1) year or which is subject to a repurchase agreement with any Lender or any Eligible Lending Institution exercisable within one (1) year from the time of purchase so long as such direct obligation remains in the possession of the Borrower or in the possession of any Lender and (ii) which, in the case of obligations of any state or political subdivision or public instrumentality thereof, is rated AA or better by Moody's Investors Service, Inc.;

                 (b) certificates of deposit, time deposits, demand deposits and bankers' acceptances, having a remaining maturity at the time of purchase of not more than one (1) year, issued by any Lender or by any Eligible Lending Institution;

                 (c) corporate obligations rated Prime-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Corporation, having a remaining maturity at the time of purchase of not more than one (1) year;

                 (d) shares of funds registered under the Investment Company Act of 1940, as amended, having assets of at least $100,000,000 which invest only in obligations described above and which shares are rated by Moody's Investors Service, Inc. or Standard & Poor's Corporation in one of the two highest rating categories assigned by such agencies for obligations of such nature.

                 "Certificate of Designation" means the Certificate of Designation, Preferences and Rights for the Series E Convertible Preferred Stock filed with the Secretary of State of Nevada on May 29, 1996.

                 "Change in Control" means (i) the failure of Gary S. Goldstein to own at least 85% of the Stock of the Company which he owns on the Closing Date, provided, however, that any Stock of the Company sold or transferred to the Company in satisfaction of the Goldstein Note shall not be considered for the purposes of this clause (i), or (ii) the failure of either (A) Gary S. Goldstein to be the Chief Executive Officer and President of the Company and to be actively involved in the management of the Company and its Subsidiaries or
(B) any two of the following individuals to be actively involved in the management of the Company and its Subsidiaries at any time prior to the third anniversary of the Closing Date or thereafter, at least one of the following three individuals to be actively involved in the management of the Company and its Subsidiaries at any time prior to the fifth anniversary of the Closing
Date: (1) Irene Cohen, (2) Michael List, and (3) Ron Wendlinger, (iii) the acquisition by any Person or group of Persons of beneficial ownership of more than 20% of the outstanding Stock of the Company (within the meaning of Section 13(d) or 14(d) of the Exchange Act and the applicable rules and regulations thereunder); provided, however, that this clause (iii) shall not apply to an underwriter(s) who acquires Stock of the Company in connection with a public offering of Stock of the Company which is being underwritten by such underwriter(s), or (iv) during any period of 12 consecutive months (whether commencing before or after the Closing Date), the failure of individuals who on the first day of such period were directors of the Company (together with any replacement or additional directors who were nominated or elected by a majority of directors then in office) to constitute a majority of the Board of Directors of the Company.

                 "Closing" means the closing of the sale and purchase of the Warrants as contemplated hereby.

                 "Closing Date" means May 31, 1996, the date of the Closing.

                 "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other capital stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company or in the earnings of the Company without limit as to per share amount, and shall include, without limitation, the presently authorized 20,000,000 shares of Common Stock, $0.01 par value per share, of the Company. "Common Stock" shall not include preferred or special stock.

                 "Company"is defined in the preamble to this Agreement.

                 "Contract Value per Share" means the value determined in accordance with paragraphs (i), (ii) and, if the Company is not a Public Company, (iii) below, and shall equal the highest number yielded by such determination:

                 (i) If the Common Stock is traded on a national securities exchange or quoted in a national inter- dealer quotation system, the Contract Value per Share determined pursuant to this paragraph (i) shall be an amount equal to the average of the Quoted Prices for Common Stock for the thirty (30) consecutive trading days commencing forty-five (45) trading days before the date of determination.

                 (ii) The Contract Value per Share determined pursuant to this paragraph (ii) shall equal the quotient of (A) five and one half (5.5) times trailing twelve months EBITDA as of the end of the end of the last fiscal month immediately preceding a Put Date, minus (1) the outstanding principal amount of Funded Indebtedness as of the last day of the fiscal month ending immediately prior to the date of determination, plus (2) cash and Cash Equivalent Investments on the balance sheet of the Company and its Subsidiaries as of the last day of the fiscal month ending immediately prior to the date of determination, all determined in accordance with GAAP, divided by (B) the sum of (1) the number of shares of Common Stock outstanding on the date of determination, plus (2) the number of Warrant Shares purchasable and receivable upon exercise of the rights represented by the Warrant Certificates as of the date of determination.

                 (iii) If the Company is not a Public Company, the Contract Value per Share determined pursuant to this paragraph (iii) shall be equal to the Fair Market Value per Share.

                 "Conversion Right" is defined in Section 11(b).

                 "Convertible Securities" means any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for shares of Stock, either immediately or upon the occurrence of a specified date or a specified event.

                 "Credit Agreement" means the Credit Agreement, dated of even date herewith, by and among the Company, the Purchaser and various other Lenders that may become parties thereto and the Purchaser as Agent for the Lenders, as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

                 "EBITDA" shall have the meaning specified for such term in the Credit Agreement as in effect on the Closing Date.

                 "Eligible Lending Institution" means a financial institution having a branch or office in the United States and having capital and surplus and undivided profits aggregating at least

$100,000,000 and whose long-term debt securities are rated Prime-1 or better by Moody's Investor Service, Inc. or A-1 or better by Standard & Poor's Corporation.

                 "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

                 "Excluded Shares" means (i) shares of Common Stock to be issued upon exercise or conversion of the Company's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C 8% Convertible Preferred Stock, Series D 8% Convertible Preferred Stock and the Warrants, (ii) shares of Stock issued on exercise of warrants to purchase Common Stock which the Board of Directors has, by resolution duly adopted prior to May 31, 1996, authorized to be granted or issued, not to exceed 809,711 shares, and (iii) shares of Stock issued to officers, directors or employees of, or consultants to, the Company upon exercise of any stock option granted prior to the Closing Date not in excess of 701,113 shares plus shares issued or options granted to employees pursuant to a stock option plan approved in good faith by the Board of Directors of the Company after the Closing Date not exceeding 500,000 shares.

                 "Exercise Price" means the Series E Exercise Price.

                 "Fair Market Value per Share" means the fair market value of a share of Common Stock of the Company, and shall be equal to the quotient of
(A) the fair market value of the Company and its Subsidiaries taken as a whole on the date of determination, taking into account all the factors relevant thereto, including, without limitation, the highest of the prices that could be obtained from an arms'-length sale without time constraints of (1) all or substantially all of the assets of the Company and the Subsidiaries subject to or after satisfaction of all liabilities of the Company and the Subsidiaries or
(2) all of the Fully Diluted Shares of Common Stock of the Company, whether by stock sale, merger, consolidation or otherwise, divided by (B) the number of Fully Diluted Shares of Common Stock on the date of determination. In no event shall the Fair Market Value per Share be reduced or discounted on the basis that any securities to be valued on the basis of such Fair Market Value per Share may represent the right to acquire a minority interest in the Company or may not be freely transferable under federal or state securities laws, or for any other reason. The Fair Market Value per Share shall be determined as provided in clause (a) or (b) below, as applicable.

                 (a) In any circumstances in which the Fair Market Value per Share is required to be determined, not later than ten (10) days following the date as of which such determination is required to be made, the Board of Directors of the Company shall determine in good faith the Fair Market Value per Share, and the Company shall give to the Holders (or, if such determination affects less than all of the Holders, to the Holders so affected) prompt written notice of such determination. If within thirty (30) days after the date such notice is given, the Company and the Required Holders agree upon the Fair Value per Share, then the Fair Market Value per Share shall be as so agreed. If within such 30-day period, the Company and the Required Holders do not agree upon such Fair Market Value per Share, then the Fair Market Value per Share shall be determined as provided in clause (b) of this definition.

                 (b) If the Required Holders and the Company do not agree upon such Fair Market Value per Share within the 30-day period specified in clause (a) of this definition, then the Required Holders and the Company shall appoint a recognized investment banking firm of national reputation, reasonably acceptable to the Required Holders and the Company. If the Company and the Required Holders cannot agree on the appointment of a mutually acceptable investment banking firm, or if the firm so appointed declines or fails to serve, then the Required Holders and the Company shall each choose one such investment banking firm and the respective firms so chosen shall appoint another recognized investment banking firm of national reputation. The investment banking firm so selected shall appraise the value of the Company (which shall be in the form of a written report signed by such investment banking firm), and such appraised value of the Company determined as herein provided shall be final and conclusive and binding on the Company and the Holders. If the appraised value of the Company as determined by such investment banking firm is equal to or less than that determined by the Board of Directors of the Company in accordance with clause (a) of this definition, then all fees and expenses of such investment banking firm shall be paid by the Required Holders requesting such appraisal. If the appraised value of the Company as determined by such investment banking firm is greater than that determined by the Board of Directors in accordance with clause (a) of this definition, then all fees and expenses of such investment banking firm shall be paid by the Company.

                 "Fiscal Quarter" means any quarter of a Fiscal Year.

                 "Fiscal Year" means each accounting period ending December 31.

                 "Fully Diluted Shares" means, as of any date of determination, the number of shares of Common Stock of the Company equal to the sum of (i) the number of shares of Common Stock outstanding on such date of determination, plus (ii) the number of Warrant Shares receivable upon conversion of all outstanding Warrants as of such date of determination pursuant to Section 11(b), plus (iii) the number of shares of Common Stock that would be issued in respect of all Option Securities of the Company outstanding and immediately exercisable as of such date of determination if such Option Securities were to be converted into shares of Common Stock in accordance with the following formula:

          X  =  Y (A - B)
                ---------
                      A

          where:           X     =       the number of shares to be issued to the holders of
                                         such Option Securities;

                           Y     =       the number of shares for which such Option
                                         Securities are exercisable;

                           A     =       the Fair Market Value per Share determined on the basis of the then outstanding Common Stock and assuming that all Option Securities outstanding are

                                           converted to Common Stock as of the date of determination; and

                          B        =       the exercise price for such Option Securities.


                 "Funded Indebtedness" means (i) the indebtedness under the Credit Agreement, (ii) Capitalized Lease Liabilities, and (iii) all other indebtedness of the Company and its Subsidiaries which matures more than one year from the date of its creation or matures within one year from such date but is renewable or extendable, at the option of the Company or any of its Subsidiaries, to a date more than one year from such date or arises under an agreement which obligates the lender or lenders to extend credit during a period of more than one year from such date.

                 "GAAP" means generally accepted accounting principles in effect from time to time in the United States.

                 "Governmental Authority" means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

                 "Holders" means, collectively, Purchaser and any subsequent registered holders, from time to time, of Warrant Securities; provided, however, that the rights of any Holder under this Agreement shall terminate when all Warrant Shares beneficially owned by such Holder have been effectively registered under the Securities Act and sold pursuant to a Registration Statement or Shelf Registration Statement covering such Holder's Warrant Shares.

                 "Indemnified Liabilities" is defined in Section 22.

                 "Indemnified Parties" is defined in Section 22.

                 "Legally Available Funds" means, with respect to any purchase of Warrant Securities pursuant to Section 19(a), the amount of funds of the Company legally available therefor under the corporate laws under which the Company is organized and existing.

                 "Lenders" is defined in Recital A.

                 "Lien" means any mortgage, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, lien (statutory or other), adverse claim or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease involving substantially the same economic effect as any of the foregoing and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction).

                 "Loans" shall have the meaning set forth in the Credit
Agreement.

                 "Obligations" means all obligations of the Company with respect to the repayment or performance of any obligations (monetary or otherwise) of the Company arising under or in connection with the Credit Agreement, the "Notes" or the other "Loan Documents" (as such terms are defined in the Credit Agreement) and the Warrant Documents.

                 "Option Securities" is defined in Section 15.

                 "Organic Document" means, relative to any Person, its articles or certificate of incorporation or organization or certificate of limited partnership, its by-laws, partnership or operating agreement or other organizational documents, and all stockholders agreements, voting trusts and similar arrangements applicable to any of its Stock or partnership interests or other ownership interests, in each case, as amended.

                 "Person" means any natural person, corporation, partnership, limited liability company, firm, association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

                 "Preferred Stock" means shares now or hereafter authorized of any class of capital stock of the Company other than Common Stock, and shall include, without limitation, the presently authorized 5,000,000 shares of Preferred Stock of which (i) 2,800 shares have been designated Series A 8% Convertible Preferred Stock, $0.001 par value, 2,800 shares of which are outstanding, (ii) 6,858 shares have been designated Series B Convertible Preferred Stock, $0.001 par value, 6,858 shares of which are outstanding,
(iii) 150 shares have been designated Series C 8% Convertible Preferred Stock, $0.001 par value, 101.74 shares of which are outstanding, (iv) 80 shares have been designated Series D 8% Convertible Preferred Stock, $0.001 par value, 66 of which are outstanding, (v) 575,000 shares of Series E Convertible Preferred Stock, $0.001 par value, of which no shares are outstanding, and (vi) 4,415,112 shares are undesignated and unissued.

                 "Prospective Purchaser" shall have the meaning set forth in
Section 19(d).

                 "Public Company" means a company (i) which is subject to the reporting requirements of Section 15(d) of the Exchange Act, or (ii) any of whose securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act.

                 "Put Closing Date" is defined in Section 19(b).

                 "Put Event" means any of the following: (a) any representation or warranty of the Company under any Warrant Document is or shall be incorrect when made in any material respect; (b) the Company shall default in the due performance and observance of any of its obligations under any Warrant Document and such default shall have continued for a period of thirty (30) days after written notice thereof has been given to the Company by the Required Holders; (c) an Event of Default shall have occurred and be continuing under the Credit Agreement; (d) a merger or consolidation of the Company with or into any other Person or any acquisition of the Company by means of a share exchange; and (e) a Change of Control.

                 "Put Exercise Notice" is defined in Section 19(a).

                 "Put Purchase Price" is the amount payable to each Holder for such Holder's Warrant Securities, as calculated in accordance with Section 19(a).

                 "Put Notice" is the written notice to the Company specifying the number and type of Warrant Securities with respect to which the Put Right is being exercised.

                 "Put Right" is the right of each Holder to require that the Company purchase all or any portion of the Warrant Securities then owned by such Holder.

                 "Quoted Price" of Common Stock for each day means the last reported sales price of Common Stock on such day as reported by NASDAQ or, if Common Stock is listed on a national securities exchange, the last reported sales price of Common Stock on such exchange (which shall be consolidated trading if applicable to such exchange) on such day, or if not so reported or listed, the average of the last reported bid and ask prices of Common Stock on such day, in each case as appropriately adjusted for any stock splits or reverse stock splits occurring after the Closing Date.

                 "Registration Rights Agreement" means the Registration Rights Agreement, dated of even date herewith, between the Company and the Purchaser, as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

                 "Registration Statement" is defined in the Registration Rights Agreement.

                 "Regulatory Approval" means each and every approval, consent, filing and registration by or with any federal, state or other regulatory authority (domestic or foreign) necessary to authorize or permit the execution, delivery or performance of this Agreement or any other Warrant Document, for the validity or enforceability hereof or thereof or for the consummation of the transactions contemplated hereby or thereby.

                 "Required Holders" means Holders holding at least 66-2/3% of the Warrant Securities outstanding (treating all Warrants as fully exercised for the Warrant Shares to which Holders would be entitled upon exercise of such Warrants) or, if any matter affects the interest of less than all of the Holders, then Holders holding at least 66-2/3% of the Warrant Securities so affected, as the context may require.

                 "Restriction on Purchase" exists if, at the time of a Put Closing, (i) the purchase of such Warrant Securities would result in a default under or a breach of any Restrictive Provision (assuming that the covenants applicable to the Company at the end of the Fiscal Quarter in which such purchase is to occur were applicable on the date of such purchase), or (ii) the Company would not have sufficient Legally Available Funds to pay the Purchase Price for the Warrant Securities.

                 "Restrictive Provision" means any of the financial covenants contained in Section 6.2.4 or the negative covenants contained in Section 6.2.8 of the Credit Agreement, in each case as the same may be amended from time to time; provided, however, that to the extent noncompliance with any such covenant as a result of the purchase by the Company of Warrant Securities is waived in accordance with Section 9.1 of the Credit Agreement, such covenant shall not constitute a Restrictive Provision.

                 "SEC" means the Securities and Exchange Commission.

                 "Securities Act" means the Securities Act of 1933, as amended from time to time.

                 "Securities Legend" is defined in Section 10.

                 "Selling Holder" is defined in Section 19(c).

                 "Selling Holder Notice" is defined in Section 19(d).

                 "Selling Holder Offer" is defined in Section 19(d).

                 "Series E Convertible Preferred Stock" means the Series E Convertible Preferred Stock, $0.001 par value per share, of the Company, convertible into Common Stock at the option of the Holder.

                 "Series E Exercise Price" means an amount per share equal to $0.02.

                 "Series E Warrant Certificates" means the certificates evidencing the Series E Warrants in the form of Exhibit A.

                 "Series E Warrants" means the warrants referred to in clause
(1) of Recital B as evidenced by the Series E Warrant Certificates.

                 "Stock" means any capital stock of the Company.

                 "Shelf Registration Statement" is defined in the Registration Rights Agreement.

                 "Subsidiary" of any corporation means any other corporation greater than 50% of the outstanding shares of Stock of which having ordinary voting power for the election of directors is owned directly or indirectly by such corporation, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

                 "Substitute Securities" is defined in Section 15.

                 "Transfer Agent" is defined in Section 14.

                 "Warrant Certificates" means, the Series E Warrant
Certificates.

                 "Warrant Documents" means, collectively, this Agreement, the Warrants, the Registration Rights Agreement, the Certificate of Designation and any other document, instrument or agreement executed or delivered in connection with any of the foregoing to which the Company is a party, but excluding the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement).

                 "Warrant Securities" means, collectively, the Warrants and Warrant Shares.

                 "Warrant Shares" means the securities which a Holder may acquire upon exercise or conversion of a Warrant, together with any other securities which such Holder may acquire on account of any such securities, including, without limitation, as the result of the shares of Series E Convertible Preferred Stock being converted into shares of Common Stock and/or any dividend or other distribution on Common Stock, any split-up of such Common Stock, or in accordance with a recapitalization, merger, consolidation, share exchange, reorganization or other transaction or series of related transactions in which shares of Common Stock are changed into or exchanged for securities of another corporation or the exercise of any preemptive right (or the exercise or conversion of any security which such Holder may acquire in connection with the exercise of any preemptive right) with respect to any such Common Stock.

                 "Warrants" means the Series E Warrants together with any warrants issued in substitution or replacement therefor.

                 (b) Cross-References. Unless otherwise specified, references in this Agreement to any Article or Section are references to such Article or Section of this Agreement, and unless otherwise specified, references in any Article, Section, or definition to any clause are references to such clause of such Section, Article or definition.

                 SECTION 2.  Purchase and Sale of Warrants; Closing.

                 (a) The Company hereby agrees to sell to the Purchaser and, subject to the provisions of Section 4, the Purchaser hereby agrees to purchase from the Company for a total purchase price of $1.00 Series E Warrants to purchase 575,000 shares of Series E Convertible Preferred Stock of the Company for an initial exercise price of $0.02 per share.

                 (b) The sale and purchase of the Warrants shall take place at the Closing at the offices of Christy & Viener, 620 Fifth Avenue, New York, New York 10020-2457, at 10:00 a.m. on May 31, 1996, or such other place and time as may be agreed upon by the Purchaser and the Company. At the Closing, the Company will deliver to the Purchaser, upon payment therefor, (1) Series E Warrant Certificates in the form of Exhibit A evidencing the Series E Warrants to be purchased by the Purchaser in such denomination or denominations as the Purchaser may request and registered in its name or the name of its nominee and dated the Closing Date.

                 SECTION 3. Investment Representations. Purchaser represents and warrants that it is purchasing the Warrants and any Warrant Shares issuable upon exercise or conversion of the Warrants for its own account, for investment purposes and not with a view to the distribution thereof; provided, however, that the foregoing representation shall not be construed as imposing any limitation on the Purchaser's right to transfer any of the Warrants or Warrant Shares that is not otherwise expressly set forth in the Warrant Documents or required under applicable law. Each Holder agrees that it will not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of any of the Warrant Securities (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of the Warrant Securities), except in compliance with the Securities Act and applicable state securities laws. Each Holder agrees that it will not transfer, sell, assign, pledge, hypothecate or otherwise dispose of any of the Warrant Securities if any such disposition would cause the Company to be required to register any Warrant Securities pursuant to Section 12(g) of the Exchange Act.

                 SECTION 4. Conditions Precedent. The obligation of the Purchaser to purchase the Series E Warrants on the Closing Date pursuant to
Section 2 hereof shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 4, except as the Purchaser shall otherwise consent:

                 (a) the accuracy of the representations set forth in this Agreement and in the other Warrant Documents in all material respects;

                 (b) the compliance by the Company in all material respects with all covenants and agreements required to be performed by it on or prior to the Closing;

                 (c) the satisfaction of all of the conditions precedent set forth in Sections 4.1 through 4.2.6 of the Credit Agreement;

                 (d) Purchaser's receipt of Warrant Certificates registered in Purchaser's name (or in the name of a nominee of Purchaser) evidencing the Warrants;

                 (e) Purchaser's receipt of the Registration Rights Agreement with respect to the Warrants, in form and substance satisfactory to Purchaser, duly executed and delivered by the Company and dated the Closing Date;

                 (f) Purchaser's receipt of a copy of the Company's articles of incorporation including provisions satisfactory to the Purchaser relating to the Company's capital structure, certified as of a recent date by the Secretary of State of Nevada.

                 (g) Purchaser's receipt of a certificate of the secretary or an assistant secretary of the Company, together with true and correct copies of the resolutions of the Board of Directors and, to the extent necessary, the stockholders of the Company authorizing or ratifying the execution, delivery and performance of this Agreement and the other Warrant Documents, authorizing the adoption and filing of the Certificate of Designation and authorizing the creation and issuance of the Warrants and the Warrant Shares; and setting forth the names of the Authorized Officers of the Company executing this Agreement and the other Warrant Documents, together with a sample of the true signature of each such Authorized Officer;

                 (h) Purchaser's receipt of certified copies of all documents evidencing any other necessary corporate action, consents and governmental approvals or filings (if any) with respect to this Agreement and the other Warrant Documents;

                 (i) Purchaser's receipt of opinions, dated the Closing Date, from Christy & Viener, counsel to the Company, and Kravitz, Schnitzer & Sloane, special Nevada counsel to the Company, in form and substance satisfactory to Purchaser and its counsel, and covering such matters as the Purchaser may request;

                 (j) All proceedings taken in connection with the transactions contemplated by this Agreement and the other Warrant Documents shall be satisfactory in form and substance to Purchaser and its counsel, and Purchaser and its counsel shall have received copies (executed or certified as may be appropriate) of all documents, instruments and agreements which Purchaser or its counsel may request in connection with the consummation of such transactions.

                 SECTION 5.  Warranties, etc.   In order to induce Purchaser to
enter into this Agreement, to engage in the transactions contemplated herein and in the other Warrant Documents and to purchase the Warrants hereunder, the Company represents and warrants unto Purchaser as set forth in this Section 5, except as provided in the Schedule of Exceptions attached as Exhibit B, each and all of which representations and warranties are made as of the Closing Date and shall survive the execution and delivery of this Agreement and the Closing hereunder:

                 (a) Credit Agreement Warranties. Each of the representations and warranties of the Company set forth in the Credit Agreement is true and correct.

                 (b) Power, Authority, etc. The Company has full power and authority to enter into and perform its obligations under this Agreement and each of the other Warrant Documents.

                 (c) Due Authorization. The Certificate of Designation has been duly adopted pursuant to applicable law, has been duly filed with the Nevada Secretary of State and is in full force and effect. The execution and delivery by the Company of this Agreement and each of the other Warrant Documents, the performance by the Company of its obligations hereunder and thereunder and the issuance of the Warrants hereunder by the Company have been duly authorized by all necessary corporate action, do not require any Regulatory Approval (except those Regulatory Approvals already obtained), do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any Organic Document of the Company or any Subsidiary, any agreement or instrument to which the Company or any of it's Subsidiaries is a party or by which it or any of its property is bound, or any law or governmental regulation or court decree or order and will not result in or require the creation or imposition of any Lien on any of the Company's or any Subsidiary's properties pursuant to the provisions of any such agreement or instrument. No vote (including any vote under the rules of any securities exchange or trading system or market on which any of the Company's securities are listed or traded) on the part of the stockholders of the Company, other than those which have been obtained, is required to approve or authorize the adoption and filing of the Certificate of Designation, any of the transactions contemplated by this Agreement, any of the other Warrant Documents or any of the Loan Documents or the authorization of the issuance of Series E Convertible Preferred Stock or the Warrant Securities or any shares of capital stock to be issued pursuant to the Loan Documents. None of the transactions contemplated by this Agreement, any of the other Warrant Documents or any of the Loan Documents (including the issuance of Series E Convertible Preferred Stock, the Warrant Securities or any shares of capital stock to be issued pursuant to the Loan Documents) will give rise to any payment or the acceleration of any obligation (whether with or without the passage of time or upon the occurrence of any event) to any director, officer or employee of the Company or any Subsidiary.

                 (d) Absence of Takeover Statutes. The Board of Directors of the Company has approved for purposes of Sections 78.411 through 78.444 inclusive of the Nevada Revised Statutes (the "Nevada Business Combination Statute- Combinations with Interested Stockholders) the transactions contemplated by this Agreement, the Warrant Documents and the issuance of the Warrant Securities. No other "fair price," "moratorium," "control share acquisition," "shareholder protection", or similar antitakeover statute will apply to any Holder, this Agreement, any of the other Warrant Documents or the authorization or issuance of the Warrant Securities, other than as may result from the place of incorporation or domicile of any Holder. The Company is not a party to, and is not subject to, any stockholder rights plan, rights agreement or similar agreement, arrangement or understanding.

                 (e) Validity, etc. This Agreement and each of the other Warrant Documents constitutes the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to (i) the effect of any applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally; and (ii) the effect of general principles of equity (regardless of whether considered in a proceeding in equity or at law).

                 (f) Capitalization and Ownership of the Company. The authorized capital stock of the Company consists of (1) 20,000,000 shares of Common Stock, 4,899,592 of which will be outstanding on the Closing Date; and
(2) 5,000,000 shares of Preferred Stock of which (i) 2,800 shares have been designated Series A 8% Convertible Preferred Stock, $0.001 par value, 2,800 shares of which are outstanding, (ii) 6,858 shares have been designated Series B Convertible Preferred Stock, $0.001 par value, 6,858 shares of which are outstanding, (iii) 150 shares have been designated Series C 8% Convertible Preferred Stock, $0.001 par value, 101.74 shares of which are outstanding, (iv) 80 shares have been designated Series D 8% Convertible Preferred Stock, $0.001 par value, 66 shares of which are outstanding, (v) 575,000 shares have been designated Series E Convertible Preferred Stock, $0.001 par value, of which no shares are outstanding; and (vi) 4,415,112 shares are undesignated and unissued. The record and, to the best knowledge of the Company, beneficial ownership of five percent (5%) or more of the outstanding capital stock of the Company as of the Closing Date is set forth in Exhibit C. All such outstanding shares are duly authorized, validly issued, fully paid and nonassessable, and are not, and will not have been, issued in violation of any preemptive rights. Except as set forth in Exhibit C, no issued, no authorized but unissued and no treasury shares of capital stock of the Company are subject to any preemptive right, option, warrant, right of conversion or purchase or any similar right issued or granted by the Company or, to the best knowledge of the Company, by any of its shareholders. Except as set forth in the Organic Documents of the Company or in Section 19, there are no agreements or understandings with respect to the voting, sale or transfer of any shares of capital stock of the Company to which the Company or, to the best knowledge of the Company, any of its Affiliates is a party.

                 (g) Authorization and Issuance of Warrants. The issuance of the Warrants has been duly authorized and, upon delivery to Purchaser of the Warrant Certificates therefor in accordance with the terms hereof, the Warrants will have been validly issued and fully paid and nonassessable, free and clear of all Liens and the issuance thereof will not give rise to any preemptive rights. The issuance of the shares of Series E Convertible Preferred Stock subject to the Warrants has been duly authorized and, when issued upon exercise of the Warrants in accordance with the terms thereof, such shares will have been validly issued and will be fully paid and nonassessable. The issuance of the shares of Common Stock issuable upon conversion of the Series E Convertible Preferred Stock has been duly authorized and, when issued upon conversion of the Series E Convertible Preferred Stock in accordance with the terms thereof, such shares will have been validly issued and will be fully paid and nonassessable and the issuance thereof will not give rise to any preemptive rights. 575,000 shares of Series E Convertible Preferred Stock have been duly reserved for issuance upon the exercise of the Warrants. Except as set forth in the Registration Rights Agreement and on Exhibit D, no Person has the right to demand or any other right to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in the any such registration.

                 (h) Securities Laws. In reliance on the investment representations contained in Section 3, the offer, issuance, sale and delivery of the Warrants to the Purchaser as provided in this Agreement, the issuance and delivery of Series E Convertible Preferred Stock upon the exercise of the Warrants by the Purchaser, and the conversion of the Series E Convertible Preferred Stock into Common Stock, are and will be exempt from the registration requirements of the Securities Act and all applicable state securities laws, as such laws are currently in effect.

                 (i) No Integration of Issue. Neither the Company nor any Person authorized or employed by the Company as agent, broker or otherwise in connection with the offering of the Warrants has offered the Warrants for sale to, or solicited any offers to buy the Warrants from, or otherwise approached or negotiated or communicated in respect thereof with, anyone other than Purchaser. Neither the Company nor any Person acting on behalf of the Company will sell or offer any class of securities to, or solicit any offers to buy any class of securities from, or otherwise approach, negotiate or communicate in respect thereof with, any Person so as to require the registration of the Warrants under the Securities Act or any applicable state securities laws.

                 SECTION 6. Covenants. The Company agrees with each Holder that, until the termination of this Agreement pursuant to Section 24 hereof, the Company will perform the obligations set forth in this Section 6:

                 (a) Financial and Business Information. For so long as the Company is not a Public Company, the Company will furnish, or will cause to be furnished, to each Holder copies of the following financial statements, reports and information:

                          (i) promptly when available and in any event within ninety (90) days after the close of each Fiscal Year, a consolidated and consolidating balance sheet at the close of such Fiscal Year, and related consolidated and consolidating statements of operations, retained earnings, and cash flows for such Fiscal Year, of the Company and its Subsidiaries (with comparable information at the close of and for the prior Fiscal Year), certified (in the case of consolidated statements) without qualification by Mortenson & Co., Inc. or other independent public accountants satisfactory to the Required Holders, together with a report containing a description of projected business prospects (including capital expenditures) and management's discussion and analysis of the financial condition and results of operation of the Company and its Subsidiaries; and

                          (ii) promptly when available and in any event within forty-five (45) days after the close of each Fiscal Quarter, consolidated and consolidating balance sheets at the close of such Fiscal Quarter, and consolidated and consolidating statements of operations, retained earnings, and cash flows for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter, of the Company and its Subsidiaries (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding portion of such prior Fiscal Year), certified by the chief financial or executive officer of the Company, together with a brief report containing management's discussion and analysis of the financial condition and results of operations of the Company and its Subsidiaries (including a discussion and analysis of any changes compared to prior results) generally similar in scope to that which would be required in a quarterly report on Form 10-Q filed under the Exchange Act (delivery to the Holders of such a quarterly report on Form 10-Q with respect to any Fiscal Quarter will satisfy the requirements of this clause (a)(ii) with respect to such Fiscal Quarter.

                          (iii) promptly when available and in any event within thirty (30) days after the close of each calendar month of each Fiscal Year consolidated and consolidating balance sheets at the close of such month, and consolidated and consolidating statements of operations, retained earnings, and cash flows for such month and for the period commencing at the close of the previous Fiscal Year and ending with the close of such month, of the Company and Subsidiaries (with comparable information at the close of and for the corresponding month of the prior

                 Fiscal Year and for the corresponding portion of such prior Fiscal Year), certified by the principal accounting or chief financial Authorized Officer of the Company, together with a description of projected business prospects (including capital expenditures) and a brief report containing management's discussion and analysis of the financial condition and results of operations of the Company and its Subsidiaries (including a discussion and analysis of any changes compared to prior results); and

                          (iv) promptly upon the sending or filing thereof, copies of all reports that the Company sends to its security holders generally, and copies of all reports and registration statements that the Company or any of its Subsidiaries files with the Securities and Exchange Commission or any national securities exchange; and


                 (b) Public Company Information. During any period while the Company is a Public Company:

                          (i) Filings. The Company will file with the SEC on or before the required date all regular or periodic reports required pursuant to the Exchange Act and deliver to each Holder, promptly upon its becoming available, one copy of each report, notice or proxy statement sent by the Company to its stockholders generally, and of each regular or periodic report filed pursuant to the Exchange Act and any registration statement, prospectus or written communication (other than transmittal letters) pursuant to the Securities Act filed by the Company with (i) the SEC or (ii) any national securities exchange; and

                          (ii) Rule 144. The Company will make publicly available information concerning the Company sufficient to allow any Holder to dispose of all or a portion of the Warrant Securities pursuant to Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act.

                 (c) Maintenance of Corporate Existences, etc. Except as permitted pursuant to Section 6.2.10 of the Credit Agreement, the Company will cause to be done at all times all things necessary to maintain and preserve the corporate existences of the Company and its Subsidiaries.

                 (d) Maintenance of Books and Records. The Company will, and will cause each Subsidiary to, keep books and records reflecting all of its business affairs and transactions in accordance with GAAP.

                 (e) Inconsistent Agreements. The Company will not, and will not permit any Subsidiary to, enter into any agreement containing any provision which would be violated or breached by the issuance of the Warrants or the Warrant Shares or by the performance by the Company or any Subsidiary of its obligations under this Agreement or under any other Warrant Documents.

                 (f) Organic Documents. So long as any Warrant Securities are outstanding, the Company's articles of incorporation shall contain the provisions regarding the Series E Convertible Preferred Stock set forth in its Organic Documents as constituted on the date hereof. The Company shall not permit to occur any amendment, alteration or modification to its Organic Documents, as constituted on the date hereof, the effect of which, in Purchaser's or the Required Holders' judgment, would be to alter, impair or adversely affect either the rights and benefits of Purchaser or the Holders or the duties and obligations of the Company under this Agreement and the other Warrant Documents.

                 (g) Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, enter into, or cause, suffer or permit to exist:

                 (i) any arrangement or contract with any of its Affiliates of a nature customarily entered into by Persons which are Affiliates of each other (including management or similar contracts or arrangements relating to the allocation of revenues, expenses or otherwise) requiring any payments to be made by the Company or any of its Subsidiaries to any Affiliate, other than (i) any arrangement solely among the Company and its wholly- owned Subsidiaries, and (ii) the Merger; and

                 (ii) any other transaction, arrangement or contract with any of its Affiliates which is on terms which are less favorable than are obtainable in a transaction from any Person which is not one of its Affiliates.

                 (h) Issuance of Additional Rights, Options and Warrants. The Company will not issue any rights, options or warrants to subscribe for or purchase or otherwise acquire Common Stock or Convertible Securities, whether or not the right to exercise such rights, options or warrants or to convert or exchange such Convertible Securities is immediately exercisable or is conditioned upon the passage of time, an occurrence or non-occurrence of some other event, or both, other than any rights, options or warrants which constitute Excluded Shares.

                 (i) Antitakeover Statutes. The Company shall take all action necessary to avoid the application of any "fair price," "moratorium," "control share acquisition," "business combination," "shareholder protection" or similar antitakeover statute to the transactions contemplated by this Agreement or any other Warrant Document (including the issuance of the Warrant Securities).

                 (j) Governmental Approvals. The Company will, and will cooperate with the Holders to, secure all necessary consents, approvals, authorizations and exemptions from all governmental authorities in connection with the exercise of the Warrants, the issuance of shares of Series E Convertible Preferred Stock upon exercise of the Warrants and the issuance of shares of Common Stock upon the conversion of such shares of Series E Convertible Preferred Stock.

                 (k) Issuances of Shares. The Company will not issue any shares of Series E Convertible Preferred Stock other than pursuant to the exercise of the Warrants.

                 SECTION 7. Warrant Certificates. The Warrant Certificates to be delivered pursuant to this Agreement shall be in registered form only as provided in Section 9 and in the form set forth as Exhibit A.

                 SECTION 8. Execution of Warrant Certificates. Warrant Certificates shall be signed on behalf of the Company by the duly authorized officers of the Company under its corporate seal. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of the duly authorized officers of the Company and may be printed or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been a duly authorized officer of the Company, notwithstanding the fact that at the time the Warrant Certificates shall be delivered or disposed of such person shall have ceased to hold such office. The seal of the Company may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Warrant Certificates. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before the Warrant Certificates so signed shall have been disposed of by the Company, such Warrant Certificates nevertheless may be delivered or disposed of as though such person had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate although at the date of the execution of this Agreement such person was not such officer.

                 SECTION 9. Registration. The Company shall number and register the Warrant Certificates in a register as they are issued. The Company may deem and treat the registered holder(s) of the Warrant Certificates as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone) for all purposes and shall not be affected by any notice to the contrary.

                 SECTION 10.  Registration of Transfers and Exchanges.  (a)
The Company shall from time to time register the transfer of any outstanding Warrant Certificates in a Warrant register to be maintained by the Company upon surrender of such Warrant Certificates accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney; provided, however, that prior to effecting such transfer, the transferee shall agree (in a form reasonably satisfactory to the Company) to be bound by the terms of this Agreement, including, without limitation, Section 19. Upon any such registration of transfer, a new Warrant Certificate shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be canceled and disposed of by the Company. Until the Warrant Certificate is transferred on the Warrant register of the Company, the Company may treat the Holder as shown in the Warrant register as the absolute owner of the Warrant Certificate for all purposes, and notwithstanding any notice to the contrary. The Company agrees that it will make the Warrant register available for inspection by the Holders during normal business hours at its office and that the Holders may rely on the Warrant register for purposes of complying with the preceding sentence.

                 (b) The Warrants shall be transferable in whole or in part and, in the event that a Warrant Certificate is transferred in respect of fewer than all the Warrants evidenced by the Warrant Certificate, a new Warrant Certificate evidencing the remaining Warrant or Warrants will be issued and delivered pursuant to the provisions of this Section 10 and of Section 8.

                 (c) If any transfer of Warrants or Warrant Shares is not made pursuant to an effective registration statement under the Securities Act, the Holder will, if reasonably requested by the Company, deliver to the Company an opinion of counsel, which may be counsel to the Holder but which must be reasonably satisfactory to the Company, reasonably satisfactory in form, scope and substance to the Company, that such Warrants or Warrant Shares may be sold without registration under the Securities Act and applicable state securities laws, as well as:

                          (1)     an investment covenant reasonably
         satisfactory to the Company signed by the proposed transferee (except that no such covenant will be required in connection with a transfer effected in accordance with Rule 144A under the Securities Act);

                          (2)     an agreement by such transferee to the
impression of the restrictive legends set forth below on the Warrant Certificate or on the certificate evidencing such Warrant Shares.

The Holders agree that each Warrant Certificate and each certificate representing Warrant Shares will bear the following legend (the "Securities Legend"):

                 "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION, OR AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL TO THE HOLDER) AS TO AN EXEMPTION, FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS."

Notwithstanding the foregoing provisions of this Section 10, the restrictions upon the transferability of the Warrant Securities and the Securities Legend requirement set forth above in this Section 10 shall terminate as to any of the Warrant Securities (i) when and so long as such Warrant Security shall have been effectively registered under the Securities Act and disposed of pursuant thereto or (ii) when the Company shall have received an opinion of counsel reasonably satisfactory to it that such Securities Legend is not required in order to ensure compliance with the Securities Act and applicable state securities laws. Whenever the restrictions imposed by this Section 10 shall terminate as to any Warrant Security, as hereinabove provided, the Holder thereof shall be entitled to receive from the Company, at the expense of the Company, a new Warrant Certificate or certificate for Warrant Shares bearing the following legend in place of the Securities Legend set forth above:

                 "THE RESTRICTIONS ON TRANSFERABILITY OF THE
                 SECURITIES REPRESENTED BY THIS CERTIFICATE TERMINATED ON ______________, 19__, AND ARE OF NO FURTHER FORCE AND EFFECT."

The Holders further agree that each Warrant Certificate and each certificate representing Warrant Shares will bear the following legend:

                 "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A WARRANT PURCHASE AGREEMENT, DATED AS OF MAY 31, 1996, BETWEEN AFGL INTERNATIONAL, INC. (THE "COMPANY") AND INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION (THE "PURCHASER"), AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF MAY 31, 1996, AMONG THE COMPANY AND THE PURCHASER, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID."

Warrant Certificates may be exchanged at the option of the Holder(s) thereof when surrendered to the Company at its office for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants, including, without limitation, upon an adjustment in the Exercise Price or in the number of Warrant Shares purchasable upon exercise of the Warrants. Warrant Certificates surrendered for exchange shall be canceled and disposed of by the Company.

                 SECTION 11.  Exercise of Warrants; Conversion of Warrants.
(a) Subject to the terms of this Agreement, each Holder shall have the right, which may be exercised at any time or from time to time prior to May 31, 2004, to receive from the Company the number of fully paid and nonassessable Warrant Shares which such Holder may at the time be entitled to receive on exercise of all or any part of the Warrants and payment of the appropriate Exercise Price then in effect for such Warrant Shares. A Warrant may be exercised upon surrender to the Company at its office designated for such purpose (the address of which is set forth in Section 20) of the certificate or certificates evidencing the Warrants to be exercised with the form of election to purchase attached thereto properly completed and signed, upon payment to the Company of the appropriate Exercise Price for the number of Warrant Shares in respect of which such Warrants are then exercised. Payment of the aggregate Exercise Price shall be made in cash or by check payable to the order of the Company. Upon such surrender of Warrant Certificates and payment of the appropriate Exercise Price, the Company shall issue and cause to be delivered with all reasonable dispatch (and in any event within five (5) Business Days of such surrender and payment) to or upon the written order of the Holder, and in the name of the Holder or the Holder's nominee, a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Warrants together with such other property (including cash) and securities as may then be deliverable upon such exercise, including cash for fractional Warrant Shares as provided in Section 16. Such certificate or certificates shall be deemed to have been issued and the Person so named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrant Certificates and payment of the Exercise Price.

                 (b) Subject to the terms of this Agreement, each Holder shall have the right (the "Conversion Right"), which may be exercised at any time or from time to time prior to May 31, 2004, to convert the Warrants, in whole or in part, into the number of fully paid and nonassessable Warrant Shares calculated pursuant to the following formula:



                                        X   =   Y (A-B)
                                                -------
                                                   A

         where:           X       =        the number of Warrant Shares to be issued to the Holders;

                          Y       =        the number of Warrant Shares for which the Conversion Right is being exercised;

                          A       =        the Fair Market Value per Share as of the date of exercise of such Conversion Right; and

                          B       =        the Exercise Price with respect to such Warrants.

A Warrant may be converted upon surrender to the Company at its office designated for such purpose (the address of which is set forth in Section 20) of the certificate or certificates evidencing the Warrants to be converted with the form of election to convert attached thereto properly completed and signed. Upon such surrender of Warrant Certificates, the Company shall issue and cause to be delivered with all reasonable dispatch (and in any event within ten (10) Business Days of such surrender) to or upon the written order of the Holder, and in the name of the Holder or the Holder's nominee, a certificate or certificates for the number of full Warrant Shares issuable upon the conversion of such Warrants together with such other property (including cash) and securities as may then be deliverable upon such conversion, including cash for fractional Warrant Shares as provided in Section 16. Such certificate or certificates shall be deemed to have been issued and the Person so named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrant Certificates.

                 (c) The Warrants shall be exercisable and convertible, at the election of the Holders thereof, either in full or from time to time in part, and in the event that a Warrant Certificate is exercised or converted in respect of fewer than all of the Warrant Shares issuable pursuant to such Warrant Certificate at any time prior to the date of expiration of the Warrants, a new Warrant Certificate evidencing the remaining Warrant or Warrants will be issued and delivered pursuant to the provisions of this
Section 11 and of Section 8. All Warrant Certificates surrendered upon exercise or conversion of Warrants shall be canceled and disposed of by the Company. The Company shall keep copies of this Agreement and any notices received hereunder available for inspection during normal business hours at its office. The Company will furnish, at its expense, copies of this Agreement and all such notices, upon request, to any Holder of any Warrant Certificates.

                 SECTION 12. Payment of Taxes. The Company will pay all stamp and transfer taxes in connection with the issuance, sale and delivery of the Warrants hereunder, as well as all such taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants and payment of the appropriate Exercise Price or upon conversion of the Warrants. The Company will not, however, be required to pay any tax or other similar charges imposed in connection with any transfer of any Warrant Securities. Nothing herein shall be construed as requiring the Company to pay any taxes imposed in respect of income realized by any Holder upon the purchase, transfer or exercise of Warrants.

                 SECTION 13. Mutilated or Missing Warrant Certificates. Upon receipt by the Company of evidence reasonably satisfactory to the Company (which shall include an affidavit of the Holder) that any Warrant Certificate shall have been mutilated, lost, stolen or destroyed and, in the case of loss, theft or destruction, a customary indemnity agreement from the Holder of such Warrant Certificate, the Company shall issue, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants.

                 SECTION 14. Reservation of Warrant Shares. The Company will at all times that any Warrant is exercisable reserve and keep available, free from preemptive or similar rights, out of the aggregate of its authorized but unissued capital stock or its authorized and issued capital stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, (i) the maximum number of shares of each class of capital stock constituting a part of the Warrant Shares which may then be deliverable upon the exercise of all outstanding Warrants and (ii) the maximum number of shares of each class of capital stock of the Company which may then be delivered upon the conversion of all issued Warrant Shares into Common Stock of the Company. The Company shall cause all shares of Common Stock into which shares of Series E Convertible Preferred Stock issuable upon exercise of the Warrants are convertible to be (x) listed (or to be listed subject to notice of issuance) on each securities exchange on which shares of Common Stock are listed, or (y) admitted for trading in any inter-dealer quotation system on which shares of Common Stock are traded. The Company or, if appointed, the transfer agent for shares of each class of capital stock of the Company (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants or of the rights of conversion of the Warrant Shares. The Company will furnish such Transfer Agent a copy of all notices of adjustments, and certificates related thereto, transmitted to each Holder pursuant to Section
17.  Before taking any action which would cause an adjustment pursuant to
Section 15 to the maximum number of Warrant Shares deliverable upon the exercise of all outstanding Warrants above the then authorized number of shares of Series E Convertible Preferred Stock, the Company shall cause to be authorized additional shares of Series E Convertible Preferred Stock such that such maximum number of shares of Series E Convertible Preferred Stock deliverable upon exercise of all outstanding Warrants does not exceed the number of shares of Series E Convertible Preferred Stock authorized pursuant to the Organic Documents of the Company. Before taking any action which would cause an adjustment pursuant to Section 15 to reduce the Exercise Price below the then par value (if any) of the Warrant Shares, the Company will take any corporate action which may, in the opinion of its counsel (which may be counsel employed by the Company), be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted.

                 SECTION 15. Adjustment of Exercise Price and Number of Warrant Shares Issuable. The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of any of the events enumerated in this Section 15.

                 (a) Reorganization of the Company. In the event of any capital reorganization, recapitalization or reclassification of the capital stock of the Company, or consolidation, merger or amalgamation of the Company with another entity, any acquisition of capital stock of the Company by means of a share exchange, or the sale, lease, transfer, conveyance or other disposition of all or substantially all of its assets to another entity, then, as a condition of such reorganization, recapitalization, reclassification, consolidation, merger, amalgamation, share exchange or sale, lease, transfer, conveyance or other disposition, lawful and adequate provision shall be made whereby the Holders of the Warrant Certificates shall thereafter have the right to purchase and receive, on the basis and upon the terms and conditions specified in this Agreement and in lieu of the Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, such shares of stock, securities, cash or property as may be issued or payable with respect to or in exchange for the number of Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrant Certificates had such reorganization, recapitalization, reclassification, consolidation, merger, amalgamation, share exchange or sale, lease, transfer, conveyance or other disposition not taken place. If such consolidation, merger, amalgamation, share exchange, sale, lease, transfer, conveyance or other disposition is with any Person or group of Persons (within the meaning of Section 13(d) or 14(d) of the Exchange Act) who shall have made a purchase, tender or exchange offer which was accepted by the holders of not less than twenty percent (20%) of the outstanding shares of Common Stock of the Company, the Holders of the Warrants shall have been given a reasonable opportunity (and, in no event, less than 30 days) to elect to receive, either (x) the stock, securities, cash or property it would have received pursuant to the immediately preceding sentence or (y) the stock, securities, cash or property issued or paid (or to be issued or paid) to holders of the Common Stock in accordance with such offer. In any such case appropriate provision shall be made with respect to the rights and interests of the Holders of the Warrants to the end that the provisions of this Agreement (including, without limitation, provisions for adjustment of the Exercise Price and of the number and type of securities purchasable upon the exercise of the Warrants) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, cash or property thereafter deliverable upon the exercise of the Warrants. The Company shall not effect any such consolidation, merger, amalgamation, share exchange or sale, lease, transfer, conveyance or other disposition unless prior to or simultaneously with the consummation thereof the successor entity (if other than the Company) resulting from such consolidation, merger or amalgamation, share exchange or the entity purchasing or otherwise acquiring such assets or shares (i) shall assume by a supplemental Warrant Agreement, satisfactory in form, scope and substance to the Required Holders (which shall be mailed or delivered to the registered Holders of the Warrants at the last address of such Holders appearing on the books of the Company) the obligation to deliver to such Holders such shares of stock, securities, cash or property as, in accordance with the foregoing provisions, such Holders may be entitled to purchase (the "Substitute Securities") and (ii) shall assume all of the obligations of the Company set forth in this Agreement and the Registration Rights Agreement. Following such assumption such obligations shall apply to the Substitute Securities rather than to the Warrant Shares. If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an Affiliate of the formed, surviving, transferee or lessee entity, such issuer shall join the supplemental Warrant Agreement. The foregoing provisions of this paragraph shall similarly apply to successive reorganizations, recapitalizations, reclassifications, consolidations, mergers, amalgamations, share exchanges, sales, leases, transfers, conveyances or other dispositions.

                 (b) When Issuance or Payment May Be Deferred. In any case in which this Section 15 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder of any Warrant exercised after such record date the Warrant Shares issuable upon such exercise over and above the Warrant Shares issuable upon such exercise on the basis of the Exercise Price prior to such adjustment and (ii) paying to such Holder any amount in cash in lieu of a fractional share pursuant to Section 16; provided, however, that the Company shall deliver to such Holder a bill or other appropriate instrument evidencing such Holder's right to receive such additional Warrant Shares and cash upon the occurrence of the event requiring such adjustment.

                 SECTION 16. Fractional Interests. The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of the Warrant Shares would, except for the provisions of this Section 16, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Fair Market Value per Share on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

                 SECTION 17. Notice to Warrant Holders. Upon any adjustment of the Exercise Price or number or type of securities purchasable upon exercise of the Warrants pursuant to Section 15, and as otherwise required by Section 15, the Company shall promptly thereafter (i) upon the request of the Required Holders, cause to be filed with the Company a certificate of the chief financial officer of the Company setting forth the Exercise Price and the number and type of securities or other property constituting Warrant Shares after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based and, in the case of an adjustment pursuant to Section 15, setting forth the number and type of securities or other property constituting Warrant Shares (or portion thereof) issuable, after such adjustment in the Exercise Price or number of Warrant Shares purchasable upon exercise of the Warrants, upon exercise of a Warrant and payment of the adjusted Exercise Price, and (ii) cause to be given to each of the Holders of the Warrant Certificates written notice of such adjustments, together with a copy of such certificate. Where appropriate, such notice may be given in advance and included as a part of the notice required to be given under the other provisions of this Section 17. In the event:

                 (a) the Company shall authorize the issuance to holders (although not necessarily to all such holders) of shares of Stock or rights, options or warrants to subscribe for or purchase or otherwise acquire shares of Stock or of any other securities or property (including securities of any other issuer) or of any other subscription rights, options or warrants; or

                 (b) the Company shall authorize the payment of any dividend or distribution to holders of shares of Stock of cash, Stock or other securities or property (including securities of any other issuer) of the Company; or

                 (c) of any capital reorganization, reclassification or recapitalization of the capital stock of the Company, or any amalgamation, consolidation or merger to which the Company is a party, or any acquisition of capital stock of the Company through a share exchange, or of the sale, lease, conveyance, transfer or other disposition of the properties and assets of the Company substantially as an entirety, or a purchase, tender or exchange offer for shares of Common Stock or other securities constituting part of the Warrant Shares (whether by the Company or some other party); or

                 (d) of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

                 (e) the Company proposes to take any action which would require an adjustment of the Exercise Price or number of Warrant Shares purchasable upon exercise of the Warrants pursuant to Section 15;

then the Company shall cause to be given to each of the Holders, at least 20 days prior to the applicable record date hereinafter specified (or promptly in the case of events for which there is no record date), a written notice stating (as applicable) (i) the date as of which the holders of record of shares of Stock entitled to receive any such rights, options, warrants or dividends or distribution are to be determined, (ii) the date on which any such reclassification, recapitalization or reorganization, consolidation, merger, amalgamation, share exchange, sale, lease, conveyance, transfer, disposition, dissolution, liquidation or winding up is expected to become effective or be consummated, or (iii) the initial expiration date set forth in any purchase, tender or exchange offer for shares of Stock, and the date as of which it is expected that holders of record of shares of Stock or other securities constituting a part of the Warrant Shares (or securities into which the Warrant Shares may be converted) shall be entitled to exchange such shares or securities for securities or other property, if any, deliverable upon such reclassification, recapitalization, reorganization, consolidation, merger, amalgamation, share exchange, sale, lease, conveyance, transfer, disposition, dissolution, liquidation or winding up. The failure to give the notice required by this Section 17 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, reorganization, recapitalization, reclassification, consolidation, merger, amalgamation, share exchange, sale, lease, conveyance, transfer, disposition, dissolution, liquidation or winding up, or the vote upon any action. Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the Holders the right to vote or to consent as stockholders in respect of the meetings of stockholders or the election of members of the Board of Directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

                 SECTION 18. Cash Distributions and Dividends. If the Company pays a dividend or makes a distribution to the holders of its Stock of any securities (other than Stock) or property (including cash and securities of other companies) of the Company, or any rights, options or warrants to purchase securities (other than Stock) or property (including securities of other companies) of the Company, then, simultaneously with the payment of such dividend or the making of such distribution, and as a condition precedent to its right to do so, it will pay or distribute to the Holders of Series E Warrant Certificates an amount of property (including without limitation cash) and/or securities (including without limitation securities of other companies) of the Company as would have been received by such Holders had they exercised all of the Series E Warrants represented by the Series E Warrant Certificates immediately prior to the record date (or other applicable date) used for determining stockholders of the Company entitled to receive such dividend or distribution. No adjustment to the Exercise Price shall be made for any distribution of Convertible Securities of the Company to the Holders pursuant to the provisions of this Section 18.

                 SECTION 19.  Put Rights; Tag-Along Rights.

         (a) Put by Holders. Unless the Required Holders have otherwise agreed in writing, at any time and from time to time on or after the occurrence of a Put Event, the Put Right shall be exercisable by each of the Holders. After receipt of a Put Notice from any Holder, the Company will promptly (and in any event within ten (10) days) give written notice (the "Put Exercise Notice") to each of the other Holders of Warrant Securities that a Put Right has been exercised. Each Holder will have the right to participate in the Put Right and require the Company to repurchase all or any portion of such Holder's Warrant Securities by delivering written notice to the Company within ten (10) days following receipt of the Put Exercise Notice. All such notices delivered by such other Holders will be deemed to have been delivered as of the date of the initial Put Notice and taken together will be deemed to be one exercise of the Put Right. Upon the exercise by a Holder of the Put Right, the purchase price payable to such Holder (the "Put Purchase Price") by the Company for such Holder's Warrant Securities shall be as follows:

                 (i) in the case of Warrants, an amount equal to the product of (A) the Contract Value per Share, multiplied by (B) the number of shares of Common Stock that may be acquired upon the conversion by such Holder of the shares of Series E Convertible Preferred Stock that would be received upon exercise of such Holder's Warrants with respect to which the Put Right is being exercised;

                 (ii) in the case of Series E Convertible Preferred Stock, an amount equal to the product of (A) the Contract Value per Share, multiplied by (B) the number of shares of Common Stock that may be acquired upon the conversion by such Holder of the shares of Series E Convertible Preferred Stock with respect to which the Put Right is being exercised; and

                 (iii) in the case of Common Stock, an amount equal to the product of (A) the Contract Value per Share, multiplied by (B) the number of shares of Common Stock with respect to which the Put Right is being exercised.

Promptly upon the receipt of a Put Notice pursuant to Section 19(a) the Company shall cause the Contract Value per Share to be determined, and shall give written notice of the determination thereof to each Holder, promptly upon the determination thereof and in any event within thirty (30) days following the Company's receipt of the Put Notice. The provisions of this Section 19(a) shall apply until the termination of this Agreement pursuant to Section 24 to any Person who acquires in any manner any Warrant Securities from any Holder.

         (b) Closing. Each closing of the purchase and sale of any Warrant Securities pursuant to Section 19(a) shall take place on a date (a "Put Closing Date") which is the later of (i) thirty (30) days after the giving of the Put Notice, and (ii) ten (10) days after determination of the Contract Value per share, provided that if such day is not a Business Day such closing shall be on the next succeeding Business Day. Payment of the Put Purchase Price shall be due and payable in full on the Put Closing Date. The closing of such purchase and sale of Warrant Securities shall take place at 10:00 a.m. on the Put Closing Date at such location in Atlanta, Georgia, or New York, New York, as the Required Holders may reasonably determine and notify the Company or at such other location as may be agreed to by the Company and the Required Holders. The Put Purchase Price shall be paid in full at each such closing, by wire transfer of immediately available federal funds, and the Warrant Securities to be repurchased at such closing shall be duly endorsed for transfer. Such Warrant Securities shall be free and clear of all liens and encumbrances of any kind, nature and description, other than applicable restrictions under federal and state securities laws, and each Holder shall represent and warrant to the Company to such effect with respect to such Holder's Warrant Securities. The Company will pay all stamp and transfer taxes in connection with the repurchase of the Warrant Securities hereunder.

         (c) Restrictions on Purchase. The Company covenants and agrees that, other than the Restrictive Provisions, it shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Required Holders, enter into or agree to become subject to any term, condition, provision or agreement that would conflict with or restrict in any way the performance of the Company's obligations under this Agreement or that would by its terms restrict the availability of Legally Available Funds with which to perform such obligations. Anything in this Agreement to the contrary notwithstanding, the Company shall not be required to purchase Warrant Securities under Section 19(a) if at the time of closing of the purchase and sale of any Warrant Securities pursuant to Section 19(a) there exists any Restrictions on Purchase. Upon receipt of a Put Notice, if the Company's obligations under Section 19(a) at the time of performance would be subject to Restrictions on Purchase, then the Company (i) shall promptly use all reasonable efforts (excluding the payment of waiver, consent or similar transactional fees, but including reasonable documentation costs and other similar expenses) to cause the Required Lenders to waive compliance with any such Restrictive Provisions and/or to amend the Restrictive Provisions so as to permit the purchase of the Warrant Securities pursuant to this Agreement, (ii) shall not repay, redeem, purchase or otherwise retire any indebtedness for borrowed money of, or any debt securities issued by, the Company in an amount or for a price or other consideration in excess of the principal amount thereof, and (iii) shall not declare or pay any dividend or distribution on any shares of Stock (other than dividends that accrue and cumulate on Preferred Stock in accordance with the terms of such Preferred Stock as is in effect on the date such Put Notice is received by the Company). If, notwithstanding the Company's reasonable efforts required under this Section 19(c), the Company is unable to fulfill its obligations under Section 19(a) because of the existence of one or more Restrictions on Purchase, the Company shall give prompt written notice thereof to each Holder exercising Put Rights, specifying in reasonable detail the nature thereof and the extent, if any, to which the Company would be able to fulfill its obligation to pay the Purchase Price within the Restrictions on Purchase. If any Restrictions on Purchase exist on the proposed Put Closing Date, then at the sole and independent election of each such Holder, and pursuant to written notice given by any such Holder to the
Company: (i) such Holder's Put Right shall remain exercised and the closing of the purchase and sale of Warrant Securities pursuant to such Holder's Put Right shall be deferred until not more than five Business Days after all such Restrictions on Purchase cease to exist; provided, however, that, as and to the extent that such Restrictions on Purchase cease to exist, the Company shall promptly make partial payments of the Purchase Price to such Holder, in which case there shall be a series of such closings, each of which shall take place not more than five

Business Days after such Restrictions on Purchase have ceased to exist to an extent that would permit such partial payments of the Purchase Price in increments of not less than $100,000 ("Partially Available Funds"); or (ii) the exercise of such Holder's Put Right shall be rescinded and such Holder shall reserve its right to exercise the Put Right at any subsequent time. In the event that any Holders make the election provided in clause (i) of the immediately preceding sentence, the Company shall purchase from such selling Holders that number of Warrant Securities as may be purchased at the Purchase Price using that portion of Partially Available Funds for such purchase as equals the product of (a) all Partially Available Funds, and (b) the ratio of
(i) the Warrant Securities originally proposed to be sold by such Holders electing to sell and not electing to rescind pursuant to clause (ii) of the immediately preceding sentence, to (ii) the Warrant Securities originally proposed to be sold by all Holders (treating all Warrants as fully exercised for the Warrant Shares to which the Holders would be entitled upon exercise of such Warrants). Such purchase shall be made from each selling Holder pro rata based on the ratio of (i) the number of Warrant Securities originally proposed to be sold by such Holder to (ii) the Warrant Securities originally proposed to be sold by all Holders. None of the provisions of this Section 19(c) shall be construed to limit any other right or remedy under applicable law which any Holder may have as a result of the failure by the Company to purchase Warrant Securities as herein provided.

         (d)     Tag-Along Rights.   Without limitation to the right of any
Holder to exercise its Put Right pursuant to Section 19(a), if at any time either the Company or Gary S. Goldstein (each a "Selling Shareholder") shall determine to enter into any transaction or series of transactions that would result in a Change of Control (a "Change of Control Transaction") (any third party proposing to enter into such transaction or transactions being hereinafter referred to in this Section 19(d) as a "Prospective Purchaser"), the Company or Selling Shareholder, as the case may be, and any Prospective Purchaser shall first give written notice (the "Offer Notice") to all of the Holders, specifying the name and address of the Prospective Purchaser and the number of shares, if any, of Stock proposed to be issued, sold, transferred or otherwise disposed of and setting forth in reasonable detail the price, structure and other terms and conditions of the Change of Control Transaction, as applicable. The Offer Notice shall represent the offer (the "Offer") from the Prospective Purchaser to each of the Holders of the right to sell to the Prospective Purchaser as a condition to the consummation of the proposed transaction described in the Offer Notice, all Warrant Securities then owned by each Holder to the Prospective Purchaser and, at the option of the Holders, on the same terms and conditions (including price and form of consideration) as are being offered by the Prospective Purchaser to the Company or the Selling Shareholder, as the case may be, or at the Fair Market Value per Share, determined as of the date of the Offer Notice. Each Holder shall have thirty
(30) days from the date of receipt of the Offer Notice to give written notice of its intention to accept or reject the Offer. Failure to respond within such thirty-day period shall be deemed notice of rejection. In the event that any Holder gives written notice to the Company or the Selling Shareholder, as the case may be, and the Prospective Purchaser of its intention to accept such Offer, then such written notice, taken in conjunction with the Offer Notice, shall constitute a valid and legally binding agreement, and each of the Holders so giving such written notice shall be entitled to sell to the Prospective Purchaser, contemporaneously with the consummation of the Change of Control Transaction, all of the Warrant Securities at the price specified therefor by such Holder in accordance with this Section 19(d). In the event that all of the

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Holders reject or are deemed to have rejected the offer represented by the
Offer Notice, the Company or the Selling Shareholder, as the case may be, shall be free to proceed to consummate such Change of Control Transaction on the terms and conditions set forth in the Offer Notice, provided that such sale is not otherwise prohibited by any agreement between the Company and the Purchaser. In the event the Company fails to complete the proposed sale, transfer or other disposition within ninety (90) days after the Holder or Holders rejected or were deemed to have rejected the Offer, such transaction or transactions shall again be subject to the provisions of this Section 19(d). The provisions of this Section 19(d) shall apply until the termination of this Agreement pursuant to Section 24 to any Person who acquires in any manner any Warrant Securities from any Holder.

         (e) Limitation on Put Rights of Others. The Company covenants and agrees that, neither the Company nor any of its Subsidiaries shall, directly or indirectly, grant to any Person or agree to or otherwise become obligated in respect of any rights to require the Company or any of its Subsidiaries to purchase securities of the Company upon the demand of any Person. The Company represents and warrants that neither it nor any of its Subsidiaries has previously entered into any agreement granting any such rights to any Person.

         (f) Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution, statute, rule or public policy, or for any other reason, such circumstances shall not have the effect of rendering the provision or provisions in question, invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, rule or public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

                 SECTION 20. Notices. All notices, consents, approvals, agreements and other communications provided hereunder shall be in writing or by telecopy and shall be sufficiently given to the Purchaser, the Holders and the Company if addressed or delivered to them at the following addresses:


                 If to the Purchaser:      ING Capital
                                           135 East 57th Street
                                           New York, New York  10022
                                           Attention:  Chief Credit Officer
                                           Telecopier No.:  (212) 750-8935
         with copies to:           ING Capital
                                   Atlanta Office
                                   200 Galleria Parkway
                                   Suite 950
                                   Atlanta, Georgia  30339
                                   Attention:  John N. Lanier
                                   Telecopier No.:  (770) 951-1005

         and a copy to:            King & Spalding
                                   191 Peachtree Street
                                   Atlanta, Georgia  30303-1763
                                   Attention: Walter W. Driver, Jr., Esq.
                                   Telecopier No.:  (404) 572-5100

         If to any other           At its last known address appearing
         Holder:                   on the books of the Company maintained for
                                   such purpose

         If to the Company:        AFGL International, Inc.
                                   850 Third Avenue. 11th Floor
                                   New York, New York 10022
         Date:                     Attention: Barry S. Roseman
                                   Telecopier No.:  (212) 508-3540

         with a copy to:           Christy & Viener
                                   620 Fifth Avenue
                                   New York, New York
                                   Attention:  Richard B. Salomon, Esq.
                                   Telecopier No.:  (212) 632-5555




or at such other address as any party may designate to any other party by written notice. All such notices and communications shall be deemed to have been duly given: (i) at the time delivered by hand, if personally delivered,
(ii) when received, if deposited in the mail, postage prepaid, (iii) when transmission is verified, if telecopied, and (iv) on the next Business Day, if timely delivered to an air courier guaranteeing overnight delivery.

                 SECTION 21. Costs and Expenses. The Company agrees to pay all expenses of the Purchaser for the negotiation, preparation, execution, and delivery of this Agreement and each other Warrant Document and any consents, waivers, supplements or other modifications to this Agreement or any Warrant Document (including the reasonable fees of counsel retained by Purchaser in connection therewith), whether or not the transactions contemplated hereby are consummated, and the consideration of legal questions relevant hereto and thereto. The Company also agrees to reimburse the Purchaser and each Holder upon demand for all out-of-pocket expenses (including reasonable attorneys' fees and expenses) incurred by the Purchaser or such Holder in enforcing the obligations of the Company under this Agreement or any other Warrant Document or in connection with any amendment, waiver, consent, supplement or other modification to this Agreement or any Warrant Document.

                 SECTION 22. Indemnification. (a) In consideration of the transactions contemplated by this Agreement and the other Warrant Documents, the Company hereby agrees to indemnify, exonerate and hold the Purchaser and each Holder, each of their respective successors and assigns, each of the respective officers, directors, employees, attorneys and agents of the Purchaser and each Holder and each of their respective successors and assigns (collectively, the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities, damages and expenses (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), including attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them or asserted or awarded against the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

         (i) any transaction contemplated by this Agreement or any other Warrant Document;

         (ii) the making of any claim by any investment banking firm, broker or third party that it is entitled to compensation from any Indemnified Party in connection with this Agreement;

         (iii) any claim, investigation, litigation, or proceeding made or commenced by a third party related to this Agreement or any other Warrant Documents, whether or not the Indemnified Party or any other Indemnified Party is party thereto;

         (iv) the breach by the Company of any representation or warranty set forth in this Agreement or in any other Warrant Document; or

         (v) the failure of the Company to comply with all terms, conditions, and covenants set forth in this Agreement or in any other Warrant Document;

except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or wilful misconduct as determined by a final and nonappealable decision of a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Company hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. The foregoing indemnity shall become effective immediately upon the execution and delivery hereof and shall remain operative and in full force and effect notwithstanding the consummation of the transactions contemplated hereunder, the issuance or exercise of the Warrants hereunder, the termination of this Agreement pursuant to Section 24, the invalidity or unenforceability of any term or provision of this Agreement or any other Warrant Document, or any investigation made by or on behalf of any Holder or the Purchaser.

                 (b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action (including any governmental investigation or inquiry), such Indemnified Party will, if such Indemnified Party intends to make a claim in respect thereof against the Company, give written notice to the Company of the commencement thereof, but the omission so to notify the Company shall not relieve the Company from any of its obligations hereunder. In case any such action is brought against any Indemnified Party and it notifies the Company of the commencement thereof, the Company shall be entitled to participate in and to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Company to such Indemnified Party, the Company shall not be responsible for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof. The Company will not consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

                 SECTION 23. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Holders shall bind and inure to the benefit of their respective successors and assigns, including those by operation of law, merger, consolidation or as otherwise provided in subsection (i) or (j) of Section 15.

                 SECTION 24. Termination. Except as otherwise provided herein, this Agreement shall terminate (i) with respect to any Holder, with respect to any Warrant Shares beneficially owned by such Holder which have been effectively registered under the Securities Act and sold pursuant to a Registration Statement or Shelf Registration Statement and (ii) in its entirety when (a) all Warrants have been exercised or expired unexercised in accordance with their terms or all Warrant Securities have been purchased pursuant to
Section 19 hereof, and (b) all obligations of the Company (or any successor) shall have been satisfied in full and all contingencies in respect thereof shall no longer exist, including, without limitation, the obligations set forth in subsection (a) or (b) of Section 15.

                 SECTION 25. Governing Law. THIS AGREEMENT AND THE WARRANTS SHALL BE GOVERNED BY THOSE PROVISIONS OF THE CORPORATE CODE OF THE JURISDICTION IN WHICH THE COMPANY IS INCORPORATED AND ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE OF THE JURISDICTION IN WHICH THE COMPANY IS INCORPORATED WHICH ARE NECESSARILY APPLICABLE TO SECURITIES ISSUED BY A CORPORATION INCORPORATED IN SUCH JURISDICTION AND OTHERWISE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF NEW YORK AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF SAID STATE.

                 SECTION 26. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company and the Holders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company and the Holders.

                 SECTION 27. Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

                 SECTION 28. Amendments; Waiver. No provision of this Agreement may be amended or waived except by an instrument in writing signed by the party sought to be bound; provided, however, that any amendment requested or waiver sought from the Holders of any provision of this Agreement which affects Holders generally may be given by the Required Holders and any waiver so given shall be binding on all Holders; provided further, that the provisions of Section 11 with respect to the type of securities for which the Warrants are exercisable may not be changed without the consent of each Holder affected thereby. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall a waiver of a particular right or remedy on one occasion be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

                 SECTION 29. Waiver of Jury Trial. THE PURCHASER, EACH HOLDER AND THE COMPANY HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ON THE WARRANTS OR ON ANY OF THE OTHER WARRANT DOCUMENTS, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, THE WARRANTS OR ANY OF THE OTHER WARRANT DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE PURCHASER, ANY HOLDER OR THE COMPANY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PURCHASER'S ENTERING INTO THIS AGREEMENT.

                 SECTION 30. Jurisdiction. The Company hereby agrees that any legal action or proceeding against it with respect to this Agreement, the Warrants or any of the other Warrant Documents may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York as any Holder may elect, and, by execution and delivery hereof, it accepts and consents for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and agrees that such jurisdiction shall be exclusive, unless waived by the Required Holders in writing, with respect to any action or proceeding brought by it against such Holders. The Company hereby irrevocably designates, appoints and empowers CT Corporation System whose present address is 1633 Broadway, New York, New York 10019, as its authorized agent to receive, for and on its behalf and its property, service of process in the State of New York when and as legal actions or proceedings may be brought in the courts of the State of New York or of the United States of America sitting in New York, and such service of process shall be deemed complete upon the date of delivery thereof to such agent, or upon the earliest of any other date permitted by applicable law. It is understood that a copy of said process served on such agent will be forwarded to the Company as soon as practicable, at its address set forth herein, but its failure to receive such copy shall not affect in any way the service of said process on said agent as the agent of the Company. The Company irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of the copies thereof by certified mail, return receipt requested, postage prepaid, to it at its address set forth herein, such service to become effective upon the earlier of (i) the date 10 calendar days after such mailing and (ii) any earlier date permitted by applicable law. The Company agrees that it will at all times continuously maintain an agent to receive service of process in the State of New York on behalf of itself and its properties and in the event that, for any reason, the agent named above or its successor shall no longer serve as its agent to receive service of process in the State of New York on its behalf, it shall promptly appoint a successor so to serve and shall advise the Holders thereof. The Company agrees that Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York shall apply to this Agreement and each of the other Warrant Documents and waives any right to stay or to dismiss any action or proceeding brought before said courts on the basis of forum non conveniens. Nothing herein shall affect the right of any Holder to bring proceedings against the Company in the courts of any other jurisdiction or to serve process in any other manner permitted by applicable law.

                 SECTION 31. Specific Performance. The Company recognizes that the rights of the Holders under this Agreement and the other Warrant Documents are unique and, accordingly, the Holders shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder and thereunder by actions for injunctive relief and specific performance to the extent permitted by law. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement or any of the other Warrant Documents and hereby agrees to waive in any action for specific performance the defense that a remedy at law would be adequate. This Agreement is not intended to limit or abridge any rights of the Holders which may exist apart from this Agreement.

                 SECTION 32. Confidentiality. The Holders shall hold all non-public, proprietary or confidential information (which has been identified as such by the Company) obtained pursuant to the requirements of this Agreement in accordance with their customary procedures for handling confidential information of this nature; provided, however, that each Holder may make disclosure of any such information to its examiners, Affiliates, outside auditors, counsel, consultants, appraisers and other professional advisors in connection with this Agreement or as reasonably required by any proposed transferee in connection with the contemplated transfer of any Warrant Securities (but only if the proposed transferee agrees to be bound by the terms of this Section 32) or as required or requested by an Governmental Authority or representative thereof or in connection with the enforcement hereof or of any other Warrant Document or pursuant to legal process. In no event shall any Holder be obligated or required to return any materials furnished to it by the Company.

                 SECTION 33. Entire Agreement. The parties hereto agree that this Agreement, the Registration Rights Agreement and the Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them as to such subject matter; and there are no restrictions, agreements, arrangements, oral or written, between any or all of the parties relating to the subject matter hereof which are not fully expressed or referred to herein or therein.

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.


                                   AFGL INTERNATIONAL, INC.



                                   By:
                                       -----------------------------------
                                         Name:
                                         Title:



                                   INTERNATIONALE NEDERLANDEN
                                   (U.S.) CAPITAL CORPORATION



                                   By:
                                       -----------------------------------
                                         Name:
                                         Title:

                                   EXHIBIT A


                      FORM OF SERIES E WARRANT CERTIFICATE


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. SAID SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION, OR AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL TO THE HOLDER) AS TO AN EXEMPTION, FROM THE REGISTRATION PROVISIONS OF SAID ACT OR LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A WARRANT PURCHASE AGREEMENT, DATED AS OF MAY 31, 1996, BETWEEN AFGL INTERNATIONAL, INC. (THE "COMPANY") AND INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION ("ING") AND A REGISTRATION RIGHTS AGREEMENT, DATED AS OF MAY 31, 1996, AMONG THE COMPANY AND THE PURCHASERS IDENTIFIED IN EXHIBIT A ATTACHED THERETO, COPIES OF EACH OF WHICH ARE ON FILE AT THE MAIN OFFICE OF THE COMPANY. ANY SALE OR TRANSFER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS OF THOSE AGREEMENTS AND ANY SALE OR TRANSFER OF SUCH SECURITIES IN VIOLATION OF SAID AGREEMENTS SHALL BE INVALID.

Certificate No.                                                         Warrants
               --                                               -------
                              Warrant Certificate

                            AFGL INTERNATIONAL, INC.

                 This Warrant Certificate certifies that INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION ("ING"), or registered assigns, is the registered holder of the number of Warrants (the "Warrants") set forth above to purchase shares of Series E Convertible Preferred Stock, par value $0.001 per share (the "Series E Convertible Preferred Stock"), of AFGL INTERNATIONAL, INC., a Nevada corporation (the "Company"). Each Warrant entitles the holder upon exercise to receive from the Company one fully paid and nonassessable share of Series E Convertible Preferred Stock (a "Warrant Share") at the initial exercise price (the "Exercise Price") of $0.02, payable in lawful money of the United States of America, upon surrender of this Warrant Certificate and payment of the Exercise Price, if applicable, at the office of the Company designated for such purpose, subject to the conditions set forth herein and in the Warrant Agreement referenced below. The Exercise Price and number and type of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, as set forth in the Warrant Agreement and the Certificate of Designation, Preferences and Rights for the Series E Convertible Preferred Stock. Each Warrant also entitles the holder to convert such Warrant into the number of Warrant Shares determined in accordance with Section 11(b) of the Warrant Agreement.

                 The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Series E Warrants, and are issued or to be issued pursuant to a Warrant Purchase Agreement dated as of May 31, 1996 (the "Warrant Agreement"), duly executed and delivered by the Company and ING, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, obligations and duties hereunder of the Company and the holders of the Warrants (the words "holders" or "holder" meaning the registered holders or registered holder). A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

                 The holder of Warrants evidenced by this Warrant Certificate may exercise such Warrants under and pursuant to the terms and conditions of the Warrant Agreement by surrendering this Warrant Certificate, with the form of election to purchase attached hereto (and by this reference made a part hereof) properly completed and executed, together with payment of the Exercise Price in cash at the office of the Company designated for such purpose. In the event that any exercise of Warrants evidenced hereby shall be for less than the total number of Warrants evidenced hereby, there shall be issued by the Company to the holder hereof or his or its registered assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                 The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price set forth on the face hereof may, subject to certain conditions, be adjusted. If the Exercise Price is adjusted, the Warrant Agreement provides that the number of shares of Warrant Shares issuable upon the exercise of each Warrant shall be adjusted. No fractional shares of Warrant Shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

                 The Holders of the Warrants possess certain rights to require the Company to purchase the Warrants (the "Put Rights"), and the Holders have been granted certain rights to participate in a sale of the Common Stock of the Company by certain shareholders of the Company (and certain of their successors and assigns) all at the times specified in, and pursuant to the terms and conditions set forth in, the Warrant Agreement.

                 The Holders of the Warrants are entitled to certain registration rights as set forth in a Registration Rights Agreement dated as of May 31, 1996, among the Company and the purchasers identified in Exhibit A attached thereto (the "Registration Rights Agreement"). By acceptance of this Warrant Certificate, the Holder hereof agrees that upon exercise of any or all of the Warrants evidenced hereby, such Holder will be bound by the Registration Rights Agreement. A copy of the Registration Rights Agreement may be obtained by the holder hereof upon written request to the Company.

                 Warrant Certificates, when surrendered at the office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                 The Company may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing made hereon) for the purpose of any exercise hereof, of any distribution to the holder(s) hereof and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company (other than the right to receive dividends and distributions as set forth in Section 18 of the Warrant Agreement).

                 IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be signed by its duly authorized officer and has caused its corporate seal to be affixed hereunto or imprinted hereon.

Dated:  May 31, 1996


                                   AFGL INTERNATIONAL, INC.


                                   By:
                                       ------------------------------------
                                        Name:
                                        Title:

                          FORM OF ELECTION TO PURCHASE

                   [To Be Executed Upon Exercise of Warrant]

The undersigned holder hereby represents that he or it is the registered holder of this Warrant Certificate, and hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive ____________ shares of Series E Convertible Preferred Stock, par value $0.001 per share ("Series E Convertible Preferred Stock"), of AFGL INTERNATIONAL, INC. (the "Company") and herewith tenders payment for such shares to the order of the Company in the amount of $___________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of the undersigned or his/its nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth. If said number of shares is less than all of the shares of Series E Convertible Preferred Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of the undersigned or his/its nominee hereinafter set forth, and further that such Warrant Certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth.

                    Certificate to be registered as follows:

          Name:       Internationale Nederlanden (U.S.) Capital Corporation

          Address:    135 East 57th Street
                      New York, New York  10022
                      Attn:  Chief Credit Officer

                          Certificate to be delivered as follows:
                          ----------- -- -- --------- -- -------

          Name:       Internationale Nederlanden (U.S.) Capital Corporation

          Address:    135 East 57th Street
                      New York, New York  10022
                      Attn:  Chief Credit Officer


Date:
     --------------------



                             --------------------------------------------------
                             (Signature must conform in all respects to the name of the holder as specified on the fact of the Warrant Certificate, unless Form of Assignment has been executed)

                          FORM OF ELECTION TO CONVERT

                  [To be Executed Upon Conversion of Warrant]

The undersigned holder hereby represents that he or it is the registered holder of this Warrant Certificate, and hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to convert the Warrants evidenced by this Warrant Certificate into ____________ shares of Series E Convertible Preferred Stock, par value $0.001 per share (the "Series E Convertible Preferred Stock"), of AFGL INTERNATIONAL, INC. (the "Company").
The undersigned requests that a certificate for such shares be registered in the name of the undersigned or his/its nominee hereinafter set forth, and further that such certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth. If said number of shares is less than all of the shares of Series E Convertible Preferred Stock convertible hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of the undersigned or his/its nominee hereinafter set forth, and further that such Warrant Certificate be delivered to the undersigned at the address hereinafter set forth or to such other person or entity as is hereinafter set forth.

                    Certificate to be registered as follows:


           Name:       Internationale Nederlanden (U.S.) Capital Corporation

           Address:    135 East 57th Street
                       New York, New York  10022
                       Attn:  Chief Credit Officer

                                   Certificate to be delivered as follows:
                                   ----------- -- -- --------- -- -------

           Name:       Internationale Nederlanden (U.S.) Capital Corporation

           Address:    135 East 57th Street
                       New York, New York  10022
                       Attn:  Chief Credit Officer

Date:
     --------------------


                                 ----------------------------------------------
                                 (Signature must conform in all respects to the name of the holder as specified on the fact of the Warrant Certificate, unless Form of Assignment has been executed)

                               FORM OF ASSIGNMENT

                   [To be executed upon Transfer of Warrant]


         FOR VALUE RECEIVED, the undersigned registered holder of the enclosed Warrant Certificate hereby sells, assigns and transfers unto ________________________________________ the right represented by such Warrant
Certificate to purchase _____________ shares of Series E Convertible Preferred Stock of AFGL INTERNATIONAL, INC. to which such Warrant Certificate relates, and appoints __________________ _______________________________ Attorney to
make such transfer on the books of AFGL INTERNATIONAL, INC. maintained for such purpose, with full power of substitution in the premises.



Date:
     -------------------


                             -----------------------------------------------
                             (Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate)



                             -----------------------------------------------
                             (Street Address)


                             -----------------------------------------------
                             (City)           (State)         (Zip Code)

                                   EXHIBIT C

                  HOLDERS OF 5% OR MORE OF THE COMPANY'S STOCK


      RECORD OWNER           CLASS OF STOCK               NO. OF SHARES
      ------ -----           ----- -- -----               --- -- ------

                                   EXHIBIT D


                          EXISTING REGISTRATION RIGHTS
                          -------- ------------ ------

                                                                EXHIBIT 3























- --------------------------------------------------------------------------------

                         REGISTRATION RIGHTS AGREEMENT


                                    BETWEEN


                            AFGL INTERNATIONAL, INC.


                                      AND


                           INTERNATIONALE NEDERLANDEN
                           (U.S.) CAPITAL CORPORATION



                            Dated as of May 31, 1996

- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----



Section 1.          Definitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Section 2.          Registration of Securities by the Company   . . . . . . . . . . . . .      4

Section 3.          Shelf Registration  . . . . . . . . . . . . . . . . . . . . . . . . .      10

Section 4.          Registration Expenses   . . . . . . . . . . . . . . . . . . . . . . .      16

Section 5.          Conditions to Registration  . . . . . . . . . . . . . . . . . . . . .      18

Section 6.          Indemnification   . . . . . . . . . . . . . . . . . . . . . . . . . .      19

Section 7.          Exchange Act Registration;
                    Rule 144 Reporting  . . . . . . . . . . . . . . . . . . . . . . . . .      22

Section 8.          Limitation on Registration Rights of
                    Others  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      23

Section 9.          Mergers, etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . .      23

Section 10.         Notices, etc.   . . . . . . . . . . . . . . . . . . . . . . . . . . .      23

Section 11.         Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . .      24

Section 12.         Waivers and Further Agreements  . . . . . . . . . . . . . . . . . . .      24

Section 13.         Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      24

Section 14.         Assignment; Successors and Assigns  . . . . . . . . . . . . . . . . .      24

Section 15.         Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      25

Section 16.         Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      25

Section 17.         Section Headings  . . . . . . . . . . . . . . . . . . . . . . . . . .      25

Section 18.         Gender; Usage   . . . . . . . . . . . . . . . . . . . . . . . . . . .      25

Section 19.         Governing Law   . . . . . . . . . . . . . . . . . . . . . . . . . . .      25

Section 20.         Termination   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      26

Section 21.         Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      26

Section 22.         Specific Performance  . . . . . . . . . . . . . . . . . . . . . . . .      26

                         REGISTRATION RIGHTS AGREEMENT


         THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made and entered into as of May 31, 1996, by and between AFGL INTERNATIONAL, INC., a Nevada corporation (the "Company"), and INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION, a Delaware corporation (the "Purchaser").


                              W I T N E S S E T H:


RECITALS.

         A. Simultaneously herewith, the Purchaser is entering into a Credit Agreement dated of even date herewith, by and among the Company, the Purchaser and various other lenders that may become parties thereto (the "Lenders") and the Purchaser in its capacity as Agent for the Lenders (the Agent"); and

         B. It is a condition precedent to extensions of credit by the Purchaser to the Company contemplated by the Credit Agreement that the Company agree to issue to the Purchaser Warrants initially exercisable for 575,000 shares of Series E Convertible Preferred Stock, par value $0.001 per share, of the Company (the "Series E Convertible Preferred Stock") for an exercise price of $0.02 per share; and

         C. The Purchaser is unwilling to extend credit to the Company pursuant to the Credit Agreement or to purchase the Warrants pursuant to the Warrant Agreement (as defined in Section 1) unless it receives the assurances set forth in this Agreement; and

         D. The Company and the Purchaser desire to set forth certain understandings with respect to the Warrants;

         NOW, THEREFORE, in consideration of the premises and the agreements herein set forth and to induce the Purchaser to proceed with the transactions contemplated by the Warrant Agreement and the Credit Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

         SECTION 1. Definitions.

                 (a) Defined Terms. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

         "Agreement" means this Registration Rights Agreement as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

         "Available Securities" is defined in Section 2.

         "Business Day" is defined in the Warrant Agreement.

         "Certificate of Designation" is the Certificate of Designation, Preferences and Rights of the Series E Convertible Preferred Stock.

         "Common Stock" is defined in the Warrant Agreement.

         "Company" means AFGL International, Inc.

         "Credit Agreement" is defined in the Warrant Agreement.

         "Exchange Act" is defined in the Warrant Agreement.

         "Holder" is defined in the Warrant Agreement.

         "Indemnified Person" is defined in Section 6(a).

         "Indemnifying Person" is defined in Section 6(c).

         "NASD" means the National Association of Securities Dealers, Inc.

         "Person" is defined in the Warrant Agreement.

         "Prospectus" means each prospectus included as part of any Registration Statement, as amended or supplemented, including each preliminary prospectus and all material incorporated by reference in such prospectus.

         "Purchaser" is defined in the Preamble.

         "Quoted Price" is defined in the Warrant Agreement.

         "Registrable Securities" shall mean the shares of Common Stock or any other securities issued or issuable upon the conversion of shares of Series E Convertible Preferred Stock (including any conversion in accordance with Part 2B or Part 2C of the Certificate of Designation), but excluding (i) shares that have been disposed of under a Registration Statement, the Shelf Registration Statement or any other effective registration statement, and (ii) shares distributed to the public pursuant to Rule 144 under the Securities Act.

         "Registration Expenses" is defined in Section 4(c).

         "Registration Statement" means any registration statement of the Company which covers Registrable Securities pursuant to Section 2 of this Agreement, including the Prospectus, amendments, including post-effective amendments, and supplements to such registration statement and Prospectus and all exhibits and all material incorporated by reference in such registration statement.

         "Required Holders" shall mean the holders of Series E Convertible Preferred Stock and/or Warrant Securities which when fully converted would represent at least two-thirds of the voting power of such securities held by all of the Holders.

         "Securities Act"  is defined in the Warrant Agreement.

         "SEC" is defined in the Warrant Agreement.

         "Shelf Prospectus" shall mean the prospectus included in the Shelf Registration Statement, including any preliminary prospectus, and any amendment or supplement thereto, including any supplement relating to the terms of the offering of any portion of the Registrable Securities covered by the Shelf Registration Statement, and in each case including all material incorporated by reference therein.

         "Shelf Registration" shall mean a registration required to be effected pursuant to Section 3 hereof.

         "Shelf Registration Statement" shall mean a registration statement of the Company (and any other entity required to be a registrant with respect to such registration statement pursuant to the requirements of the Securities Act) that covers all of the Registrable Securities to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments (including post-effective amendments) to such registration statement, and all exhibits thereto and materials incorporated by reference therein.

         "Specified Registrable Securities" is defined in Section 2(a).

         "Stock" is defined in the Warrant Agreement.

         "Warrant Agreement" means the Warrant Purchase Agreement, dated of even date herewith, by and between the Purchaser and the Company, as in effect on the date hereof and as hereafter amended, supplemented, restated or otherwise modified.

         "Warrant Securities" is defined in the Warrant Agreement.

         "Warrants" is defined in the Warrant Agreement.

                 (b) Cross-References. Unless otherwise specified, references in this Agreement to any Article or Section are references to such Article or Section of this Agreement, and unless otherwise specified, references in any Article, Section, or definition to any clause are references to such clause of such Section, Article or definition.

         SECTION 2. Registration of Securities by the Company.

                 (a) Piggyback Registration. If at any time or from time to time the Company shall propose to file on its behalf or on behalf of any of its security holders a registration statement under the Securities Act on Form S-1, S-2 or S-3 (or on any other form for the general registration of securities) with respect to any class of securities (other than a Shelf Registration Statement filed pursuant to Section 3), the Company shall in each case:

                           (i) promptly give written notice to each Holder at least thirty (30) days before the anticipated filing date, indicating the proposed offering price and describing the plan of distribution;

                           (ii) include in such registration (and any related qualification under blue sky or other state securities laws or other compliance) and, at the request of any Holder, in any underwriting involved therein, all the Registrable Securities specified by any Holder or Holders of Registrable Securities (the "Specified Registrable Securities") in a written request (the "Registration Request") made within twenty (20) days after receipt of such written notice from the Company, specifying the number or amount of Specified Registrable Securities; and

                           (iii) use its best efforts to cause the managing underwriter(s) of such proposed underwritten offering to permit the Specified Registrable Securities to be included in the Registration Statement for such offering on the same terms and conditions as any similar securities of the Company included therein.

         Notwithstanding the foregoing, if the managing underwriter(s) of such offering advise(s) the Holders of Specified Registrable Securities in writing that marketing considerations require a limitation on the securities, other than the securities the Company intends to sell, to be included in any Registration Statement filed under this Section 2 to a certain number of shares (the "Available Securities"), then the Company shall in such case be obligated to such Holders only with respect to such number of Available Securities. The limitation on the number of Specified Registrable Securities will be imposed pro rata (based upon the ratio of the number of shares of Specified Registrable Securities which the managing underwriter(s) propose to include at the anticipated initial public offering price to the number of Specified Registrable Securities owned by each Holder) among all Holders of Specified Registrable Securities.

                 Notwithstanding any other provision of this Agreement to the contrary, neither the delivery of the notice by the Company nor of the Registration Request by any Holder shall in any way obligate the Company to file a Registration Statement and, notwithstanding such filing, the Company may, at any time prior to the effective date thereof, in its sole discretion, determine not to offer the securities to which the Registration Statement relates without liability to any of the Holders, other than to pay Registration Expenses in connection with such Registration Statement. No registration of Registrable Securities effected under this Section 2 shall relieve the Company of its obligation to effect the registration of Registrable Securities pursuant to Section 3.

                 (b) Piggyback Registration Procedures. If and when the Company shall be required by the provisions of this Section 2 to effect the registration of Registrable Securities under the Securities Act, the Company will use its best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto it will, as expeditiously as possible:

                         (i) before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of the Registrable Securities covered by such Registration Statement and the underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be made available, on a timely basis, for review by such Holders and underwriters;

                         (ii) prepare and file with the SEC such amendments and post-effective amendments to any Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder of Registrable Securities or the managing underwriter(s), if any, or as may be required by the Securities Act, the Exchange Act or by the rules, regulations or instructions applicable to the registration form utilized by the Company or as may otherwise be necessary to keep such Registration Statement effective for the applicable period; and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 (or any successor rule) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement or Prospectus;

                         (iii) promptly notify the selling Holders of Registrable Securities and the managing underwriter(s), if any, and if requested by any such Person, confirm such advice in writing:

                                (a)   of the filing of the Prospectus or any
                            supplement to the Prospectus and of the
                            effectiveness of the Registration Statement and/or any post-effective amendment,

                                (b) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for additional information,

                                (c)   of the issuance by the SEC of any stop
                            order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

                                (d)   of the Company's becoming aware at any
                            time that the representations and warranties of the Company contemplated by paragraph (xiv)(a) below have ceased to be true and correct,

                                (e)   of the receipt by the Company of any
                            notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threat of any proceeding for such purpose, and

                                (f)   of the existence of any fact which, to
                            the knowledge of the Company, results in the Registration Statement, the Prospectus or any document incorporated therein by reference containing an untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

                        (iv) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement or any qualification referred to in paragraph (iii)(e) at the earliest possible moment;

                        (v) if reasonably requested by the managing underwriter(s) or the Required Holders of Registrable Securities being sold in connection with an underwritten offering, immediately incorporate in a supplement to the Prospectus or post-effective amendment to the Registration Statement such information as the managing underwriter(s) or the Required Holders of the Registrable Securities being sold reasonably request to have included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and any other terms of the underwritten (or best-efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such supplement to the Prospectus or post-effective amendment to the Registration Statement as soon as notified of the matters to be incorporated in such supplement to the Prospectus or post-effective amendment to the Registration Statement;

                        (vi) at the request of any selling Holder of Registrable Securities, furnish to such selling Holder of Registrable Securities and each managing underwriter, if any, without charge, at least one signed copy of the Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

                        (vii) deliver to each selling Holder of Registrable Securities and the managing underwriter(s), if any, without charge, as many copies of the Registration Statement, each Prospectus (including each preliminary prospectus) and any amendment or supplement thereto (in each case including all exhibits), as such Persons may reasonably request, together with all documents incorporated by reference in such Registration Statement or Prospectus, and such other documents as such selling Holder may reasonably request in order to facilitate the disposition of its Registrable Securities covered by such Registration Statement; the Company consents to the use of each Prospectus and any supplement thereto by each of the selling Holders of Registrable Securities and the managing underwriter(s), if any, in connection with the offering and sale of the Registrable Securities covered by each Prospectus or any supplement thereto;

                        (viii) prior to any public offering of Registrable Securities, register or qualify or reasonably cooperate with the selling Holders of Registrable Securities, the managing underwriter(s), if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any selling Holder or managing underwriter(s) reasonably request(s) and do any and all other acts or things necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement;

                        (ix) cooperate with the selling Holders of Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any legends restricting the transfer thereof; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two Business Days prior to any sale of Registrable Securities to the underwriters;

                        (x) use its best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such United States, state and local governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

                        (xi) if any fact contemplated by paragraph (iii)(b) or (iii)(f) above shall exist, promptly notify each Holder on whose behalf Registrable Securities have been registered and promptly prepare and furnish to such Holders a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference and promptly file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, neither the Registration Statement nor the Prospectus will contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                        (xii) if requested by the Required Holders of the Registrable Securities or by the managing underwriter(s), if any, cause all Registrable Securities covered by the Registration Statement to be (A) listed on each securities exchange on which securities of the same class are then listed or (B) admitted for trading in any inter-dealer quotation system on which securities of the same class are then traded;

                        (xiii) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities covered by the Registration Statement and provide the applicable transfer agent with printed certificates for such Registrable Securities which are in a form eligible for deposit with Depository Trust Company;

                        (xiv) enter into agreements (including underwriting agreements) and take all other reasonable actions in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, except as otherwise provided, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

                                (a) make such representations and warranties to the Holders selling such Registrable Securities and, in connection with any underwritten offering, to the underwriters, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

                                (b) obtain opinions of counsel to the Company and updates thereof addressed to each selling Holder and the underwriters, if any, covering the matters customarily covered in opinions requested in similar underwritten offerings and such other matters as may be reasonably requested by such Holders and underwriters, which counsel and opinions shall be reasonably satisfactory (in form, scope and substance) to the managing underwriters, if any, and the Required Holders of such Registrable Securities;

                                (c)   in connection with any underwritten
                            offering, obtain so-called "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the selling Holders of Registrable Securities and the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings;

                                (d) if an underwriting agreement is entered into, cause the same to set forth in full the indemnification and contribution provisions and procedures of Section 6 (or such other substantially similar provisions and procedures as the underwriters shall reasonably request) with respect to all parties to be indemnified pursuant to said Section 6; and

                                (e) deliver such documents and certificates as may reasonably be requested by the Required Holders of the Registrable Securities being sold, or the managing underwriter(s), if any, to evidence compliance with this paragraph (xiv) and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

         the foregoing to be done upon each closing under any underwriting or similar agreement as and to the extent required thereunder and from time to time as may reasonably be requested by any selling Holder of Registrable Securities in connection with the disposition of Registrable Securities pursuant to such Registration Statement, all in a manner consistent with customary industry practice;

                        (xv)    upon execution and delivery of such
                 confidentiality agreements as the Company may reasonably request, make available to the Holders of the Registrable Securities being sold, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by such Holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with the registration, at such time or times as the Person requesting such information shall reasonably determine;

                        (xvi) otherwise use its best efforts to comply with the Securities Act, the Exchange Act, all applicable rules and regulations of the SEC and all applicable state blue sky and other securities laws, rules and regulations, and make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act, as soon as practicable, but in no event later than ninety (90) days after the end of the 12 calendar month period commencing after the effective date of the Registration Statement;

                      (xvii) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the
                 NASD); and

                      (xviii)   prior to the filing of any document which is
                 being prepared for incorporation by reference into the Registration Statement or the Prospectus, upon receipt of such confidentiality agreements as the Company may reasonably request, provide copies of such document to counsel to the selling Holders of Registrable Securities, and to the managing underwriter(s), if any, and make the Company's representatives available for discussion of such document.

         SECTION 3. Shelf Registration.

                 (a) Filing of Shelf Registration Statement. Promptly after the date hereof, the Company shall cause to be filed the Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Securities in accordance with the terms hereof, and the Company will use its best efforts to cause such Shelf Registration Statement to be declared effective by the SEC on or before May 30, 1997. The Company agrees to use its best efforts to keep the Shelf Registration Statement with respect to the Registrable Securities continuously effective so long as any Holder holds Registrable Securities until such time as each Holder has received an opinion of counsel to the Company (which opinion and counsel shall be reasonably satisfactory to the Holder) to the effect that each such Holder is permitted under Rule 144 to dispose of all of its Registrable Securities within three months without such registration. The Company further agrees to amend the Shelf Registration Statement if and as required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or by the Securities Act or any rules and regulations thereunder; provided, however, that the Company shall not be deemed to have used its best efforts to keep the Shelf Registration Statement effective during the applicable period if it voluntarily takes any action that would result in selling Holders not being able to sell Registrable Securities covered thereby during that period, unless such action is permitted by this Agreement or required under applicable law or the Company has filed a post-effective amendment to the Shelf Registration Statement and the SEC has not declared it effective.

                 (b) Shelf Registration Procedures. In connection with the obligations of the Company with respect to the Shelf Registration Statement contemplated by this Section 3, the Company shall use its best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto it will, as expeditiously as possible:

               (i) before filing a Shelf Registration Statement or Shelf Prospectus or any amendments or supplements thereto, furnish to the Holders of the Registrable Securities covered by such Shelf Registration Statement and the underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be made available, on a timely basis, for review by such Holders and underwriters; and the Company will not file any Shelf Registration Statement or amendment thereto or any Shelf Prospectus or any supplement thereto to which the Required Holders of the Registrable Securities covered by such Shelf Registration Statement or the managing underwriter(s), if any, shall reasonably object;

              (ii) prepare and file with the SEC, within the time period set forth in Section 3(a) hereof, the Shelf Registration Statement, which Shelf Registration Statement (a) shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution by the selling Holders thereof and (b) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith;

              (iii) (a) prepare and file with the SEC such amendments to such Shelf Registration Statement as may be reasonably requested by any Holder of Registrable Securities or the managing underwriter(s), if any, or as may be required by the Securities Act, the Exchange Act or by the rules, regulations or instructions applicable to the registration form utilized by the Company or as may otherwise be necessary to keep such Shelf Registration Statement effective for the applicable period; (b) cause the Shelf Prospectus to be amended or supplemented as may be reasonably requested by any Holder of Registrable Securities or the managing underwriter(s), if any, or as may be required by the Securities Act, the Exchange Act or by the rules, regulations or instructions applicable to the registration form utilized by the Company or as may otherwise be necessary to keep such Shelf Registration Statement effective for the applicable period; (c) cause the Shelf Prospectus as so amended or supplemented to be filed pursuant to Rule 424 (or any successor rule) under the Securities Act;
         (d) respond as promptly as practicable to any comments received from the SEC with respect to the Shelf Registration Statement or any amendment thereto; and (e) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Shelf Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the selling Holders thereof;

              (iv) promptly notify the selling Holders of Registrable Securities and the managing underwriter(s), if any, and if requested by any such Person, confirm such advice in writing:

                          (a) of the filing of the Shelf Prospectus or any supplement to the Shelf Prospectus and of the effectiveness of the Shelf Registration Statement and/or any post-effective amendment,

                          (b) of any request by the SEC for amendments or supplements to the Shelf Registration Statement or the Shelf Prospectus or for additional information,

                          (c) of the issuance by the SEC of any stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of any proceedings for that purpose,

                          (d) of the Company's becoming aware at any time that the representations and warranties of the Company contemplated by paragraph (xv)(a) below have ceased to be true and correct,

                          (e)     of the receipt by the Company of any
                  notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threat of any proceeding for such purpose, and

                          (f) of the existence of any fact which, to the knowledge of the Company, results in the Shelf Registration Statement, the Shelf Prospectus or any document incorporated therein by reference containing an untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

               (v) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement or any qualification referred to in paragraph (iii)(e) at the earliest possible moment;

               (vi) if reasonably requested by the managing underwriter(s) or the Required Holders of Registrable Securities being sold in connection with an underwritten offering, immediately incorporate in a supplement to the Shelf Prospectus or post-effective amendment to the Shelf Registration Statement such information as the managing underwriter(s) or the Required Holders of the Registrable Securities being sold reasonably request to have included therein relating to the plan of distribution with respect to such Registrable Securities, including, without limitation, information with respect to the amount of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and any other terms of the underwritten (or best-efforts underwritten) offering of the Registrable Securities to be sold in such offering; and make all required filings of such supplement to the Shelf Prospectus or post-effective amendment to the Shelf Registration Statement as soon as notified of the matters to be incorporated in such supplement to the Shelf Prospectus or post-effective amendment to the Shelf Registration Statement;

               (vii) at the request of any selling Holder of Registrable Securities, furnish to such selling Holder of Registrable Securities and each managing underwriter, if any, without charge, at least one signed copy of the Shelf Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

               (viii) deliver to each Holder of Registrable Securities and the managing underwriter(s), if any, without charge, as many copies of the Shelf Registration Statement, each Shelf Prospectus and any amendment or supplement thereto (in each case including all exhibits), as such Persons may reasonably request, together with all documents incorporated by reference in such Shelf Registration Statement or Shelf Prospectus, and such other documents as such selling Holder may reasonably request in order to facilitate the disposition of its Registrable Securities; the Company consents to the use of the Shelf Prospectus and any amendment or supplement thereto by each such Holder of Registrable Securities and the underwriter(s), if any, in connection with the offering and sale of the Registrable Securities covered by the Shelf Prospectus or amendment or supplement thereto;

                 (ix) prior to the time the Shelf Registration Statement is declared effective by the SEC, register or qualify the Registrable Securities or reasonably cooperate with the selling Holders, the underwriter(s), if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as any selling Holder or managing underwriter(s), if any, reasonably request(s), keep each such registration or qualification effective during the period such Shelf Registration Statement is required to be kept effective, and do any and all other acts or things necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Shelf Registration Statement;

                 (x) cooperate with the selling Holders of Registrable Securities and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any legends restricting the transfer thereof; and enable such Registrable Securities to be in such denominations and registered in such names as the selling Holders or the managing underwriters, if any, may request at least two Business Days prior to any sale of Registrable Securities;

                 (xi) use its best efforts to cause the Registrable Securities covered by the Shelf Registration Statement to be registered with or approved by such United States, state and local governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities;

                 (xii)    if any fact contemplated by paragraph (iv)(b) or
         (iv)(f) above shall exist, promptly notify each Holder on whose behalf Registrable Securities have been registered and promptly prepare and furnish to such Holders a supplement or post-effective amendment to the Shelf Registration Statement or the related Shelf Prospectus or any document incorporated therein by reference and promptly file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, neither the Shelf Registration Statement nor the Shelf Prospectus will contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                 (xiii) if requested by the Required Holders of the Registrable Securities or by the managing underwriter(s), if any, cause all Registrable Securities covered by the Shelf Registration Statement to be (A) listed on each securities exchange on which securities of the same class are then listed or (B) admitted for trading in any inter-dealer quotation system on which securities of the same class are then traded;

                (xiv) not later than the effective date of the Shelf Registration Statement, provide a CUSIP number for all Registrable Securities covered by the Shelf Registration Statement and provide the applicable transfer agent with printed certificates for such Registrable Securities which are in a form eligible for deposit with Depository Trust Company;

                (xv) enter into agreements (including underwriting agreements) and take all other reasonable actions in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, except as otherwise provided, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

                          (a) make such representations and warranties to the Holders selling such Registrable Securities and, in connection with any underwritten offering, to the underwriters, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

                          (b) obtain opinions of counsel to the Company and updates thereof addressed to each selling Holder and the underwriters, if any, covering the matters customarily covered in opinions requested in similar underwritten offerings and such other matters as may be reasonably requested by such Holders and underwriters, which counsel and opinions shall be reasonably satisfactory (in form, scope and substance) to the managing underwriters, if any, and the Required Holders of such Registrable Securities;

                          (c) in connection with any underwritten offering, to obtain so-called "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the selling Holders of Registrable Securities and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings;

                          (d) if an underwriting agreement is entered into, cause the same to set forth in full the indemnification and contribution provisions and procedures of Section 6 (or such other substantially similar provisions and procedures as the underwriters shall reasonably request) with respect to all parties to be indemnified pursuant to said Section 6; and

                          (e) deliver such documents and certificates as may reasonably be requested by the Required Holders of the Registrable Securities being sold, or the managing underwriter(s), if any, to evidence compliance with this paragraph (xiv) and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company;

         the foregoing to be done upon each closing under any underwriting or similar agreement as and to the extent required thereunder and from time to time as may reasonably be requested by any selling Holder of Registrable Securities in connection with the disposition of Registrable Securities pursuant to such Shelf Registration Statement, all in a manner consistent with customary industry practice;

                (xvi) upon execution and delivery of such confidentiality agreements as the Company may reasonably request, make available to the Holders of the Registrable Securities being sold, any underwriter participating in any disposition pursuant to such Shelf Registration Statement, and any attorney or accountant retained by such Holders or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with the registration, at such time or times as the Person requesting such information shall reasonably determine;

                (xvii) otherwise use its best efforts to comply with the Securities Act, the Exchange Act, all applicable rules and regulations of the SEC and all applicable state blue sky and other securities laws, rules and regulations, and make generally available to its security holders, as soon as practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

                (xviii)   cooperate and assist in any filings required to be
         made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the NASD); and

                (xix) prior to the filing of any document which is being prepared for incorporation by reference into the Registration Statement or the Prospectus, upon receipt of such confidentiality agreements as the Company may reasonably request, provide copies of such document to counsel to the selling Holders of Registrable Securities, and to the managing underwriter(s), if any, and make the Company's representatives available for discussion of such document.

                  (c) Covenants of Holders. In connection with and as a condition to the Company's obligations with respect to the Shelf Registration Statement pursuant to this Section 3, each Holder covenants and agrees that (i) upon receipt of any notice from the Company contemplated by Section 3(b)(iv) (in respect of the occurrence of an event contemplated by clause (f) of Section 3(b)(iv)), such Holder shall not offer or sell any Registrable Securities pursuant to the Shelf Registration Statement until such Holder receives copies of the supplemented or amended Shelf Prospectus contemplated by Section 3(b)(xii) hereof and receives notice that any post-effective amendment has become effective, and, if so directed by the Company, such Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Shelf Prospectus as amended or supplemented at the time of receipt of such notice; (ii) such Holder and any of its officers, directors or affiliates, if any, will comply with the provisions of Rule 10b-6 and 10b-7 under the Exchange Act as applicable to them in connection with sales of Registrable Securities pursuant to the Shelf Registration Statement; and (iii) such Holder and any of its officers, directors or affiliates, if any, will comply with the prospectus delivery requirements of the Securities Act as applicable to them in connection with sales of Registrable Securities pursuant to the Shelf Registration Statement.

                  (d) Mechanics of Shelf Registration. Each registration effected pursuant to this Section 3 shall be effected by the filing of a Shelf Registration Statement on Form S-1 or Form S-3 (provided that if Form S-3 is used the Shelf Prospectus shall contain the information that would have been required to be included therein had Form S-1 been used), unless the use of a different form has been agreed upon in writing by the Required Holders; provided, however, that if the intended method of disposition by the requesting Holders is to be an underwritten offering, the Company shall use such form of Registration Statement as is acceptable to the underwriter(s).

                  (e) Representation, Warranty and Covenant of the Company. The Company represents and warrants that it meets all the requirements for the use of Form S-3 for the registration and sale by the Holders of the Registrable Securities, and the Company shall file all reports required to be filed by the Company with the SEC in a timely manner so as to maintain such eligibility for the use of Form S-3.

                  (f) Holdback Agreement. From the date of this Agreement until the first anniversary thereof, each Holder of Registrable Securities agrees not to effect any public or private sale or distribution of Registrable Securities.

         SECTION 4. Registration Expenses.

                  (a) All expenses incident to the Company's performance of or compliance with its obligations under this Agreement (excluding underwriting discounts, selling commissions and brokerage fees, which will be paid by the selling Holders) will be paid by the Company, regardless of whether Registrable Securities are sold pursuant to any Registration Statement or Shelf Registration Statement, including, without limitation:

                            (i)   all registration, filing and listing fees;

                            (ii)  fees and expenses of compliance with
                 securities or blue sky laws (including, without limitation, the fees and disbursements of counsel for the underwriters, if any, or selling Holders in connection with blue sky and state securities qualifications of Registrable Securities and determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriter(s), if any, or the Required Holders of the Registrable Securities covered by such Registration Statement or Shelf Registration Statement may reasonably designate);

                          (iii) printing (including, without limitation, expenses of printing or engraving certificates for the Registrable Securities in a form eligible for deposit with Depository Trust Company and of printing prospectuses), messenger, telephone and delivery expenses;

                          (iv) fees and disbursements of counsel for the Company and, subject to Section 4(b), counsel for the selling Holders of the Registrable Securities;

                          (v) fees and disbursements of all independent certified public accountants of the Company (including, without limitation, the expenses of any special audit and, in connection with any underwritten offering, "cold comfort" letters required by or incident to such performance);

                          (vi) Securities Act liability insurance if the Company so desires or if the managing underwriters, if any, so require(s);

                          (vii) fees and expenses of other Persons (including special experts) retained by the Company; and

                          (viii) fees and expenses associated with any NASD filing required to be made in connection with any Registration Statement or Shelf Registration Statement, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained in accordance with the rules and regulations of the NASD.

         The Company will, in any event, pay its internal expenses, the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which securities of the same class are then listed or the qualification for trading of the securities to be registered in each inter-dealer quotation system in which securities of the same class are then traded, and rating agency fees.

                 (b) In connection with each Registration Statement or Shelf Registration Statement required hereunder, the Company will reimburse the Holders of Registrable Securities being registered pursuant to such Registration Statement or Shelf Registration Statement for the reasonable fees and disbursements of not more than one counsel chosen by the Required Holders of the Registrable Securities being sold; the expense of any additional counsel for the Holders shall be paid by the Holders.

                 (c) The term "Registration Expenses" shall mean the expenses payable by the Company pursuant to the provisions of this Section 4.

         SECTION 5. Conditions to Registration.

         Each Holder's right to have Registrable Securities included in any Registration Statement or Shelf Registration Statement filed by the Company in accordance with the provisions of Section 2 or Section 3 shall be subject to the following conditions:

                 (a) The Holders on whose behalf such Registrable Securities are to be included shall be required to furnish the Company in a timely manner with all information required by the applicable rules and regulations of the SEC concerning the proposed method of sale or other disposition of such securities, the identity of and compensation to be paid to any proposed underwriters to be employed in connection therewith, and such other information as may be reasonably required by the Company properly to prepare and file such Registration Statement or Shelf Registration Statement in accordance with applicable provisions of the Securities Act;

                 (b) If any such Holder desires to sell and distribute Registrable Securities over a period of time, or from time to time, at then prevailing market prices, then any such Holder shall execute and deliver to the Company such written undertakings as the Company and its counsel may reasonably require in order to assure full compliance with relevant provisions of the Securities Act and the Exchange Act;

                 (c) In the case of any registration requested pursuant to the provisions of Section 2, the offering price for any Registrable Securities to be so registered shall be no less than for any securities of the same class then to be registered for sale for the account of the Company or other security holders, unless such Registrable Securities are to be offered from time to time based on the prevailing market price;

                 (d) Upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (xi) of Section 2(b) or paragraph (xii) of Section 3(b), such Holder will forthwith discontinue disposition of Registrable Securities until such Holder's receipt of the copies of the supplemented Prospectus contemplated by such paragraph, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Prospectus, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice; and

                 (e) In the case of any underwritten offering on behalf of the Holders of Registrable Securities, such Holders will enter into such agreements (including underwriting agreements and lock-up agreements) as the managing underwriters shall reasonably request and as are customary in similar circumstances.

         SECTION 6.       Indemnification.

                 (a) Indemnification by the Company. In the event of the registration of any Registrable Securities under the Securities Act pursuant to the provisions hereof, the Company will indemnify and hold harmless the seller of such Registrable Securities, its partners, directors, officers, employees and agents, each underwriter, broker and dealer, if any, who participates in the offering or sale of such securities, and each other Person, if any, who controls such seller or any such underwriter, broker or dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (each such Person being hereinafter sometimes referred to as an "Indemnified Person", provided that for purposes of clauses (b), (c) and (d) of this Section 6 "Indemnified Person" shall include the Company, its partners, directors, officers, employees and agents, and each other Person, if any who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any losses, claims, damages, liabilities or expenses, joint or several, to which such indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any Registration Statement, Shelf Registration Statement, Prospectus or Shelf Prospectus or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made or incorporated by reference in the Registration Statement, Shelf Registration Statement, Prospectus or Shelf Prospectus or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person for use in preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person and shall survive the transfer of such Registrable Securities by such seller.

                 (b) Indemnification by Holders of Registrable Securities. In the event of the registration of any Registrable Securities under the Securities Act pursuant to the provisions hereof, each Holder on whose behalf such Registrable Securities shall have been registered will indemnify and hold harmless each and every Indemnified Person against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in any Registration Statement, Shelf Registration Statement, Prospectus or Shelf Prospectus or any amendment or supplement thereto or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which untrue statement or alleged untrue statement or omission or alleged omission has been made or incorporated therein in reliance upon and in conformity with written information furnished to the Company by such Holder specifically stating that it is for use in preparation thereof, and will reimburse each such Indemnified Person for any legal and other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the liability of each Holder hereunder shall be limited to the proceeds received by such Holder from the sale of Registrable Securities covered by such Registration Statement or Shelf Registration Statement.

                 (c) Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any action (including any governmental investigation or inquiry), such Indemnified Person will, if such Indemnified Person intends to make a claim in respect thereof against the party agreeing to indemnify such Indemnified Person pursuant to paragraphs (a) or (b) hereof (each such Person being hereinafter referred to as an "Indemnifying Person"), give written notice to such Indemnifying Person of the commencement thereof, but the omission so to notify the Indemnifying Person shall not relieve the Indemnifying Person from any of its obligations pursuant to the provisions of this Section 6 except to the extent that the Indemnifying Person is actually prejudiced by such failure to give notice. In case any such action is brought against any Indemnified Person and it notifies an Indemnifying Person of the commencement thereof, the Indemnifying Person shall be entitled to participate in, and to the extent that it may wish, jointly with any other Indemnifying Person similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person, and after notice from the Indemnifying Person to such Indemnified Person, the Indemnifying Person shall not, except as hereinafter provided, be responsible for any legal or other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof. No Indemnifying Person will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability in respect of such claim or litigation.

         Such Indemnified Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expense of such Indemnified Person unless (a) the Indemnifying Person has agreed to pay such fees and expenses or (b) the Indemnifying Person shall have failed to assume the defense of such action or proceeding or has failed to employ counsel reasonably satisfactory to such Indemnified Person in any such action or proceeding or (c) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Person and the Indemnifying Person and such Indemnified Person shall have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential material differing interests between them (in which case, if such Indemnified Person notifies the Indemnifying Person in writing that it elects to employ separate counsel at the expense of the Indemnifying Person, the Indemnifying Person shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Person). The Indemnifying Person shall not be liable for any settlement of any such action or proceeding effected without its written consent, which consent shall not unreasonably be withheld, delayed or conditioned, but if settled with its written consent, or if there is a final judgment for the plaintiff in any such action or proceeding, the Company agrees to indemnify and hold harmless such Indemnified Persons from and against any loss or liability by reason of such settlement or judgment.

                 (d) Contribution. If the indemnification provided for in this Section 6 is unavailable to a party that would have been an Indemnified Person under this Section 6 in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to herein, then each party that would have been an Indemnifying Person thereunder shall, in lieu of indemnifying such Indemnified Person, contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Person on the one hand and the Indemnified Person on the other in connection with the statement or omission which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission of a material fact relates to information supplied by the Indemnifying Person or the Indemnified Person and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(c), any legal or other fees or expenses reasonably incurred by such party in connection with the investigation or defense of any action or claim. The Company and each Holder of Registrable Securities agrees that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6. Notwithstanding the provisions of this Section 6(d), no Holder of Registrable Securities shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by it exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

         No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         Indemnification or, if appropriate, contribution, similar to that specified in the preceding provisions of this Section 6 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of such securities under any federal or state law or regulation or governmental authority other than the Securities Act.

         In the event of any underwritten offering of Registrable Securities under the Securities Act pursuant to the provisions of Section 2 or Section 3, the Company and each Holder on whose behalf such Registrable Securities shall have been registered agree to enter into an underwriting agreement, in standard form, with the underwriters, which underwriting agreement may contain additional provisions with respect to indemnification and contribution in lieu thereof.

         SECTION 7. Exchange Act Registration; Rule 144 Reporting.

         The Company covenants and agrees that until such time as the Holders no longer hold any Registrable Securities it will:

                 (a) if required by law, maintain an effective registration statement (containing such information and documents as the SEC shall specify) with respect to the Common Stock of the Company under Section 12(g) of the Exchange Act;

                 (b) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date that the Company becomes subject to the reporting requirements of the Securities Act or the Exchange Act (even if the Company subsequently ceases to be subject to such reporting requirements);

                 (c) file with the SEC in a timely manner all reports and documents required of the Company under the Securities Act and the Exchange Act;

                 (d) furnish to any Holder promptly upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (and any similar or successor rules) and of the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company (beginning after the Company becomes subject to such reporting requirements), and (iii) such other reports and documents of the Company and other information in the possession of or reasonably attainable by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such securities without registration; and

                 (e) take such further action as any Holder of Registrable Securities may from time to time reasonably request to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

         The Company represents and warrants that such registration statement or any information, document or report filed with the SEC in connection therewith or any information so made public shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The Company agrees to indemnify and hold harmless (or to the extent the same is not enforceable, make contribution to) the Holders, their partners, officers, directors, employees and agents, each broker, dealer or underwriter (within the meaning of the Securities Act) acting for any Holder in connection with any offering or sale by such Holder of Registrable Securities or any Person controlling (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) such Holder and any such broker, dealer or underwriter from and against any and all losses, claims, damages, liabilities or expenses (or actions in respect thereof) arising out of or resulting from any breach of the foregoing representation or warranty, all on terms and conditions comparable to those set forth in Section 6.

         SECTION 8.  Limitation on Registration Rights of Others.

         The Company represents and warrants that, except as set forth on Exhibit D to the Warrant Agreement, it has not granted to any Person the right to request or require the Company to register any securities issued by the Company. The Company covenants and agrees that, so long as any Holder holds any Warrant Securities, the Company will not, directly or indirectly, grant to any Person or agree to or otherwise become obligated in respect of (a) any registration rights of securities of the Company upon the demand of any Person (including any shelf registration) without the prior written consent of the Required Holders; or (b) rights of registration in the nature or substantially in the nature of those set forth in Section 2 unless such rights are expressly subject and subordinated to the rights of registration of the Holders pursuant to Section 2 hereof on terms reasonably satisfactory to the Required Holders.

         SECTION 9.  Mergers, etc.

         In addition to any other restrictions on mergers, consolidations and reorganizations contained in the Credit Agreement, the Warrant Agreement or in the certificate of incorporation, by-laws or agreements of the Company, the Company covenants and agrees that it shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation and in which the Holders shall not have had the right to receive cash for all their Registrable Securities, unless the surviving corporation shall, prior to such merger, consolidation or reorganization, agree in a writing satisfactory in form, scope and substance to the Required Holders to assume the obligations of the Company under this Agreement, and for such purpose references hereunder to "Registrable Securities" shall be deemed to include the securities which such Holders would be entitled to receive in exchange for Registrable Securities pursuant to any such merger, consolidation or reorganization.

         If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or classification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustments shall be made in the provisions hereof as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Securities as so changed.

         SECTION 10. Notices, etc.

         All notices, consents, approvals, agreements and other communications provided hereunder shall be in writing or by telex or telecopy and shall be sufficiently given to the Purchasers, the Holders





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

and the Company if addressed or delivered to them in accordance with Section 20 of the Warrant Agreement.

         SECTION 11.  Entire Agreement.

         The parties hereto agree that this Agreement and the agreements specifically referred to in Section 33 of the Warrant Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them as to such subject matter; and there are no restrictions, agreements, arrangements, oral or written, between any or all of the parties relating to the subject matter hereof which are not fully expressed or referred to herein or therein.

         SECTION 12.  Waivers and Further Agreements.

         Any waiver of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof; provided, however, that no such written waiver unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other parties may reasonably require in order to effectuate the terms and purposes of this Agreement.

         SECTION 13.  Amendments.

         This Agreement may not be amended nor shall any waiver, change, modification, consent or discharge be effected except by an instrument in writing executed by or on behalf of the party or parties against whom enforcement of any amendment, waiver, change, modification, consent or discharge is sought; provided, however, that any waiver sought from the Holders of any provision of this Agreement which affects the Holders generally, and any action required to be taken by the Holders as a group pursuant to this Agreement, shall be given or taken by the Required Holders, and any such waiver or action so given or taken shall be binding on all Holders. No failure or delay by any party in exercising any right or remedy hereunder shall operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion shall not be deemed a waiver of any other right or remedy or a waiver of the same right or remedy on any subsequent occasion.

         SECTION 14.  Assignment; Successors and Assigns.

         This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns, including, without limitation, any Holders, from time to time of the Registrable Securities. Anything in this

Agreement to the contrary notwithstanding, the term "Holders" as used in this Agreement shall be deemed to include the registered Holders from time to time of the Warrant Securities.

         SECTION 15.  Severability.

         If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because any provision conflicts with any constitution, statute, rule or public policy, or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question, invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute, rule or public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

         SECTION 16.  Counterparts.

         This Agreement may be executed in two or more counterparts (each of which need not be executed by each of the parties), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and in pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one such counterpart.

         SECTION 17.  Section Headings.

         The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

         SECTION 18.  Gender; Usage.

         Whenever used herein the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders. The words "hereof," "herein" and "hereunder," and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

         SECTION 19.  Governing Law.

         THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK OTHER THAN THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

         SECTION 20.  Termination.

         The rights of any Holder under Sections 2 and 3 of this Agreement shall terminate as to any Registrable Securities when such Registrable Securities have been effectively registered under the Securities Act and sold pursuant to a Registration Statement or Shelf Registration Statement covering such Registrable Securities. The indemnification and contribution provisions of Sections 6 and 7 shall survive any termination of this Agreement.

         SECTION 21.  Expenses.

         The Company shall be obligated to pay to the Holders, on demand, all costs and expenses (including, without limitation, court costs and reasonable attorneys' fees and expenses and interest to the extent permitted by applicable law on overdue amounts) paid or incurred in collecting any sums due from, or enforcing any other obligations of, the Company.

         SECTION 22.  Specific Performance.

         The Company recognizes that the rights of the Holders under this Agreement are unique and, accordingly, the Holders shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance to the extent permitted by law. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. This Agreement is not intended to limit or abridge any rights of the Holders which may exist apart from this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                                   AFGL INTERNATIONAL, INC.



                                                   By:
                                                       -------------------------
                                                       Name:
                                                       Title:


                                                   INTERNATIONALE NEDERLANDEN
                                                   (U.S.) CAPITAL CORPORATION



                                                   By:
                                                       -------------------------
                                                       Name:
                                                       Title: